Exhibit 99.1

SASOL LIMITED

ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2021

Sasol Limited Group

Income statement

for the year ended 30 June

		2021	2020*	2019*
	Note	Rm	Rm	Rm
Turnover	3	201 910	190 367	203 576
Materials, energy and consumables used	4	(85 370)	(90 109)	(90 589)
Selling and distribution costs		(8 026)	(8 388)	(7 836)
Maintenance expenditure		(12 115)	(10 493)	(10 227)
Employee-related expenditure	5	(32 848)	(30 667)	(29 928)
Exploration expenditure and feasibility costs		(295)	(608)	(663)
Depreciation and amortisation		(17 644)	(22 327)	(17 814)
Other expenses and income		(6 589)	(27 376)	(19 097)
Translation gains/(losses)	6	5 510	(6 542)	604
Other operating expenses and income	7	(12 099)	(20 834)	(19 701)
Equity accounted profits/(losses), net of tax		814	(347)	1 074
Operating profit before remeasurement items		39 837	52	28 496
Remeasurement items affecting operating profit	10	(23 218)	(111 978)	(20 062)
Earnings/(loss) before interest and tax (EBIT/(LBIT))		16 619	(111 926)	8 434
Finance income	8	856	922	787
Finance costs	8	(6 758)	(7 303)	(1 253)
Earnings/(loss) before tax		10 717	(118 307)	7 968
Taxation	13	(185)	26 390	(2 803)
Earnings/(loss) for the year		10 532	(91 917)	5 165
Attributable to
Owners of Sasol Limited		9 032	(91 754)	3 389
Non-controlling interests in subsidiaries		1 500	(163)	1 776
		10 532	(91 917)	5 165

		Rand	Rand	Rand
Per share information
Basic earnings/(loss) per share	9	14,57	(148,49)	5,50
Diluted earnings/(loss) per share	9	14,39	(148,49)	5,46

*	The results have been revised for prior period errors in the calculation of South African value chain impairments, refer to note 1.

The notes on pages 8 to 128 are an integral part of these Consolidated Financial Statements.

Statement of comprehensive income

for the year ended 30 June

	2021	2020*	2019*
	Rm	Rm	Rm
Earnings/(loss) for the year	10 532	(91 917)	5 165
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement	(16 246)	24 123	1 353
Effect of translation of foreign operations	(13 741)	26 720	1 533
Effect of cash flow hedges[1]	1 072	(2 192)	(287)
Foreign currency translation reserve on disposal of business reclassified to the income statement[2]	(3 388)	(801)	—
Tax on items that can be subsequently reclassified to the income statement[3]	(189)	396	107
Items that cannot be subsequently reclassified to the income statement	623	(205)	(265)
Remeasurement on post-retirement benefit obligation	834	(147)	(531)
Fair value of investments through other comprehensive income	(12)	(112)	136
Tax on items that cannot be subsequently reclassified to the income statement	(199)	54	130

Total comprehensive (loss)/income for the year	(5 091)	(67 999)	6 253
Attributable to
Owners of Sasol Limited	(6 578)	(67 865)	4 468
Non-controlling interests in subsidiaries	1 487	(134)	1 785
	(5 091)	(67 999)	6 253
*	The results have been revised for prior period errors in the calculation of South African value chain impairments, refer to note 1.
1	Refer to note 40 for detailed disclosure on the interest rate swap.
2

Includes the reclassification of the foreign currency translation reserve relating to the divestment of 50% of our US LCCP Base Chemicals business, the divestment of our 50% equity interest in Gemini HDPE LLC, the divestment of our 50% equity interest in Sasol Chevron Holdings Limited (SCHL), the sale of Sasol’s 27,8% working interest in the Etame Marin block offshore Gabon (producing asset with proven reserves), as well as Sasol’s 40% non-operated participating interest in Block DE-8 offshore Gabon (exploration permit).

3	The amount is mainly on the cash flow hedge.

The notes on pages 8 to 128 are an integral part of these Consolidated Financial Statements.

Statement of financial position

at 30 June

				1 July
		2021	2020*	2019*
	Note	Rm	Rm	Rm
Assets
Property, plant and equipment	20	198 021	227 645	357 582
Right of use assets	18	12 903	13 816	—
Goodwill and other intangible assets		2 482	2 800	3 357
Equity accounted investments	22	10 142	11 812	9 866
Other long-term investments		1 896	1 926	1 248
Post-retirement benefit assets	35	591	467	1 274
Long-term receivables and prepaid expenses	21	4 224	6 435	6 317
Long-term financial assets	40	809	—	15
Deferred tax assets	15	24 511	31 665	8 563
Non-current assets		255 579	296 566	388 222
Inventories	25	29 742	27 801	29 646
Tax receivable	14	1 113	5 419	730
Trade and other receivables	26	30 933	25 097	28 578
Short-term financial assets	40	1 514	645	630
Cash and cash equivalents	29	31 231	34 739	15 877
Current assets		94 533	93 701	75 461
Assets in disposal groups held for sale	12	10 631	84 268	2 554
Total assets		360 743	474 535	466 237
Equity and liabilities
Shareholders’ equity		146 489	150 976	217 224
Non-controlling interests		5 982	4 941	5 885
Total equity		152 471	155 917	223 109
Long-term debt	17	97 137	147 511	127 350
Lease liabilities	18	13 906	15 825	7 445
Long-term provisions	33	16 164	21 857	17 622
Post-retirement benefit obligations	35	13 297	14 691	12 708
Long-term deferred income		400	842	924
Long-term financial liabilities	40	2 011	5 620	1 440
Deferred tax liabilities	15	7 793	19 154	26 541
Non-current liabilities		150 708	225 500	194 030
Short-term debt**	19	7 337	43 468	3 783
Short-term provisions	34	5 064	2 202	3 289
Tax payable	14	806	665	1 039
Trade and other payables	27	36 670	35 757	39 466
Short-term deferred income		576	579	210
Short-term financial liabilities	40	3 162	4 271	765
Bank overdraft	29	243	645	58
Current liabilities		53 858	87 587	48 610
Liabilities in disposal groups held for sale	12	3 706	5 531	488
Total equity and liabilities		360 743	474 535	466 237
*	The results have been revised for prior period errors in the calculation of South African value chain impairments, refer to note 1.
**	Includes short-term portion of long-term debt and lease liabilities.

The notes on pages 8 to 128 are an integral part of these Consolidated Financial Statements.

Statement of changes in equity

for the year ended 30 June

		Share-
		based		Foreign	Cash flow	Remeasurement
	Share	payment	Investment	currency	hedge	on post-			Non-
	capital	reserve	fair value	translation	accounting	retirement	Retained	Shareholders’	controlling	Total
	Note 16	Note 36	reserve	reserve	reserve	benefits	earnings	equity	interests	equity
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 30 June 2018	15 775	(4 021)	43	28 500	180	(1 844)	184 352	222 985	5 623	228 608
Impact of prior period adjustment	—	—	—	—	—	—	(1 777)	(1 777)	—	(1 777)
Revised balance at beginning of period	15 775	(4 021)	43	28 500	180	(1 844)	182 575	221 208	5 623	226 831
Disposal of business	—	—	—	(52)	—	—	—	(52)	—	(52)
Movement in share-based payment reserve	—	1 552	—	—	—	—	—	1 552	—	1 552
Share-based payment expense	—	707	—	—	—	—	—	707	—	707
Sasol Khanyisa transaction	—	952	—	—	—	—	—	952	—	952
Deferred tax	—	(107)	—	—	—	—	—	(107)	—	(107)
Unwind of Sasol Inzalo transaction	(5 887)	3 452	—	—	—	—	1 063	(1 372)	—	(1 372)
Repurchase of shares	(5 887)	5 887	—	—	—	—	—	—	—	—
Final distribution to Sasol Inzalo Public	—	—	—	—	—	—	(1 372)	(1 372)	—	(1 372)
Share-based payment reserve to retained earnings	—	(2 435)	—	—	—	—	2 435	—	—	—
Long-term incentives vested and settled	—	(573)	—	—	—	—	573	—	—	—
Total revised comprehensive income for the year	—	—	89	1 530	(180)	(360)	3 389	4 468	1 785	6 253
revised profit	—	—	—	—	—	—	3 389	3 389	1 776	5 165
other comprehensive income for the year	—	—	89	1 530	(180)	(360)	—	1 079	9	1 088
Dividends paid	—	—	—	—	—	—	(8 580)	(8 580)	(1 523)	(10 103)
Revised balance at 30 June 2019	9 888	410	132	29 978	—	(2 204)	179 020	217 224	5 885	223 109
Adjustment on initial application of IFRS 16, net of tax*	—	—	—	—	—	—	(290)	(290)	—	(290)
Revised balance at beginning of period	9 888	410	132	29 978	—	(2 204)	178 730	216 934	5 885	222 819
Movement in share-based payment reserve	—	1 938	—	—	—	—	—	1 938	—	1 938
Share-based payment expense	—	878	—	—	—	—	—	878	—	878
Sasol Khanyisa transaction	—	1 068	—	—	—	—	—	1 068	—	1 068
Deferred tax	—	(8)	—	—	—	—	—	(8)	—	(8)
Long-term incentives vested and settled	—	(614)	—	—	—	—	614	—	—	—
Revised total comprehensive (loss) /income for the year	—	—	(83)	25 871	(1 771)	(128)	(91 754)	(67 865)	(134)	(67 999)
revised loss	—	—	—	—	—	—	(91 754)	(91 754)	(163)	(91 917)
other comprehensive income for the year	—	—	(83)	25 871	(1 771)	(128)	—	23 889	29	23 918
Dividends paid	—	—	—	—	—	—	(31)	(31)	(810)	(841)
Revised balance at 30 June 2020	9 888	1 734	49	55 849	(1 771)	(2 332)	87 559	150 976	4 941	155 917
Liquidation of businesses	—	—	—	—	—	—	148	148	—	148
Taxation impact on disposal of investment	—	—	—	—	—	—	44	44	—	44
Movement in share-based payment reserve	—	1 945	—	—	—	—	—	1 945	—	1 945
Share-based payment expense (refer note 36)	—	1 927	—	—	—	—	—	1 927	—	1 927
Deferred tax	—	18	—	—	—	—	—	18	—	18
Long-term incentives vested and settled	—	(890)	—	—	—	—	890	—	—	—
Sasol Khanyisa Tier 1 transaction vested and settled	—	(1 889)	—	—	—	—	1 889	—	—	—
Total comprehensive (loss)/income for the year	—	—	(10)	(17 097)	864	633	9 032	(6 578)	1 487	(5 091)
profit	—	—	—	—	—	—	9 032	9 032	1 500	10 532
other comprehensive loss for the year	—	—	(10)	(17 097)	864	633	—	(15 610)	(13)	(15 623)
Dividends paid	—	—	—	—	—	—	(46)	(46)	(446)	(492)
Balance at 30 June 2021	9 888	900	39	38 752	(907)	(1 699)	99 516	146 489	5 982	152 471
*

The adjustment on initial application of IFRS 16 ‘Leases’ relates to the derecognition of the IAS 17 finance lease of Oxygen Train 17 and the recognition of the embedded derivative in the Oxygen Train 17 agreement with Air Liquide. Refer to note 40, page 109.

The results have been revised for prior period errors in the calculation of South African value chain impairments, refer to note 1.

The notes on pages 8 to 128 are an integral part of these Consolidated Financial Statements.

Statement of cash flows

for the year ended 30 June

		2021	2020	2019
	Note	Rm	Rm	Rm
Cash receipts from customers		194 712	196 798	203 613
Cash paid to suppliers and employees		(149 598)	(154 414)	(152 215)
Cash generated by operating activities	30	45 114	42 384	51 398
Dividends received from equity accounted investments	22	37	208	1 506
Finance income received	8	837	792	682
Finance costs paid*	8	(6 173)	(7 154)	(6 222)
Tax paid	14	(5 280)	(5 659)	(3 946)
Cash available from operating activities		34 535	30 571	43 418
Dividends paid	32	(46)	(31)	(9 952)
Dividends paid to non-controlling shareholders in subsidiaries		(446)	(810)	(1 523)
Cash retained from operating activities		34 043	29 730	31 943
Additions to non-current assets		(18 214)	(41 935)	(56 734)
additions to property, plant and equipment	20	(15 945)	(35 145)	(55 781)
additions to other intangible assets		(3)	(19)	(19)
decrease in capital project related payables		(2 266)	(6 771)	(934)
Cash movements in equity accounted investments		—	(284)	66
Proceeds on disposals and scrappings	11	43 214	4 285	567
Additions to assets held for sale**		(427)	—	—
Acquisition of interest in equity accounted investments	22	—	(512)	—
Purchase of investments		(124)	(121)	(222)
Proceeds from sale of investments		168	483	142
Decrease/(increase) in long-term receivables		476	(466)	(231)
Cash received from/(used in) investing activities		25 093	(38 550)	(56 412)
Proceeds from long-term debt	17	26 057	36 487	93 884
Repayment of long-term debt	17	(61 454)	(28 335)	(69 655)
Payment of lease liabilities	18	(2 180)	(2 061)	(345)
Repayment of debt held for sale		(980)	—	—
Proceeds from short-term debt	19	9	19 998	977
Repayment of short-term debt	19	(19 717)	(977)	(1 730)
Cash (used in)/generated by financing activities		(58 265)	25 112	23 131
Translation effects on cash and cash equivalents		(2 916)	3 607	162
(Decrease)/increase in cash and cash equivalents		(2 045)	19 899	(1 176)
Cash and cash equivalents at the beginning of year		34 094	15 819	17 039
Reclassification to disposal groups held for sale and other long-term investments		(1 061)	(1 624)	(44)
Cash and cash equivalents at the end of the year	29	30 988	34 094	15 819
*	Included in finance costs paid are amounts capitalised to assets under construction a class of Property, plant and equipment. Refer note 8.
**	Relates to additions to the Air Separation Units disposal group held for sale at 30 June 2020, refer note 11.

The notes on pages 8 to 128 are an integral part of these Consolidated Financial Statements.

Notes to the financial statements

Segment information	8
Statement of compliance	13
Going concern	19

Earnings generated from operations

Sources of capital

Equity
Share capital	50

Funding activities and facilities
Long-term debt	50
Leases	55
Short-term debt	58

Capital allocation and utilisation

Provisions and reserves

Provisions
Long-term provisions	79
Short-term provisions	80
Post-retirement benefit obligations	81

Reserves
Share-based payment reserve	91

Other disclosures

Contingent liabilities	99
Related party transactions	104
Subsequent events	107
Financial risk management and financial instruments	109

Segment information

										Chemicals			Chemicals			Chemicals
	Mining			Gas			Fuels			Africa****			America			Eurasia			Corporate Centre			Total****
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Income statement*
External turnover	2 025	1 343	3 222	7 321	8 350	8 316	59 393	60 816	76 985	58 260	51 600	52 607	29 358	28 721	21 419	45 539	39 537	40 967	14	—	60	201 910	190 367	203 576
Total turnover	21 704	19 891	20 876	10 990	12 419	12 665	60 649	62 553	78 624	60 597	54 310	54 817	29 360	28 809	21 424	46 038	39 989	41 423	26	30	78	229 364	218 001	229 907
Intersegmental turnover	(19 679)	(18 548)	(17 654)	(3 669)	(4 069)	(4 349)	(1 256)	(1 737)	(1 639)	(2 337)	(2 710)	(2 210)	(2)	(88)	(5)	(499)	(452)	(456)	(12)	(30)	(18)	(27 454)	(27 634)	(26 331)
Equity accounted profits, net of tax	(3)	(2)	—	—	—	—	742	(347)	908	83	21	37	—	—	—	1	—	147	(9)	(19)	(18)	814	(347)	1 074
Earnings/(loss) before interest and tax	3 227	2 756	4 701	6 656	5 527	3 948	(18 170)	(11 609)	10 769	6 957	(17 035)	3 474	8 116	(77 556)	(15 382)	4 680	(894)	3 100	5 153	(13 115)	(2 176)	16 619	(111 926)	8 434
Remeasurement items**	46	113	45	(655)	(30)	1 977	23 196	11 990	447	7 889	24 122	3 928	(7 336)	73 166	13 765	(86)	2 387	(104)	164	230	4	23 218	111 978	20 062
Depreciation and amortisation	2 223	2 080	1 805	1 463	2 002	2 100	3 401	4 809	4 832	4 461	5 649	5 577	3 637	5 085	1 532	1 687	1 821	1 244	772	881	724	17 644	22 327	17 814
Statement of cash flows*
Additions to non-current assets***	2 704	2 859	2 912	711	1 539	1 165	3 549	5 232	7 415	5 508	6 845	8 748	1 152	15 654	31 866	1 796	2 158	2 841	528	877	853	15 948	35 164	55 800
*	Comparative financial results have been revised to reflect the revised composition of the group’s reportable segments under the Sasol 2.0 operating model.
**	Excludes equity accounted investments.
***	Excludes capital project related payables.

**** Chemicals Africa results for 2019 and 2020 have been revised for the correction of the prior period errors. Refer note 1.

Geographic segment information

	South Africa			Rest of Africa			United States			Rest of North America			Europe			Rest of World			Total operations
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
External turnover*	84 844	84 528	100 955	8 853	7 776	8 814	31 247	28 295	24 452	4 183	3 758	3 285	48 529	44 280	45 202	24 254	21 730	20 868	201 910	190 367	203 576
Earnings/(loss) before interest and tax**	(7 523)	(37 029)	17 313	4 541	1 821	707	9 616	(75 827)	(15 022)	646	(481)	(2 721)	5 354	105	5 017	3 985	(515)	3 140	16 619	(111 926)	8 434
Tax paid	6 622	3 138	933	955	1 607	1 548	(3 340)	20	5	—	—	1	997	854	1 398	46	40	61	5 280	5 659	3 946
Non-current assets***	76 070	106 922	143 957	14 116	18 896	19 323	113 088	106 371	188 380	—	1 329	1 180	16 748	18 948	15 944	10 455	11 968	9 601	230 477	264 434	378 385
*	The analysis of turnover is based on the location of the customer.
**	Includes equity accounted profits/(losses) remeasurement items.

*** Excludes deferred tax assets and post-retirement benefit assets.

Reporting segments

The group’s operating model comprises of two distinct businesses, Energy and Chemicals. The Energy Business manages the marketing and sales of all fuel,coal, gas and oil products in Southern Africa. The Chemicals Business includes the marketing and sales of all chemical products in Africa, America and Eurasia. The operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol is the President and Chief Executive Officer. The Energy Business reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. The Chemicals Business reportable segments are differentiated by the regions in which they operate. The group has six main reportable segments that reflect the structure used by the President and Chief Executive Officer to make key operating decisions and assess performance. The group evaluates the performance of its reportable segments based on earnings before interest and tax (EBIT).

Energy Business

The Energy Business operates integrated value chains with feedstock sourced from the Mining and Gas operating segments and processed at our operations in Secunda, Sasolburg and Natref. There are also associated assets outside South Africa which include the Pande-Temane Petroleum Production Agreement (PPA) in Mozambique and ORYX GTL (gas to liquids) in Qatar.

Mining

Mining is responsible for securing coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. Coal is sold for gasification and utility purposes to Secunda Operations, for utility purposes to Sasolburg Operations and to third parties in the export market. Coal is supplied to Secunda Operations on arms-length terms and to Sasolburg operations based on a long-term supply contract with inflation linked escalation. The price of export coal is based on the Free on Board Richards Bay index.

The date of delivery related to Mining is determined in accordance with the contractual agreements entered into with customers. These are summarised as follows:

Delivery terms	Control passes to the customer
On delivery	At the point in time when the coal is delivered to the customer.

Free on Board	At the point in time when the coal is loaded onto the vessel at Richards Bay Coal Terminal; the customer is responsible for shipping and handling costs.

Gas

The Gas segment reflects the upstream feedstock, transport of gas through the ROMPCO pipeline, and external natural and methane rich gas sales.

Mozambican gas is sold under long-term contracts to both the Secunda and Sasol operations and to external customers. Condensate is sold on short-term contracts. In South Africa, gas is sold under long-term contracts at a price determinable from the supply agreements in accordance with the pricing methodology used by the National Energy Regulator of South Africa (NERSA). Analysis of gas and tests of the specifications and content are performed prior to delivery. Canadian gas is sold into the market at spot prices. Turnover from all gas sales is recognised on delivery.

Delivery terms	Control passes to the customer

On-delivery	At the point in time when the:
• Gas reaches the inlet coupling of the customer’s pipeline.
• Condensate is loaded onto the customer’s truck.

These are the points when the customer controls the gas, condensate or oil, or directs the use of it. The customer is responsible for transportation and handling costs in terms of gas, condensate and oil.

Fuels

The Fuels segment comprises the sales and marketing of liquid fuels produced in South Africa. Sasol supplies approximately 40% of South Africa's domestic fuel need through retail and wholesale channels. Liquid fuels are blended from fuel components produced by the Secunda Operations, crude oil refined at Natref, as well as some products purchased from other refiners. Liquid fuel products are sold under both short- and long-term agreements for both retail sales and commercial sales, including sales to other oil companies.

Liquid fuel prices are mainly driven by the Basic Fuel Price (BFP). Sales through wholesale is at BFP plus costs such as transportation and storage. For commercial sales and sales to other oil companies, the prices are fixed and determinable according to the specific contract, with periodic price adjustments.

Turnover is recognised as follows:

Delivery terms	Control passes to the customer:

On-delivery	At the point in time when the fuel is delivered onto the rail tank car, road tank truck or into the pipeline.
Free Carrier	At the point in time when the goods are unloaded to the port of shipment; Sasol is not responsible for the freight and insurance.
Carriage Paid To

Products: At the point in time when the product is delivered to a specified location or main carrier.

Freight: Over the period of transporting the goods to the customer’s nominated place – where the seller is responsible for freight costs, which are included in the contract.

The Fuels business also develops, implements and manages the group’s international business ventures based on Sasol’s proprietary gas-to-liquids (GTL) technology. Sasol holds 49% in ORYX GTL in Qatar.

Chemicals Business

Chemical products are grouped into Advanced Materials, Base Chemicals, Essential Care Chemicals and Performance Solutions.

The Chemicals Businesses sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised in accordance with the related contract terms, at the point at which control transfers to the customer and prices are determinable and collectability is probable.

The point of delivery is determined in accordance with the contractual agreements entered into with customers which are as follows:

Delivery terms	Control passes to the customer:

Ex-tank sales	At the point in time when products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.

Ex-works	At the point in time when products are loaded into the customer’s vehicle or unloaded at the seller’s premises.

Carriage Paid To (CPT); Cost Insurance Freight (CIF); Carriage and Insurance Paid (CIP); and Cost Freight Railage (CFR)	Products — CPT: At the point in time when the product is delivered to a specified location or main carrier.

Products — CIF, CIP and CFR: At the point in time when the products are loaded into the transport vehicle.

Carriage, freight and insurance: Over the period of transporting the products to the customer’s nominated place — where the seller is responsible for carriage, freight and insurance costs, which are included in the contract.

Free on Board	At the point in time when products are loaded into the transport vehicle; the customer is responsible for shipping and handling costs.

Delivered at Place	At the point in time when products are delivered to and signed for by the customer.

Consignment Sales	As and when products are consumed by the customer.

Corporate Centre

The Corporate Centre includes head office and centralised treasury operations.

1	Statement of compliance

The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the South African Companies Act, 2008. The consolidated financial statements were approved for issue by the Board of Directors on 16 August 2021 and will be presented to shareholders at the Annual General Meeting on 19 November 2021.

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, certain items, including derivative instruments, liabilities for cash-settled share-based payments, financial assets at fair value through profit or loss and financial assets designated at fair value through other comprehensive income, are stated at fair value. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million.

The consolidated financial statements are prepared on the going concern basis. Refer to note 2.

Change in reportable segment information

The reportable segment information has been aligned to the group’s new operating model which came into effect on 1 June 2021. Our new operating model enables improved decision-making in our two businesses, Energy and Chemicals. The new operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). Refer to the Segment information on page 8 for more information.

Change in revenue disaggregation

Pursuant to the change in our operating model, the Chemicals Business has been re-organised into three regional operating segments i.e. Africa, America and Eurasia, supported by four divisions comprising Advanced Materials, Base Chemicals, Essential Care Chemicals and Performance Solutions. All internal and external reporting relating to the Chemicals Business have been rearranged accordingly. Revenue, which was previously disaggregated according to the grouping of product lines under the old operating model, has been updated to reflect the new divisional product lines. The disaggregation of revenue for the Energy segments did not change materially. The comparative figures have also been aligned to the new format. Refer to note 3.

Change in presentation of assets under construction (reclassification)

Assets under construction were previously presented as a separate class of assets on the statement of financial position. From the current year, assets under construction are classified as a separate class of property, plant and equipment. Over the last two years, the LCCP units reaching beneficial operation has resulted in a significant decrease in the balance of assets under construction. Accordingly, the separate classification of assets under construction is no longer relevant to understanding the group’s financial position. The accounting policies in respect of assets under construction have not been amended. The comparative figures have been reclassified. For this financial reporting period the group has presented a third statement of financial position by including a set of numbers as at the beginning of the preceding period to assist with the impact of the reclassification.

1	Statement of compliance continued

Errors in calculation of the South African integrated value chain impairments (revision)

During the year, the Company identified the following prior period errors relating to its impairment calculations:

As part of an independent management review of the South African integrated value chain it was determined that a portion of the gas feedstock purchase cost has erroneously been omitted from the South African integrated value chain impairment assessment since 2015, leading to an overstated valuation of the Company’s gas dependent value chains and therefore the incorrect calculation of impairments to be recognised. This error mainly impacts the Polyethylene, Chlor Vinyls, Chemical Work Up & Heavy Alcohols, Methanol, Ammonia and Wax value chains. Impairments recognised since the 2017 financial year are impacted by this error and are accounted for by correcting the 1 July 2019 opening retained earnings.

During the current year it was determined that the Ammonia CGU carrying value used in the 2020 impairment assessment was understated as a result of an error in the carrying value calculation. The resulting impairment charge was therefore also understated by R1,3 billion, (R937 million, net of tax). The error only impacted the 2020 financial year.

In order to assess the impact of the prior period errors identified, the Company applied SEC Staff Accounting Bulletin (“SAB”) No 108, 'Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements'. SAB No 108 states that registrants must quantify the impact of correcting all misstatements on all periods presented, including both the carryover (iron curtain method) and reversing (rollover method) effects of prior year misstatements on the current year financial statements, and by evaluating the misstatement measured under each method in light of quantitative and qualitative factors. Under SAB No 108, prior year misstatements which, if corrected in the current year would be material to the current year, must be corrected by adjusting prior year financial statements, even though such correction previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for such immaterial errors does not require previously issued or filed financial statements to be amended.

In accordance with SAB No 99 'Materiality', the Company evaluated the effect of the prior period errors, both quantitatively and qualitatively, and concluded that the correction did not have a material impact on, nor require amendment of, any of the Company’s previously issued or filed financial statements taken as a whole. However, if the adjustments to correct the cumulative errors had been recorded in 2021, the Company believes the impact would have been material to the 2021 annual results and would have impacted comparisons to prior periods.

The conclusions above in terms of SAB No 99 and SAB No 108 are consistent with the requirements of IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', as well as principles of IFRS.

1	Statement of compliance continued

Accordingly, the Company has revised its previously reported results and related disclosures as follows:

	As reported on			As adjusted on
	30 June 2019	Reclassification	Revision	1 July 2019
for the year ended 30 June	Rm	Rm	Rm	Rm
Statement of financial position
Property, plant and equipment	233 549	127 764	(3 731)	357 582
Assets under construction	127 764	(127 764)	—	—
Non-current assets	391 953	—	(3 731)	388 222

Deferred tax liability	27 586	—	(1 045)	26 541
Non-current liabilities	195 075	—	(1 045)	194 030

Statement of changes in equity
Retained earnings*	181 416	—	(2 686)	178 730
Total equity	225 795	—	(2 686)	223 109

Income statement
Depreciation and amortisation	(17 968)	—	154	(17 814)
Operating profit before remeasurement items	28 342	—	154	28 496
Remeasurement items	(18 645)	—	(1 417)	(20 062)
Earnings before interest and tax (EBIT)	9 697	—	(1 263)	8 434
Taxation	(3 157)	—	354	(2 803)
Earnings for the year	6 074	—	(909)	5 165

Statement of comprehensive income
Total comprehensive income for the year	7 162	—	(909)	6 253

	Rand	Rand	Rand	Rand
Basic earnings per share	6,97	—	(1,47)	5,50
Headline earnings per share	30,72	—	0,18	30,90
Dilute earnings per share	6,93	—	(1,47)	5,46
Diluted headline earnings per share	30,54	—	0,17	30,71
*	Cumulative error of R1 777 million for financial years preceding 2019 have been corrected by revising the 1 July 2019 opening retained earnings.

1	Statement of compliance continued

	As reported on			As adjusted on
	30 June 2020	Reclassification	Revision*	30 June 2020
for the year ended 30 June	Rm	Rm	Rm	Rm
Statement of financial position
Property, plant and equipment	204 470	27 802	(4 627)	227 645
Assets under construction	27 802	(27 802)	—	—
Non-current assets	301 193	—	(4 627)	296 566

Deferred tax liability	20 450	—	(1 296)	19 154
Non-current liabilities	226 796	—	(1 296)	225 500

Statement of changes in equity
Retained earnings**	90 890	—	(3 331)	87 559
Total equity	159 248	—	(3 331)	155 917

Income statement
Depreciation and amortisation	(22 575)	—	248	(22 327)
Operating (loss)/profit before remeasurement items	(196)	—	248	52
Remeasurement items	(110 834)	—	(1 144)	(111 978)
Loss before interest and tax (LBIT)	(111 030)	—	(896)	(111 926)
Taxation	26 139	—	251	26 390
Loss for the year	(91 272)	—	(645)	(91 917)

Statement of comprehensive income
Total comprehensive loss for the year	(67 354)	—	(645)	(67 999)

	Rand	Rand	Rand	Rand
Basic loss per share	(147,45)	—	(1,04)	(148,49)
Headline loss per share	(11,79)	—	0,29	(11,50)
Dilute loss per share	(147,45)	—	(1,04)	(148,49)
Diluted headline loss per share	(11,79)	—	0,29	(11,50)
*	Including impact of 2019 error. The impact of the Ammonia error was R1,3 billion (R937 million net of tax).
**	Cumulative error of R1 777 million for financial years preceding 2019 have been corrected by revising the 1 July 2019 opening retained earnings.

The revision had no impact on earnings attributable to non-controlling shareholders. The reclassification and revision are non-cash adjustments and therefore do not impact any other line items on the statement of cash flows. The revision impacted the results of the Chemicals Africa segment, refer to page 8.

Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2020, except for the adoption of certain amendments to existing standards as detailed below. These accounting policies are consistently applied throughout the group.

1	Statement of compliance continued

Accounting standards, interpretations and amendments to published accounting standards

In the prior financial year, the group early adopted the Interest Rate Benchmark Reform Phase 1 Amendments to IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’ (Phase 1). These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments are amended as a result of the interest rate benchmark reform. In the current year, the group has elected to early adopt the Interest Rate Benchmark Reform – Phase 2 Amendments to IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’, IFRS 7 ‘Financial Instruments: Disclosures’, IFRS 4 ‘Insurance Contracts’ and IFRS 16 ‘Leases’ (Phase 2) which was issued in August 2020. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships and financial instruments. The adoption of the amendments had no impact on the comparative period, and therefore comparative amounts have not been revised, which resulted in no impact on the current period opening reserves amounts on adoption.

Both the Phase 1 and Phase 2 amendments are relevant to the group as the group has exposure to the variable US dollar London Interbank Overnight Rate (LIBOR) through various instruments including term loans, revolving credit facilities, as well as an interest rate swap which has been designated as a hedging instrument in a cash flow hedge.

As a result of the Phase 2 amendments:

●	When the contractual terms of the group’s borrowings are amended as a direct consequence of the interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the basis immediately preceding the change, the group changes the basis for determining the contractual cash flows prospectively by revising the effective interest rate. If additional changes are made, which are not directly related to the reform, the applicable requirements of IFRS 9 are applied to the other amendments.
●	When changes are made to the hedging instruments, hedged item and hedged risk as a result of the interest rate benchmark reform, the group will update the hedge documentation without discontinuing the hedging relationship and the cumulative gain or loss in the cash flow hedge accounting reserve will be deemed to be based on the alternative benchmark rate.

The group is still assessing its approach to implementing the transition. As at 30 June 2021 no modifications to any of the group’s derivative or non-derivative financial instruments have been made in response to the reform. Negotiations with counterparties on appropriate changes and resetting of rates are expected to continue in the following months. Management expects that the transition will be concluded on an economically equivalent basis.

The following table contains details of all of our financial instruments at 30 June 2021 which reference the US LIBOR and have not yet transitioned to an alternative interest rate benchmark:

2021
Rm
Financial liabilities measured at amortised cost
US$ term loan	20 699
US$ Revolving credit facility	9 878
Derivative liability
Interest rate swap	2 103
32 680

1	Statement of compliance continued

Furthermore, the Financial Stability Board has initiated a fundamental review and reform of the major interest rate benchmarks tasked globally by financial market participants. This review seeks to replace existing interbank offered rates (IBORs) with alternative risk-free rates (ARRs) to improve market efficiency and mitigate systemic risk across financial markets. The South African Revenue Bank ("SARB") has indicated their intention to move away from Johannesburg Interbank Average Rate (JIBAR) and to create an alternative reference rate for South Africa. This reform is at various stages globally, a suitable alternative for South Africa is only expected to be announced in a few years’ time. Accordingly, there is uncertainty surrounding the timing and manner in which the transition would occur and how this would affect various financial instruments held by the group. Management is monitoring developments in this reform.

The following amendments to IFRS were mandatorily effective for the first time from 1 July 2020:

●	Amendments to IFRS 3 ‘Business Combinations’ on the definition of a ‘business’; and
●	Amendments to IAS 1 ‘Presentation of Financial Statements’ and IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ on the definition of ‘material’.

The following amendments to IFRS were early adopted by the group effective from 1 July 2020:

●	Amendments to IFRS 16 ‘Leases’ to extend the optional relief with regards to COVID-19-related rent concessions;
●	Amendments to IAS 1 ‘Presentation of Financial Statements’ and IFRS Practice Statement 2 with regards to the disclosure of accounting policies;
●	Amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ relating to the definition of ‘accounting estimates’; and
●	Amendments to IAS 12 ‘Income Taxes’ relating to deferred tax on assets and liabilities arising from a single transaction.

The adoption of these amendments had no material impact on the consolidated financial statements.

Accounting standards, interpretations and amendments not yet effective

IFRS 17 ‘Insurance Contracts’

IFRS 17 requires insurance liabilities to be measured at a current fulfilment value and provides a more uniform measurement and presentation approach for all insurance contracts. IFRS 17 supersedes IFRS 4 ‘Insurance Contracts’. IFRS 17 is effective for the group from 1 July 2023, will be applied prospectively and is not expected to significantly impact the group.

Amendments to IAS 1 ‘Presentation of Financial Statements’

The amendments provide guidance on the classification of liabilities as current or non-current in the statement of financial position and does not impact the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. They clarify that the classification of liabilities as current or non-current should be based on rights that are in place at the end of the reporting period which enable the reporting entity to defer settlement by at least twelve months. The amendments further make it explicit that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. The amendments are effective for the group from 1 July 2023, will be applied retrospectively and are not expected to significantly impact the group.

2	Going concern

Introduction

In determining the appropriate basis of preparation of the annual financial statements, the directors are required to consider whether the Sasol Group (Group) can continue in operational existence for the foreseeable future.

Solvency and Liquidity

Solvency

At 30 June 2021, after impairments, the valuations of the Group’s assets indicate that their recoverable amount exceed their carrying values as well as the external debt. The asset base of the Group comprises mainly tangible assets with significant value, reflected in the records of the underlying businesses.

As such, the Board is of the view that given the sufficient headroom in the recoverable amount of the assets over the fair value of the liabilities (including contingent liabilities), the Group is solvent as at 30 June 2021 and at the date of this report.

At 30 June 2021, the balance sheet saw an improvement in the gearing at 61,5% (30 June 2020: 117%) and Net debt: EBITDA of 1,5 times (30 June 2020: 4,3 times) (based on the Revolving Credit facility and US dollar term loan covenant definition), well below the re-instated June 2021 covenant level of 3,0 times. The Group is targeting Net debt: EBITDA to remain within our covenant levels in the foreseeable future. The Group will achieve this through cash generated from operations as well as proceeds from the accelerated asset divestment programme.

Liquidity management

At 30 June 2021, the Group had cash and cash equivalents of R31,0 billion, (30 June 2020: R34,1 billion) and available facilities of R54,7 billion, (30 June 2020: R10,5 billion).

Increased cash generation, through delivery of Sasol’s self-help measures and asset disposals contributed to balance sheet deleveraging and complying with debt covenant levels at 30 June 2021.

Conclusion

The events and conditions described above indicate considerable improvement in the liquidity position of the Group at 30 June 2021 compared to 30 June 2020. Based on the above, the Directors are therefore of the opinion that the going concern assumption is appropriate in the preparation of the consolidated financial statements.

EARNINGS GENERATED FROM OPERATIONS

Operating and other activities

3Turnover

	2021	2020	2019
for the year ended 30 June	Rm	Rm	Rm
Turnover
Revenue by major product line
Energy business	65 676	67 415	85 536
Coal[1]	2 025	1 343	3 222
Liquid fuels and crude oil[2]	58 265	60 119	76 328
Gas (methane rich and natural gas) and condensate[3]	5 386	5 953	5 986
Chemicals business	133 136	119 840	114 832
Advanced materials[4]	7 380	7 200	7 349
Base chemicals[5]	45 684	40 262	34 967
Essential care[6]	44 314	40 112	41 084
Performance solutions[7]	35 758	32 266	31 432
Other (Technology, refinery services)[9]	2 288	2 313	2 308
Revenue from contracts with customers	201 100	189 568	202 676
Revenue from other contracts[8]	810	799	900
	201 910	190 367	203 576
1	Derived from Mining segment.
2	Derived from Fuels segment.
3	Derived from Gas segment.
4

Approximately 37% (2020 – 29%; 2019 – 28%) of revenue from advanced materials is derived from Chemicals Africa while 52% (2020 - 56%; 2019 - 57%) is derived from Chemicals Eurasia and the remaining revenue is derived from Chemicals America.

5

Approximately 59% (2020 – 59%; 2019 – 74%) of revenue from base chemicals is derived from Chemicals Africa while 33% (2020 – 29%; 2019 – 18%) is derived from Chemicals America and the remaining revenue is derived from Chemicals Eurasia.

6	Approximately 70% of revenue from essential care products is derived from Chemicals Eurasia and approximately 30% is derived from Chemicals America for all three years presented.
7	Approximately 70% of revenue from performance solutions is derived from Chemicals Eurasia and approximately 15% from Chemicals America and Chemicals Africa each for all three years presented.
8	Relates to the Fuels segment and includes franchise rentals, use of fuel tanks and fuel storage.
9	Relates to the Gas and Fuels segments.

The disaggregation of revenue was updated in the current year and comparatives have been revised - refer to note 1.

Accounting policies:

Revenue from contracts with customers is recognised when the control of goods or services has transferred to the customer through the satisfaction of a performance obligation. Group performance obligations are satisfied at a point in time and over time, however the group mainly satisfies its performance obligations at a point in time. For further information on revenue recognition, refer to Segment information on pages 10 to 12.

3Turnover continued

Revenue recognised reflects the consideration that the group expects to be entitled to for each distinct performance obligation after deducting indirect taxes, rebates and trade discounts and consists primarily of the sale of fuels,oil, natural gas and chemical products, services rendered, license fees and royalties. The group allocates revenue based on stand-alone selling prices.

The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred.

Revenue from arrangements that are not considered contracts with customers, mainly pertaining to franchise rentals, use of fuel tanks and fuel storage, is presented as revenue from other contracts.

The period between the transfer of the goods and services to the customer and the payment by the customer does not exceed 12 months and the group does not adjust for time value of money.

4	Materials, energy and consumables used

	2021	2020	2019
for the year ended 30 June	Rm	Rm	Rm
Cost of raw materials	71 016	78 030	79 774
Cost of energy and other consumables used in production process	14 354	12 079	10 815
	85 370	90 109	90 589

Costs relating to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale.

Purchase commitments

	2021	2020	2019
for the year ended 30 June	Rm	Rm	Rm
Contractual obligations
Within one year	27 459	23 121	25 760
One to five years	35 182	32 430	24 030
More than five years	69 351	74 295	9 869
	131 992	129 846	59 659

The group enters into off-take agreements in the ordinary course of business, the most significant of which relates to oxygen supply agreements for Secunda Operations of R85 013 million (2020: R36 998 million) and ORYX GTL of R1 748 million (2020: R1 739 million) for a contracted minimum off-take gas volume. The Oxygen Train 17 oxygen supply agreement runs to 2037, with an option to renew the contract to 2050. The renewal option is not taken into account in the calculation of the commitments. The Oxygen Trains 1 - 16 arrangement is managed through various agreements, including the Gas Sales Agreement (GSA), Utilities Agreement and a suite of other contracts. In terms of the Utilities Agreement, Sasol is contractually bound to buy oxygen and other derivative gasses from Air Liquide annually, while Air Liquide is bound to buy utilities from Sasol for the same amount for 15 years.

5	Employee-related expenditure

		2021	2020	2019
for the year ended 30 June	Note	Rm	Rm	Rm
Analysis of employee costs
Labour		31 683	30 266	30 706
salaries, wages and other employee-related expenditure		29 786	27 964	28 665
post-retirement benefits*		1 897	2 302	2 041
Share-based payment expenses		1 905	1 741	1 219
equity-settled	36	1 927	1 946	1 659
cash-settled		(22)	(205)	(440)
Total employee-related expenditure		33 588	32 007	31 925
Costs capitalised to projects		(740)	(1 340)	(1 997)
Per income statement		32 848	30 667	29 928
*	Employer contributions to the retirement funds were suspended for the period 1 May 2020 to 31 July 2020. These were then reinstated due to Sasol’s improved liquidity position.

The total number of permanent and non-permanent employees, in approved positions, including the group’s share of employees within joint operation entities and excluding contractors, joint ventures’ and associates’ employees, is analysed below:

	2021	2020	2019
for the year ended 30 June	Number	Number	Number
Permanent employees	28 725	30 670	31 112
Non-permanent employees	224	331	317
	28 949	31 001	31 429

Employee numbers were impacted by business disposals including employees transferred to Enaex Africa (968 employees) and LyondellBasell (401 employees).

6	Translation gains/(losses)

	2021	2020	2019
for the year ended 30 June	Rm	Rm	Rm
Arising from
Trade and other receivables	(1 233)	1 275	98
Trade and other payables	158	(891)	(372)
Foreign currency loans*	6 318	(6 946)	965
Other	267	20	(87)
	5 510	(6 542)	604
*	Relates to intergroup exposure on foreign currency loans. A portion of the LCCP has been financed with US dollar funds through intergroup loans.

7	Other operating expenses and income

	2021	2020	2019
for the year ended 30 June	Rm	Rm	Rm
Rentals[1]	—	—	1 845
Insurance	739	681	514
Computer costs	2 563	2 469	2 155
Hired labour	565	844	786
Audit remuneration	136	144	97
Derivative (gains)/losses (including foreign exchange contracts)[2]	(2 282)	6 997	2 465
Professional fees	2 828	2 067	2 226
Enablement of digital and continuous improvement initiatives	434	333	454
Other[3]	2 394	1 734	1 772
Changes in rehabilitation provisions[4]	(361)	(2 078)	1 096
Expected credit losses (released)/raised	(87)	418	470
Other expenses[5]	10 022	10 738	9 410
Other operating income[6]	(2 024)	(1 446)	(1 363)
	12 099	20 834	19 701
1	Relates to the application of IFRS 16, as leases previously classified as operating leases under IAS 17 are now capitalised.
2	Relates mainly to the group’s hedging activities.Refer to page 124.
3	The 2021 increase relates mainly to standby underwriters fees, legal fees and other cost incurred in relation to the potential rights issue which was announced on 17 March 2020.
4	R674 million (2020 - R1,3 billion; 2019 — R688 million) relates to the change in discount rates applied in calculating the rehabilitation provision, while R412 million relates to additional provisions and changes to existing provisions.
5	The 2020 increase relates to R586 million for the Oxygen Train 17 oxygen supply agreement with Air Liquide, which was recognised as a finance lease under IAS 17. With the adoption of IFRS 16 the agreement was recognised as a service agreement.
6	The 2021 increase relates to income from emission right sales in Germany and Italy.

8	Net finance costs

		2021	2020	2019
for the year ended 30 June	Note	Rm	Rm	Rm
Finance income
Dividends received from investments		–	44	42
Notional interest received		4	102	—
Interest received on		852	776	745
other long-term investments		40	28	27
loans and receivables		199	293	334
cash and cash equivalents		613	455	384
Per income statement		856	922	787
Less: notional interest		(4)	(102)	—
Less: interest received on tax		(15)	(28)	(105)
Per the statement of cash flows		837	792	682
Finance costs
Debt		5 238	8 226	6 088
debt		4 855	8 090	6 044
interest rate swap – net settlements		383	136	44
Preference share dividends		–	—	116
Interest on lease liabilities		1 488	1 465	871
Other¹		84	52	(462)
		6 810	9 743	6 613
Amortisation of loan costs	17	160	135	725
Notional interest	33	668	945	857
Total finance costs		7 638	10 823	8 195
Amounts capitalised to assets under construction a class of Property, plant and equipment²	20	(880)	(3 520)	(6 942)
Per income statement		6 758	7 303	1 253
Total finance costs before amortisation of loan costs and notional interest		6 810	9 743	6 613
Add: modification (loss)/gain	17	–	(1 193)	109
Less: interest accrued on long-term debt, lease liabilities and short-term debt		(637)	(1 412)	(1 025)
Less: interest reversed on tax payable		–	16	525
Per the statement of cash flows		6 173	7 154	6 222
1	Interest accrued on tax payable in 2019 relates mainly to our tax litigation claim.
2	Finance costs capitalised decreased due to the LCCP units reaching beneficial operation.

9	Earnings/(loss) and dividends per share

	2021	2020	2019
for the year ended 30 June	Rand	Rand	Rand
Attributable to owners of Sasol Limited
Basic earnings/(loss) per share	14,57	(148,49)	5,50
Headline earnings/(loss) per share	39,53	(11,50)	30,90
Diluted earnings/(loss) per share	14,39	(148,49)	5,46
Diluted headline earnings/(loss) per share	39,03	(11,50)	30,71
Dividends per share	–	–	5,90
interim	–	–	5,90
final	–	–	–

Earnings per share (EPS)

Earnings per share is derived by dividing attributable earnings by the weighted average number of shares, after taking the long-term incentives (LTIs) and the Sasol Khanyisa share transactions into account. Appropriate adjustments are made in calculating diluted, headline and diluted headline earnings per share.

for the year ended 30 June		2021	2020	2019
Weighted average number of shares	million	619,9	617,9	616,6
Earnings/(loss) attributable to owners of Sasol Limited	Rm	9 032	(91 754)	3 389
Basic earnings/(loss) per share	Rand	14,57	(148,49)	5,50

Headline earnings/(loss) per share (HEPS)

	2021	2020	2019
for the year ended 30 June	million	million	million
Weighted average number of shares	619,9	617,9	616,6

		2021	2020	2019
for the year ended 30 June	Note	Rm	Rm	Rm
Headline earnings/(loss) is determined as follows:
Earnings/(loss) attributable to owners of Sasol Limited		9 032	(91 754)	3 389
Adjusted for:
Effect of remeasurement items for subsidiaries and joint operations, net of tax	10	15 448	84 648	15 648
remeasurement items before tax		23 218	111 978	20 062
tax effect and non-controlling interest effect		(7 770)	(27 330)	(4 414)
Effect of remeasurement items for equity accounted investments	10	23	—	15
Headline earnings/(loss)		24 503	(7 106)	19 052

	2021	2020	2019
for the year ended 30 June	Rand	Rand	Rand
Headline earnings/(loss) attributable to owners of Sasol Limited
Headline earnings/(loss) per share	39,53	(11,50)	30,90

9Earnings/(loss) and dividends per share continued

Diluted earnings per share (DEPS) and diluted headline earnings per share (DHEPS)

DEPS and DHEPS are calculated considering the potential dilution that could occur if all of the group’s long-term incentives (LTIs) had vested, if all outstanding share options were exercised and the effect of all dilutive potential ordinary shares resulting from the Sasol Khanyisa Tier 1 share transactions.

The number of shares outstanding is adjusted to show the potential dilution if the LTI’s and Sasol Khanyisa Tier 1 were settled in Sasol Limited shares.

The Sasol Khanyisa Tier 2 and Khanyisa Public are anti-dilutive for EPS and HEPS in 2021, 2020 and 2019.

	Number of shares
	2021	2020	2019
for the year ended 30 June	million	million	million
Weighted average number of shares	619,9	617,9	616,6
Potential dilutive effect of long-term incentive scheme	3,8	2,6	2,9
Potential dilutive effect of Sasol Khanyisa Tier 1	4,1	1,8	0,8
Diluted weighted average number of shares for DEPS and DHEPS*	627,8	622,3	620,3
*

Due to the net loss attributable to shareholders in 2020, the inclusion of the long-term incentive scheme and Khanyisa Tier 1 share options as potential ordinary shares had an anti-dilutive effect on the loss per share and were therefore not taken into account in the 2020 calculation of DEPS and HEPS.

	2021	2020	2019
for the year ended 30 June	Rm	Rm	Rm
Diluted earnings/(loss) is determined as follows:
Earnings/(loss) attributable to owners of Sasol Limited	9 032	(91 754)	3 389
Diluted earnings/(loss) attributable to owners of Sasol Limited	9 032	(91 754)	3 389
Diluted headline earnings/(loss) is determined as follows:
Headline earnings/(loss) attributable to owners of Sasol Limited	24 503	(7 106)	19 052
Diluted headline earnings/(loss) attributable to owners of Sasol Limited	24 503	(7 106)	19 052

	2021	2020	2019
for the year ended 30 June	Rand	Rand	Rand
Diluted earnings/(loss) per share	14,39	(148,49)	5,46
Diluted headline earnings/(loss) per share	39,03	(11,50)	30,71

10	Remeasurement items affecting operating profit

Effect of remeasurement items for subsidiaries and joint operations

		2021	2020	2019
for the year ended 30 June	Note	Rm	Rm	Rm
Impairment of		34 200	112 736	19 868
property, plant and equipment	20	33 973	108 575	19 850
right of use assets	18	35	3 322	—
other intangible assets		80	839	11
equity accounted investment		112	—	—
other assets		—	—	7
Reversal of impairment of		(5 468)	—	(949)
property, plant and equipment	20	(5 440)	—	(949)
right of use assets	18	(2)	—	—
other intangible assets		(26)	—	—
(Profit)/loss on	11	(5 520)	(715)	1 109
disposal of property, plant and equipment		(96)	25	(32)
disposal of other intangible assets		(130)	—	—
disposal of other assets		52	148	—
disposal of businesses		(5 615)	(1 684)	(267)
disposal and scrapping of property, plant and equipment		269	796	1 408
Write-off of unsuccessful exploration wells	20	6	(43)	34
Remeasurement items per income statement		23 218	111 978	20 062
Tax effect		(7 771)	(26 399)	(4 409)
Non-controlling interest effect		1	(931)	(5)
Total remeasurement items for subsidiaries and joint operations, net of tax		15 448	84 648	15 648
Effect of remeasurement items for equity accounted investments		23	—	15
Total remeasurement items for the group, net of tax		15 471	84 648	15 663

Impairment/reversal of impairments

The group's non-financial assets, other than inventories and deferred tax assets, are assessed for impairment indicators and indicators for the reversal of impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs.

Impairment calculations

The recoverable amount of the assets reviewed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows. Future cash flows are estimated based on financial budgets covering a five year period and extrapolated over the useful life of the assets to reflect the long term plans for the group using the estimated growth rate for the specific business or project. Where reliable cash flow projections are available for period longer than five years, those budgeted cash flows are used in the impairment calculation. The estimated future cash flows and discount rate are post-tax, based on the assessment of current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same results as discount pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

10	Remeasurement items affecting operating profit continued

Main assumptions used for impairment calculations

		2021	2020	2019
Long-term average crude oil price (Brent) (nominal)*	US$/bbl	70,09	59,69	71,17
Long-term average ethane price (nominal)*	US$c/gal	37,18	32,79	39,04
Long-term average ammonia price*	Rand/ton	5 297,00	4 664,32	4 258,54
Long-term average Southern African gas purchase price (real)*	US$c/Gj	8,41	7,10	4,86
Long-term average refining margin (nominal)*	US$/bbl	9,67	9,43	10,16
Long-term average exchange rate*	Rand/US$	14,57	15,20	14,29
*

Assumptions are provided on a long-term average basis. Oil and ammonia prices and exchange rate assumptions are calculated based on a five year period, while the ethane price is based on a ten year period. The refining margin is calculated until 2034, linked to the Sasolburg refinery's useful life. The Southern African gas purchase price is calculated until 2050, linked to the South African integrated value chain's useful life.

			United
		South	States of
		Africa	America	Europe
		%	%	%
Growth rate — long-term Producer Price Index	2021	5,50	2,00			2,00
Weighted average cost of capital*	2021	14,03	7,70	7,70	–	9,05
Growth rate — long-term Producer Price Index	2020	5,50	2,00			2,00
Weighted average cost of capital*	2020	14,22	7,66	7,66	–	9,79
Growth rate — long-term Producer Price Index	2019	5,50	2,00			2,00
Weighted average cost of capital*	2019	13,12	7,18	7,18	–	9,48
*	Calculated using spot market factors on 30 June.

Areas of judgement:

Management determines the expected performance of the assets based on past performance and its expectations of market developments. By their very nature, cash flow projections involve inherent risks and uncertainties which have been further aggravated by the effect of COVID-19. The group adjusted cash flow projections and budgets accordingly. These adjustments took into account the impact of the pandemic on revenue and margins as well as the expected periods of recovery from the pandemic for each individual cash generating unit.

The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index. Estimations are based on a number of key assumptions such as volume, price and product mix which will create a basis for future growth and gross margin. These assumptions are set in relation to historic figures and external reports. The continued impact of the COVID-19 pandemic is incorporated in our pricing assumptions through the use of the average June 2021 views obtained from two independent consultancies that reflect their current views on market development. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

Climate related risks such as carbon tax and the cost of energy have been incorporated in the cash flow projections where reasonable and supportable.

The weighted average cost of capital rate (WACC) is derived from a pricing model. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating future cash flows and defining of cash-generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

10	Remeasurement items affecting operating profit continued

Determining as to whether, and by how much, cost incurred on a project is abnormal and needs to be scrapped involves judgement. The factors considered by management include the scale and complexity of the project, the technology being applied and guidance from experts in terms of what constitute abnormal wastage on the project.

Significant impairment/(reversal of impairment) of assets in 2021

	Property,		Other
	plant and	Right of	intangible			Recoverable
	equipment	use assets	assets	Other	Total	amount*
	2021	2021	2021	2021	2021	2021
Segment and Cash-generating unit (CGU)	Rm	Rm	Rm	Rm	Rm	Rm
Fuels Segment
Secunda liquid fuels refinery	24 456	—	—	—	24 456	23 232
Chemicals Africa segment
Southern Africa Wax value chain	7 863	—	—	—	7 863	2 748
Chlor Alkali and PVC	1 094	—	—	—	1 094	393
Chemicals America segment
US Phenolics assets	351	30	79	—	460	—
Ethylene Oxide/Ethylene Glycol (EO/EG)	(4 906)	(2)	(26)	—	(4 934)	110 113
Gas segment
Sasol Canada - Shale gas assets	(521)	—	—	—	(521)	357
Other	196	5	1	112	314	—
	28 533	33	54	112	28 732
*	The recoverable amounts reflect the CGU's contribution to the integrated value chain and have been determined as described in the accounting policies below.

Other than for the CGU's specifically mentioned, all of the remaining CGU's have sufficient headroom and no reasonable changes to assumptions applied would result in any impairment or reversal of impairment.

Description of impairment and sensitivity to changes in assumptions:

Management has considered the sensitivity of the impairment calculations to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments. The following assets are particularly impacted by changes in key assumptions:

Secunda liquid fuels refinery

The Secunda liquid fuels refinery saw a significant decrease in its recoverable amount largely due to higher cost to procure gas in the longer term as well as a stronger forecasted rand/US dollar exchange rate and lower long-term oil price outlook over the remaining life of the CGU which impacted negatively on the forecasted Basic Fuel Price (BFP), despite the short-term recovery in oil prices. The performance of the CGU is highly sensitive to changes in the discount rate, crude oil prices, the rand/US$ exchange rate and the cost to procure gas in the long-term. A 1% increase (or decrease) in the discount rate would decrease (or increase) the recoverable amount by approximately R1,7 billion (or R2,0 billion). A US$1 decrease in the price of Dated Brent will decrease the recoverable amount of the CGU by approximately R2,8 billion. A R0,10/US$ strengthening in the exchange rate would decrease the recoverable amount by R1,5 billion. A US$1/Gj increase in the longer term cost of natural gas would decrease the recoverable amount by R942 million.

10	Remeasurement items affecting operating profit continued

Southern Africa Wax value chain

The impairment on the Wax value chain was driven by higher cost to procure gas in the longer term, lower sales volumes and prices due to reduced gas availability in 2022 and 2023 as well as a stronger forecasted rand/US dollar exchange rate. The performance of this CGU is highly sensitive to changes in the discount rate and cost to procure gas in the long term. A 1% increase (or decrease) in the discount rate would decrease (or increase) the recoverable amount by approximately R370 million (or R403 million). A US$1/Gj increase in the longer term cost of natural gas would decrease the recoverable amount by R1,7 billion.

Chlor Alkali and Polyvinyl Chloride (PVC) value chain

The impairment is as a result of the stronger forecasted rand/US dollar exchange rate and the impact of the pending sale of the Sodium Cyanide business. The performance of this CGU is highly sensitive to the Rand/US$ exchange rate, product sales prices and changes in the discount rate. A R0,10/US$ strengthening in the exchange rate would decrease the recoverable amount of the CGU by approximately R240 million while a US$10 per ton movement in sales prices would impact the recoverable amount by approximately R364 million. The recoverable amount will be reduced (or increase) by approximately R264 million (or R306 million) if the discount rate were to increase (or decrease) by 1%.

EO/EG

The Ziegler Alcohols Unit (Ziegler) reached Beneficial Operation (BO) in June 2020. Ziegler delivers alcohol feed to the Ethoxylates (ETO) unit. In previous CGU assessments, the Ethylene Oxide and Ethylene Glycol (EO/EG) plant together with the ETO plant were considered to be a separate CGU from the Alcohol units (Ziegler and Guerbet). During 2021 with all units associated with LCCP having reached beneficial operation, rates at Ziegler were constrained due to weather events and negatively impacted on the ability of the EO and ETO plants to run due to reduced Ziegler feed. Given the ETO dependency on Ziegler for alcohol feed and the integration between the EO and ETO units as well as the change in regulatory environment surrounding EO, the CGUs were reassessed and now considered to be one integrated CGU. The impairment assessment of the combined CGU showed significant headroom resulting in the full 2019 impairment of the EO/EG CGU being reversed in the current year. No reasonably possible change in assumptions applied in estimating the recoverable amount of the combined CGU will significantly impact the amount of the reversal.

Sasol Canada - Shale gas assets

Sasol signed an agreement to divest of all our interests in Canada. Previous impairments of CAD45 million (R521 million) were reversed at 30 June 2021 to measure the carrying value of the disposal group at its fair value less cost to sell.

10	Remeasurement items affecting operating profit continued

Significant impairment of assets in prior periods

2020
Segment and Cash-generating unit (CGU)	Description	Rm
Fuels segment
Sasolburg liquid fuels refinery	The impairment is mainly due to lower refining margins over the long-term and an increase in the WACC rate.	8 594
Secunda liquid fuels refinery	The impairment is mainly due to lower crude oil prices, an increase in the WACC rate and a higher cost to procure gas in the longer term.	3 834
Chemicals America
LLDPE & LDPE

At 30 June 2020, assets and liabilities relating to a combination of assets within Sasol Chemicals USA have been classified as held for sale. An impairment was recognised to reduce the carrying value of the disposal group down to its fair value less cost to sell, including any portion that Sasol might retain in the disposal group.

72 558
Chemicals Africa
Ammonia value chain*	The impairment is mainly due to lower international ammonia selling prices and a decrease in volumes based on reduced market demand and a reduction in gas allocated to the value chain.	2 736
Acrylates & Butanol value chain

The impairment is mainly due to significantly lower selling prices coupled with a long expected recovery period as operating rates are only expected to recover to pre-COVID-19 levels by 2027. The CGU was also impacted by an increase in the WACC rate and a higher cost to procure gas in the longer term.

6 766
Polyethylene value chain*	The impairment is mainly due to depressed selling prices caused by polyethylene overcapacity, worsened by the impact of COVID-19, and higher feedstock costs.	5 814
Chlor Vinyls value chain*	The impairment is mainly due to significant lower selling prices which were only partly offset by the weakening in the rand.	1 979
Chemical Work Up & Heavy Alcohols value chain*	The impairment is mainly due to significantly lower selling prices and an increase in the WACC rate. Overall Solvents prices decreased by 12% compared to the prior year.	1 668
Southern Africa Wax value chain*	The impairment is mainly due to lower wax selling prices, an increase in the WACC rate and the higher cost to procure gas in the longer term.	3 777
Chemicals Eurasia
Wax

The impairment is mainly due to lower wax selling prices, driven by the negative macro-economic conditions as well as increased market competition experienced from low cost paraffin wax producers. This was partly offset by increased volumes in the wax emulsion market.

2 838
Other		2 172
112 736
*	Impairment results for 2020 for these CGU's have been revised.

10	Remeasurement items affecting operating profit continued

Significant scrapping of assets in prior periods

Segment and Cash-generating unit		2019
(CGU)	Description	Rm
Chemicals America
Tetramerization value chain (LCCP)	The impairments were driven by an increase in capital cost for the Lake Charles Chemicals Project (LCCP) and lower US ethylene and global mono-ethylene glycol price assumptions as at 30 June 2019.	7 403
Ethylene Oxide/Ethylene Glycol (EO/EG)

The upstream ethane cracker is a corporate asset and the increase in its capital cost has an impact on the downstream derivative units. All cash generating units linked to the LCCP were assessed for impairment.

		5 460
Sasol Canada – Shale gas assets	The impairment was resulted from the depressed Canadian gas price environment.	1 947
Chemicals Africa
Ammonia value chain	The impairment was as a result of lower international ammonia sales price assumptions in the short- to medium-term and increased gas feedstock prices in the longer term.	3 509
Other (net of reversal of impairment)		600
		18 919

Accounting policies:

Remeasurement items are amounts recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of non-current assets or liabilities that are less closely aligned to the normal operating or trading activities of the group such as the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and equity accounted investments, and scrapping of assets. The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment or indication for reversal of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The recoverable amount of an asset is defined as the amount that reflects the greater of the fair value less costs of disposal and value-in-use that can be attributed to an asset as a result of its ongoing use by the entity. Value-in-use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to take into account any specific risks relating to the country where the asset or cash-generating unit is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

10Remeasurement items affecting operating profit continued

Some assets are an integral part of the value chain but are not capable of generating independent cash flows because there is no active market for the product streams produced from these assets, or the market does not have the ability to absorb the product streams produced from these assets or it is not practically possible to access the market due to infrastructure constraints that would be costly to construct. Product streams produced by these assets form an input into another process and accordingly do not have an active market. These assets are classified as corporate assets in terms of IAS 36 when their output supports the production of multiple product streams that are ultimately sold into an active market.

The group’s corporate assets are allocated to the relevant cash-generating unit based on a cost or volume contribution metric. Costs incurred by the corporate asset are allocated to the appropriate cash generating unit at cost. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

In Southern Africa, the coal value chain starts with feedstock mined in Secunda and Sasolburg and continues along the integrated processes of the operating business units, ultimately resulting in fuels and chemicals-based product lines. Similarly, the gas value chain starts with the feedstock obtained in Mozambique and continues along the conversion processes in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines.

The groups of assets which support the different product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In the US, the ethylene value chain results in various chemicals-based product lines, sold into active markets. The assets which support the different chemicals-based product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In Europe, the identification of separate cash-generating units is based on the various product streams that have the ability to be sold into active markets by the European business units.

Certain products are sometimes produced incidentally from the main conversion processes and can be sold into active markets. When this is the case, the assets that are directly attributable to the production of these products, are classified as separate cash-generating units. The cost of conversion of these products is compared against the revenue when assessing the asset for impairment.

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets carrying amount exceeds their recoverable amount.

11	Disposals and scrapping

		2021	2020	2019
for the year ended 30 June	Note	Rm	Rm	Rm
Property, plant and equipment	20	7 064	1 431	1 560
cost		12 183	7 184	8 097
accumulated depreciation and impairment		(5 119)	(5 753)	(6 537)
Goodwill and other intangible assets		947	179	112
cost		1 073	276	336
accumulated amortisation and impairment		(126)	(97)	(224)
Equity accounted investments		370	437	—
Assets in disposal groups held for sale		67 662	2 563	94
Inventories		814	—	—
Trade and other receivables		174	—	—
Cash and cash equivalents		57	—	—
Liabilities in disposal groups held for sale		(2 577)	(414)	(38)
Long-term debt		(2 673)	—	—
Long-term financial liabilities		(477)	—	—
Trade and other payables		(67)	175	—
		71 294	4 371	1 728
Total consideration		73 426	4 285	567
consideration received		43 214	4 285	567
consideration still receivable		116	—	—
establishment of Joint operation		30 096	—	—
		2 132	(86)	(1 161)
Realisation of accumulated translation effects		3 388	801	52
Net profit/(loss) on disposal		5 520	715	(1 109)
Consideration received comprising
Chemicals America – US LCCP Base Chemicals business		29 894	—	—
Fuels & Chemiclas Africa – Air separation units		8 051	—	—
Chemicals America – interest in Gemini HDPE LLC		3 456	—	—
Gas – Gabon oil producing assets		424	—	—
Chemicals Eurasia – ARG Investment		316	—	—
Chemicals Africa – Share in Enaex Africa		175	—	—
Chemicals Eurasia — Investment in Sasol Huntsman GmbH & co KG		—	1 506	—
Chemicals Africa — Partial disposal of Explosives business		—	991	—
Energy — Investment in Escravos GTL (EGTL)		—	875	—
Chemicals Eurasia — Sasol Wilmar Alcohol Industries		—	235	—
Chemicals Eurasia — Heat Transfer Fuels (HTF) business		—	—	271
Other		898	678	296
Consideration received		43 214	4 285	567

11	Disposals and scrapping continued

Significant disposals and scrappings in 2021

US LCCP Base Chemicals business*

On 1 December 2020 the sale of 50% of our interest in the US LCCP Base Chemicals business was successfully concluded through the creation of the 50/50 owned Louisiana Integrated Polyethylene JV LLC (LIP). The proceeds on the disposal was approximately R30 billion (US$2 billion), resulting in a loss on disposal of R1,1 billion , the loss was mainly attributable to further clarification of the transaction perimeter subsequent to the held for sale classification. This did not impact the value of the remaining business materially. A corresponding gain on the reclassification of foreign currency translation reserve of R3,1 billion was also recognised. Sasol’s 50% interest in LIP is accounted for as a joint operation and Sasol’s share of assets and liabilities held jointly, revenue from the sale of its share of output and expenses are reflected within the Sasol results from 1 December 2020 in terms of IFRS 11 ‘Joint Arrangements. Refer note 23.

Air separation units

The sale of Sasol’s sixteen air separation units (ASUs) and associated business located in Secunda was concluded on 24 June 2021, resulting in a profit on disposal of R2 726 million. As part of the transaction, the Group entered into a supply contract for the supply of gas for 15 years. In determining whether the gas supply agreement was a lease or a supply contract, management applied judgement. The most significant judgement is that Air Liquide has taken full ownership and overall responsibility for managing the ASUs to maintain the agreed quantity and quality of gases supplied to Sasol.

Interest in Gemini HDPE LLC

The divestment of our 50% equity interest in the Gemini HDPE LLC successfully closed on 31 December 2020. Sasol recognised a profit on disposal of R683 million and a corresponding gain on reclassification of foreign currency translation reserve of R246 million.

Gabon oil producing assets

The sale of Sasol’s 27,8% working interest in the Etame Marin block offshore Gabon (producing asset with proven reserves), as well as Sasol’s 40% non-operated participating interest in Block DE-8 offshore Gabon (exploration permit) was concluded on 25 February 2021 and 4 May respectively. Sasol recognised a profit on disposal of R145 million and a corresponding gain on reclassification of foreign currency translation reserve of R132 million.

Share in Enaex Africa

The sale of 26% of Sasol’s 49% interest in Enaex Africa (Pty) Ltd to Afris Subco (Pty) Ltd, resulting in a loss of R115 million. After the transaction, Sasol’s remaining interest in Enaex Africa (Pty) Ltd is 23%.

Significant disposals and scrappings in prior periods

Investment in Sasol Huntsman GmbH & co KG

The divestment from our 50% equity interest in the Sasol Huntsman maleic anhydride joint venture was concluded on 30 September 2019, resulting in a profit on disposal of R936 million, including the reclassification of the foreign currency translation reserve of R475 million.

11Disposals and scrapping continued

Explosives business

Sasol has concluded the transaction to sell a 51% share in the explosive business to Enaex, and on 1 July 2020, Enaex Africa in association with Sasol, officially started operating in South Africa and on the African Continent. Sasol recognised a loss on the disposal of R46 million.

Sasol Wilmar Alcohol Industries

The sale of Sasol’s share in Sasol Wilmar Alcohol Industries was concluded in December 2019, resulting in a profit on disposal of R47 million, including the reclassification of the foreign currency translation reserve of R56 million.

Escarvos GTL (EGTL)

Sasol sold its indirect beneficial interest in EGTL plant in Nigeria to Chevron. The transaction released Sasol from associated company guarantees and other obligations. A profit on disposal of R705 million was recognised, including the reclassification of the foreign currency translation reserve of R268 million. Sasol will continue to support Chevron in the performance of the EGTL plant through ongoing catalyst supply, technology and technical support.

Heat Transfer Fuels (HTF) business

In 2019, we disposed of our HTF business with the producing assets located within the Marl facility in Germany.

Lake Charles Chemicals Project

In 2019, we scrapped R682 million (US$48 million) of cost incurred on the LCCP, mainly relating to rework required. Refer note 10.

12	Disposal groups held for sale

		2021	2020
for the year ended 30 June		Rm	Rm
Assets in disposal groups held for sale	Segment
Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)	Gas	6 085	5 951
Central Termica de Ressano Garcia S.A. (CTRG)	Gas	3 034	—
Canadian shale gas assets	Gas	1 181	—
US Base Chemicals Assets	Chemicals America	—	71 001
Secunda Operations Air Separation Units	Fuels and Chemicals Africa	—	5 675
Other	Chemicals America, Chemicals Eurasia, Chemicals Africa, Fuels and Mining	331	1 641
		10 631	84 268
Liabilities in disposal groups held for sale	Segment
Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)*	Gas	(1 771)	(2 604)
Central Termica de Ressano Garcia S.A. (CTRG)	Gas	(1 109)	—
Canadian shale gas assets	Gas	(824)	—
US Base Chemicals Assets	Chemicals America	—	(2 425)
Secunda Operations Air Separation Units	Fuels and Chemicals Africa	—	(38)
Other	Chemicals America, Chemicals Eurasia, Fuels and Mining	(2)	(464)
		(3 706)	(5 531)

*Reduction relates mainly to debt repaid during the year.

Refer to notes 17, 18, 20, 29 and 33 for disposal groups transferred to held for sale.

Significant disposal groups held for sale in 2021

Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)

Sasol concluded a sale and purchase agreement in terms of which it agreed to dispose of a 30% interest in ROMPCO. Sasol will retain a 20% shareholding in ROMPCO and will continue to operate and maintain the pipeline in terms of the commercial agreement between Sasol and ROMPCO. Sasol’s interest in ROMPCO will be sold for a consideration comprising an initial amount of R4,145 billion and a deferred payment of up to R1 billion payable if certain agreed milestones are achieved by 30 June 2024. Two of the existing shareholders, the South African Gas Development Company Limited (iGas) and Companhia Moçambicana de Gasoduto S.A.R.L. (CMG), have recently exercised their pre-emptive right to acquire 30% of Sasol’s equity in ROMPCO. The sale will therefore now be concluded with iGas and CMG. This process is well underway, and will be subject to a few conditions precedent, including the standard regulatory approvals. It is expected that the sale will become effective during the second half of calendar year 2021.

Central Térmica de Ressano Garcia S.A. (CTRG)

Sasol entered into a Sale Securities Purchase Agreement for the divestment of our full shareholding in CTRG, the gas-to-power plant located in Ressano Garcia, Mozambique. The transaction is subject to a number of conditions precedent. The assets and liabilities of CTRG were classified as held for sale at 30 June 2021. The divestment is expected to be concluded in the next 12 months.

12Disposal groups held for sale continued

Canadian shale gas assets

Sasol signed an agreement to divest of all our interests in Canada.The transaction closed on 29 July 2021. R521 million, (CAD 45 million) of the previous impairments was reversed at 30 June 2021 to measure the carrying value of the disposal group at its fair value less cost to sell.

Significant disposal groups held for sale in prior periods

US Base Chemicals Assets

On 17 March 2020, we announced as part of the response plan that we would explore the potential for partnering options at our Base Chemicals assets in the US. This process has seen strong global interest and is now at an advanced stage and a number of non-binding offers were received coupled with the decision to undertake a partnering process. The assets and liabilities relating to our Base Chemicals portfolio within Sasol Chemicals USA were classified as disposal groups held for sale at 30 June 2020. An impairment of R72,6 billion (US$4,2 billion), has been recognised, reducing the carrying value of the disposable asset down to its fair value less cost to sell.

12Disposal groups held for sale continued

Secunda Air Separation Unit

Prior to year end, the Group commenced a process to dispose of its sixteen air separation units and this was approved by the appropriate Board Committee and Sasol South Africa board.

On 28 July 2020, Sasol South Africa Limited (“SSA”), announced that an exclusive negotiation agreement had been signed with Air Liquide for the sale of its sixteen air separation units and associated business located in Secunda.

Definitive Agreements for the divestment are in the process of being negotiated. The proceeds of approximately R8,5 billion (R5,525 billion plus EUR147,5 million, translated at Closing to US$) will be received after fulfilment of various conditions, including Competition Commission approval. Assets and liabilities associated with the air separation units were classified as held for sale on 30 June 2020.

Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)

The Group has commenced a process to divest from some or all of its shareholding in ROMPCO. ROMPCO owns and operates the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa. The assets and liabilities of ROMPCO were classified as held for sale as at 30 June 2020 following approval by the Board to continue with the divestment process.

12Disposal groups held for sale continued

Accounting policies:

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current asset or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

Where a disposal group held for sale will result in the loss of control or joint control of a subsidiary or joint operation, respectively, all the assets and liabilities of that subsidiary or joint operation are classified as held for sale, regardless of whether a non- controlling interest in the former subsidiary or an ongoing interest in the joint operation is to be retained after the sale.

Where a disposal group held for sale will result in the loss of joint control of a joint venture or significant influence of an associate, the full investment is classified as held for sale. Equity accounting ceases from the date the joint venture or associate is classified as held for sale.

Before classification of a non-current asset or disposal group as held for sale, it is reviewed for impairment. The impairment loss charged to the income statement is the excess of the carrying amount of the non-current asset over its expected fair value less costs to sell.

No depreciation or amortisation is provided on non-current assets from the date they are classified as held for sale.

Taxation

13	Taxation

		2021	2020	2019
for the year ended 30 June	Note	Rm	Rm	Rm
South African normal tax		7 430	2 140	3 206
current year		7 478	2 542	3 804
prior years		(48)	(402)	(598)
Dividend withholding tax		—	2	—
Foreign tax		2 079	(1 212)	2 640
current year		2 106	2 242	2 544
prior years*		(27)	(3 454)	96

Income tax		9 509	930	5 846
Deferred tax – South Africa	15	(9 779)	(9 324)	1 732
current year**		(9 464)	(9 724)	1 715
prior years		(315)	400	17

Deferred tax – foreign	15	455	(17 996)	(4 775)
current year***		339	(20 375)	(4 831)
prior years*		124	2 375	55
tax rate change		(8)	4	1
		185	(26 390)	2 803

13	Taxation continued
*

2020 relates mainly to the relief provided to companies in the United States under the Coronavirus Aid, Relief, and Economic Security Act, (CARES Act) allowing taxpayers to carry back losses incurred during 2018 to 2020 for five years.

**	The decrease from 2019 to 2020 relates to impairments accounted for in the 2020 financial year.
***	Increase in the prior year relates mainly to tax losses incurred at our US operations where we anticipate sufficient profits to be generated in future to utilise the deferred tax asset against.

Contingent liability

Sasol Financing International (SFI)/SARS

Following a request by SARS for information on Sasol Financing International Plc (SFI) which performs an off-shore treasury function for Sasol, SARS proceeded with an audit over a number of tax years. This audit culminated in the issuance of a final audit letter on 16 February 2018. Consequently, revised assessments were issued by SARS in respect of the 2002 to 2012 tax years. Sasol objected to these revised assessments. The dispute relates to the place of effective management of SFI.

After the submission of Sasol’s objection to the disputed assessments and following requests for further information by SARS at the end of 2018, SARS rejected Sasol’s objection. On 17 April 2019, Sasol appealed the decision to the Tax Court in terms of the relevant provisions of the Tax Administration Act. The parties have agreed to suspend the litigation in the Tax Court pending the outcome of the legal review application.

In addition to the objection to the revised assessments, Sasol has also launched a judicial review application against the SARS decision to register SFI as a South African taxpayer. The Tax Court does not have jurisdiction to determine the first ground of Sasol’s objection, namely that the disputed assessments constitute unlawful, substantially unreasonable and procedurally unfair administrative action. Accordingly, a further review application has been filed in the High Court.

In respect of this review application the Parties are in dispute about the non-disclosure by SARS of documentation and the necessary interlocutory processes to resolve this dispute are ongoing. Sasol’s application to compel SARS to disclose additional documents was heard on 19 February 2020 and judgement was delivered on 14 July 2020, which was materially found in SFI’s favour thereby ordering SARS to disclose specific additional documents which SARS submitted on 28 July 2020.

All pleadings were exchanged relating to the 1st judicial review and a court hearing date is imminent. Further pleadings are being exchanged relating to the 2nd judicial review after which a court hearing date will be set. A contingent liability of R2,58 billion (2020 – R2,5 billion) (including interest and penalties) is reported in respect of this matter as at 30 June 2021.

13Taxation continued

	2021	2020	2019
	%	%	%
Reconciliation of effective tax rate

The table below shows the difference between the South African enacted tax rate (28%) compared to the effective tax rate in the income statement. Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

South African normal tax rate	28,0	28,0	28,0
Increase/(decrease) in rate of tax due to:
disallowed preference share dividends	—	—	0,4
disallowed expenditure¹	11,4	(1,0)	10,9
disallowed share-based payment expenses²	2,3	(0,3)	3,3
different tax rates³	0,5	(3,6)	15,3
share of profits of equity accounted investments	—	(0,1)	—
tax losses not recognised⁴	—	(2,0)	9,9
prior year adjustments	—	—	2,3
other adjustments	—	(0,5)	2,3
	42,2	20,5	72,4
(Decrease)/increase in rate of tax due to:
exempt income⁵	(10,0)	0,7	(2,0)
share of profits of equity accounted investments	(2,1)	—	(3,8)
effect of tax litigation matters⁶	—	—	(9,5)
utilisation of tax losses⁷	(20,9)	—	(0,3)
investment incentive allowances	(0,4)	—	(20,0)
translation differences	(1,9)	—	(1,1)
prior year adjustments	(2,2)	0,9	—
capital gains and losses⁸	(1,8)	—	—
other adjustments	(1,2)	0,3	(0,5)
Effective tax rate	1,7	22,4	35,2
1	Includes non-deductible expenses incurred not deemed to be in the production of taxable income mainly relating to non-productive interest in our treasury function and project costs.
2	This relates to the share based payment expense on the Sasol Khanyisa transaction.
3	2019 mainly relates to the impact of lower tax rate in the US on the increases in tax losses incurred during the year.
4	Tax losses not recognised in 2019 mainly relate to the R1,9 billion (2018 — R2,8 billion) impairment of the Canadian shale gas asset for which no deferred tax asset was raised.
5	Mainly relates to the Foreign Currency Translation Reserve (FCTR) reclassified on the disposal of business.
6	2019 includes reversal of tax and interest pertaining to Sasol Oil.
7	Tax losses utilised in the current year which are allowed to be set off against 2021 foreign exchange gains.Refer note 6.
8	Relates mainly to the disposal of the Air Separation Units.

14Tax paid

		2021	2020	2019
for the year ended 30 June	Note	Rm	Rm	Rm
Net amounts (receivable)/payable at beginning of year		(4 754)	309	(984)
Disposal of businesses		40	—	(1)
Net interest and penalties on tax¹		(17)	(41)	(630)
Income tax per income statement	13	9 509	930	5 846
Reclassification to held for sale²		(304)	29	6
Foreign exchange differences recognised in income statement		(14)	48	4
Translation of foreign operations		513	(370)	14
		4 973	905	4 255
Net tax receivable/(payable) per statement of financial position		307	4 754	(309)
tax payable		(806)	(665)	(1 039)
tax receivable³		1 113	5 419	730
Per the statement of cash flows		5 280	5 659	3 946
Comprising
Normal tax
South Africa		6 622	3 131	933
Foreign		(1 342)	2 526	3 013
Dividend withholding tax		—	2	—
		5 280	5 659	3 946
1	2019 relates to the reversal of interest pertaining to the Sasol Oil matter.
2	Mainly due to Rompco tax payable that was transferred to liabilities held for sale.
3	2020 relates mainly to the relief provided to companies in the United States under the Coronavirus Aid Relief and Economic Security Act 9 (CARES Act) allowing taxpayers to carry back losses incurred during 2018 – 2020 for five years.

15Deferred tax

		2021	2020
for the year ended 30 June	Note	Rm	Rm
Reconciliation
Balance at beginning of year		(12 511)	17 978
Current year charge		(8 956)	(27 873)
per the income statement	13	(9 324)	(27 320)
per the statement of comprehensive income		368	(553)
Reclassification from/(to) held for sale		424	(880)
Disposal of investment¹		(85)	–
Foreign exchange differences recognised in income statement		(103)	142
Translation of foreign operations		4 513	(1 878)
Balance at end of year		(16 718)	(12 511)

Comprising
Deferred tax assets		(24 511)	(31 665)
Deferred tax liabilities		7 793	19 154
		(16 718)	(12 511)

1Taxation related to the disposal of our investment in Aethylen-Rohrleitungs-Gesellschaft mbH & Co. KG.

15Deferred tax continued

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities. The decrease in deferred tax assets relates mainly to our US operations. We anticipate sufficient profits to be generated in future to utilise the deferred tax asset against. These US tax losses do not expire.

The decrease in the deferred tax liability relates mainly to the impairments within the South African Integrated value chain.

	2021	2020
for the year ended 30 June	Rm	Rm
Attributable to the following tax jurisdictions
· South Africa	3 169	12 676
· United States of America	(18 556)	(22 865)
· Germany	(1 085)	(1 651)
· Mozambique	323	699
· Other	(569)	(1 370)
	(16 718)	(12 511)
Deferred tax is attributable to temporary differences on the following:
Net deferred tax assets:
Property, plant and equipment	6 287	(5 285)
Right of use assets	1 024	1 103
Short- and long-term provisions	(3 731)	(4 065)
Calculated tax losses	(24 097)	(18 768)
Financial liabilities	(1 324)	(2 238)
Other	(2 670)	(2 412)
	(24 511)	(31 665)
Net deferred tax liabilities:
Property, plant and equipment	13 392	25 423
Right of use assets	1 370	1 150
Current assets	(1 124)	(894)
Short- and long-term provisions	(3 948)	(3 371)
Calculated tax losses	(11)	(448)
Financial liabilities	135	(517)
Other	(2 021)	(2 189)
	7 793	19 154

15Deferred tax continued

Deferred tax assets have been recognised for the carry forward amount of unutilised tax losses relating to the group’s operations where, among other things, some taxation losses can be carried forward indefinitely and there is compelling evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

	2021	2020
for the year ended 30 June	Rm	Rm
Calculated tax losses
(before applying the applicable tax rate)
Available for offset against future taxable income	105 428	100 301
Utilised against the deferred tax balance	(102 890)	(79 294)
Not recognised as a deferred tax asset[1]	2 538	21 007
Calculated tax losses carried forward that have not been recognised:
Expiry within 1 year	3	—
Expiry between one and five years	1 150	1 201
Expiry thereafter	608	19 090
Indefinite life	777	716
	2 538	21 007
1	Included in 2020 are calculated tax losses of R18,5 billion relating to Sasol Canada which was classified as held for sale at 30 June 2021. The Group disposed of its investment in Sasol Canada in July 2021.

Areas of judgement:

Sasol companies are involved in tax litigation and tax disputes with various tax authorities in the normal course of business. A detailed assessment is performed regularly on each matter and a provision is recognised where appropriate. Although the outcome of these claims and disputes cannot be predicted with certainty, Sasol believes that open engagement and transparency will enable appropriate resolution thereof.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised. This includes the significant tax losses incurred at our US operations where we anticipate sufficient profits to be generated in future to utilise the deferred tax asset against. These losses do not expire. The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

15Deferred tax continued

Unremitted earnings at end of year that would be subject to foreign dividend withholding tax and after tax effect if remitted

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by foreign subsidiaries, joint operations and incorporated joint ventures. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the group.

	2021	2020
for the year ended 30 June	Rm	Rm
Unremitted earnings at end of year that would be subject to dividend withholding tax	26 662	27 750
Europe	20 051	19 943
Rest of Africa	1 933	2 807
Other	4 678	5 000

Tax effect if remitted	455	380
Europe	277	133
Rest of Africa	155	225
Other	23	22

Dividend withholding tax

Dividend withholding tax is payable at a rate of 20% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax in its computation of the income tax expense.

	2021	2020
for the year ended 30 June	Rm	Rm
Undistributed earnings at end of year that would be subjected to dividend withholding tax withheld by the company on behalf of Sasol Limited shareholders	99 061	90 508
Maximum withholding tax payable by shareholders if distributed to individuals	19 812	18 102

Accounting policies:

The income tax charge is determined based on net income before tax for the year and includes current tax, deferred tax and dividend withholding tax.

The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

15	Deferred tax continued

Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

SOURCES OF CAPITAL

Equity

16	Share capital

	2021	2020	2019
for the year ended 30 June	Rm	Rm	Rm
Issued share capital (as per statement of changes in equity)*	9 888	9 888	9 888

Number of shares
for the year ended 30 June	2021	2020	2019
Authorised
Sasol ordinary shares of no par value	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	158 331 335	158 331 335	158 331 335
	1 314 407 571	1 314 407 571	1 314 407 571
Issued
Shares issued at beginning of year	632 365 757	631 028 318	645 560 928
Issued in terms of the employee share schemes	1 878 579	1 337 439	1 566 581
Repurchase and cancellation of shares**	—	—	(16 085 199)
Issued in terms of Sasol Khanyisa	—	—	(13 992)
Shares issued at end of year	634 244 336	632 365 757	631 028 318
Comprising
Sasol ordinary shares of no par value	627 912 989	626 034 410	624 696 971
Sasol BEE ordinary shares of no par value	6 331 347	6 331 347	6 331 347
	634 244 336	632 365 757	631 028 318
Unissued shares
Sasol ordinary shares of no par value	499 777 601	501 656 180	502 993 619
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	151 999 988	151 999 988	151 999 988
	680 163 235	682 041 814	683 379 253
*	At 30 June 2021, 10 469 584 shares (2020 - 13 969 621 shares) were held by the Sasol Foundation Trust and the Sasol Khanyisa Employee Share Ownership Plan.
**

On 7 September 2018, 16 085 199 preferred ordinary shares were repurchased from Inzalo Public Funding (RF) Proprietary Limited at a purchase price of R542,11 per share as per the shareholders authorisation obtained at the Annual General Meeting held on 17 November 2017, which had the effect that these shares were cancelled and restored to authorised share capital.

Accounting policies:

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity.

Funding activities and facilities

17	Long-term debt

	2021	2020
for the year ended 30 June	Rm	Rm
Total long-term debt	102 643	167 197
Short-term portion	(5 506)	(19 686)
	97 137	147 511
Analysis of long-term debt At amortised cost
Secured debt[1]	108	4 608
Unsecured debt[2]	102 974	163 216
Unamortised loan costs	(439)	(627)
	102 643	167 197
Reconciliation
Balance at beginning of year	167 197	129 569
Transfer of operating lease straight-lining under IAS 17 on initial application of IFRS 16	—	(1 027)
Adjusted amount	167 197	128 542
Loans raised[3]	26 057	36 487
Loans repaid[2]	(61 454)	(28 335)
Modification loss[4]	—	1 193
Interest accrued	305	1 003
Amortisation of loan costs	160	135
Disposal of business[5]	(2 673)	—
Transfer to disposal groups held for sale[1]	(939)	(1 551)
Translation of foreign operations	(26 010)	29 723
Balance at end of year	102 643	167 197
Interest-bearing status
Interest-bearing debt	102 643	167 197
Maturity profile
Within one year	5 506	19 686
One to five years	64 495	133 179
More than five years	32 642	14 332
	102 643	167 197
1	Reduction in secured debt is mainly due to the disposal of Sasol's 50% interest in Gemini HDPE LLC and the transfer of CTRG debt to liabilities held for sale at 30 June 2021. Refer note 12.
2	Decrease relates mainly to the repayments on the revolving credit facility (RCF) in Sasol Financing International Limited of R55,4 billion ($3,6 billion) (2020: R23,5 billion, US$1,5 billion) as well as repayment of term loans R5,4 billion (US$350 million).
3	Loans raised relate mainly to the R23,1 billion (US$1,5 billion) bonds issued in March 2021.
4	2020 relates to the loan covenant amendment. Refer to page 53.
5	Relates to the disposal of Sasol's 50% interest in Gemini HDPE LLC.

17	Long-term debt continued

In terms of Sasol Limited’s memorandum of incorporation, the group’s borrowing powers are limited to twice the sum of its share capital and reserves (2021 — R305 billion; 2020 — R309 billion).

				Interest rate at	2021	2020
Terms of repayment	Security	Business	Currency	30 June 2021*	Rm	Rm
Secured debt
Repayable in quarterly instalments ending August 2024**	Secured by property, plant and equipment (2020 carrying value — R4 999 million)	Chemicals North America	US dollar		—	3 209
Repayable in bi-annual instalments ending 31 August 2030***	Secured by shares, property, plant and equipment(2020 carrying value - R1 821 million)	Gas (CTRG)	US dollar		—	1 226
		Various	Various	Various	108	173
					108	4 608
*	Unless specified interest rate remained unchanged year-on-year.
**	Relates to Sasol's portion of the Gemini HDPE LLC debt. Sasol disposed of its interest in this entity in the current year.
***	The Central Termica De Ressane Garcia S.A. (CTRG) debt was transferred to disposal groups held for sale at 30 June 2021.

			Interest rate at	2021	2020
Terms of repayment	Business	Currency	30 June 2021*	Rm	Rm
Unsecured debt
Various repayment terms ending June 2026	Various	Various	Various	599	949
Various repayment terms	Fuels	Rand	Fixed 8%	588	659
Repayable in August 2022	Corporate Centre (Sasol Financing)	Rand	Variable 3 months Jibar + 1,3%	2 191	2 197
Repayable November 2022¹	Corporate Centre (Sasol Financing International)	US dollar	Fixed 4,5%	14 359	17 428
Repayable in November 2024[2,3]	Corporate Centre (Sasol Financing International and Sasol Financing USA)	US dollar	Libor + 1,60%	7 788	68 109
Repayable June 2024⁴	Corporate Centre (Sasol Financing USA)	US dollar	Variable Libor + 1,60%	2 143	2 601
Repayable June 2024⁴	Corporate Centre (Sasol Financing USA)	US dollar	Variable Libor + 2,00%	20 954	28 997
Various repayment terms from March 2024 to March 2031[5]	Corporate Centre (Sasol Financing USA)	US dollar	Fixed 4,4% to 6,5% (2020 - Fixed 5,8% to 6,5%)	54 352	39 603
Repayable in November 2024[6]	Corporate Centre (Sasol Financing USA)	US dollar	2020 - Libor 2,90%	-	2 673
Total unsecured debt				102 974	163 216
Total long-term debt				103 082	167 824
Unamortised loan costs (amortised over period of debt using the effective interest rate method)				(439)	(627)
				102 643	167 197
Short-term portion of long-term debt				(5 506)	(19 686)
				97 137	147 511

*Unless specified interest rate remained unchanged year-on-year.

1	Included in this amount is the US$1 billion (R14 billion) bond, with a fixed interest rate of 4,5% which is listed on the New York Stock Exchange and is recognised in Sasol Financing International Limited, a 100% owned subsidiary of the group. Sasol Limited has fully and unconditionally guaranteed the bond. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.
2	The variable interest rate debt relates to the US$3,8 billion (R54,2 billion) revolving credit facility.
3	During the year Sasol Financing International Limited, repaid R55 billion ($3,6 billion) on the revolving credit facility.

17	Long-term debt continued
4	The variable interest rate debt relates to the US$1,45 billion (R20,7 billion) term loan and US$150 million (R2,1 billion) revolving credit facility.
5	Included in this amount is the US$2,25 billion (R32,1 billion) bonds with additional $1,5 billion (R21,4 billion) issued during the year, with fixed interest rates of between 4,38% and 6,5% which are listed on the New York Stock Exchange and is recognised in Sasol Financing USA LLC, a 100% owned subsidiary of the group. Sasol Limited has fully and unconditionally guaranteed the bonds. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.
6	Repaid during the year.

				Total
			Contract	Rand	Utilised	Available
			amount	equivalent	facilities	facilities
30 June 2021	Expiry date	Currency	million	Rm	Rm	Rm
Banking facilities and debt arrangements
Group treasury facilities
Commercial paper (uncommitted)[1]	None	Rand	8 000	8 000	2 176	5 824
Commercial banking facilities	None	Rand	8 500	8 500	—	8 500
Revolving credit facility[2]	November 2024	US dollar	3 367	48 064	7 737	40 327
Revolving credit facility	June 2024	US dollar	150	2 141	2 141	—
Debt arrangements
US Dollar Bond	November 2022	US dollar	1 000	14 275	14 275	—
US Dollar Bond	March 2024	US dollar	1 500	21 413	21 413	—
US Dollar Bond	September 2028	US dollar	750	10 706	10 706	—
US Dollar Bond	March 2026	US dollar	650	9 279	9 279	—
US Dollar Bond	September 2031	US dollar	850	12 134	12 134	—
US Dollar term loan	June 2024	US dollar	1 450	20 699	20 699	—
Other Sasol businesses
Specific project asset finance
Energy — Clean Fuels II (Natref)	Various	Rand	993	993	993	—
Debt arrangements
Other debt arrangements		Various	—	—	742	—
					102 295	54 651
Available cash excluding restricted cash						29 224
Total funds available for use						83 875
Total utilised facilities						102 295
Accrued interest						1 090
Unamortised loan cost						(439)
Total debt including accrued interest and unamortised loan cost						102 946
Comprising
Long-term debt						97 137
Short-term debt						5 566
Short-term debt						60
Short-term portion of long-term debt						5 506
Bank overdraft						243
						102 946

17	Long-term debt continued
1	In August 2019, Sasol issued its inaugural paper to the value of R2 176 million in the local debt market under the current Domestic Medium Term Note (DMTN) programme, at 130 basis points above 3 month Jibar, repayable in August 2022.
2	The RCF is available until November 2024, with total availability reducing to US$3,495 billion by November 2022 and to US$2,845 billion by November 2023.

Loan covenant amendment

For the year ended 30 June 2020 lenders agreed to waive Sasol’s Net Debt: Earnings Before Interest, Taxation, Depreciation and Amortisation (EBITDA) covenant, and for the period ended 31 December 2020 lenders agreed to increase the maximum Net Debt : EBITDA covenant to 4,0 times, whereafter the covenant reverted to the prior level of 3,0 times. These amendments were subject to certain conditions that remained in place until a certificate was issued certifying compliance with the Net Debt : EBITDA covenant, which occurred on 2 March 2021. Consistent with these conditions Sasol committed to use proceeds from disposals and debt issuance to prepay, and in some instances proportionally cancel, the Revolving Credit Facility until the facility amount was reduced to R40,6 billion, (US$2,845 billion).

Accounting policies:

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method. A debt modification gain or loss is recognised immediately when a debt measured at amortised cost has been modified.

18	Leases

		2021	2020
for the year ended 30 June	Note	Rm	Rm

Amounts recognised on balance sheet
Lease liabilities
Non-current		13 906	15 825
Current		1 771	1 894
		15 677	17 719
Right of use assets
Land		241	184
Buildings and improvements		5 153	6 446
Plant, equipment and vehicles		7 508	7 179
Mineral assets		1	7
		12 903	13 816
Additions to right of use assets		1 899	3 466

The decreases in the lease liabilities and right of use assets are mainly due to foreign exchange movements as a result of the strengthening of the rand (2021: R1,2 billion, 2020: R1,7 billion), as well as a reassessment of the likelihood to exercise an extension option relating to the Sandton office lease (R561 million) and other movements (R281 million). In 2020 R2,2 billion was classified as held for sale, refer note 12. As a result of the expected long-term impact of the COVID-19 pandemic, the group no longer considers it reasonably certain to exercise an option to extend the term of the lease.

	2021	2020	2019
for the year ended 30 June	Rm	Rm	Rm
Amounts recognised in income statement
Interest expense (included in net finance cost)	1 488	1 465	871
Expense relating to short-term leases*	423	757	—
Expense relating to leases of low-value assets that are not shown above as short-term leases*	65	33	—
Expense relating to variable lease payments not included in lease liabilities (included in other operating expenses and income)*	58	64	—
Impairment of right of use assets	33	3 322	—

Depreciation of right of use assets
Land	11	25	—
Buildings and improvements	694	662	—
Plant, equipment and vehicles	1 607	1 605	—
Mineral assets	5	2	—
	2 317	2 294	—

Amounts recognised in statement of cash flows
Total cash outflow on leases	3 882	4 048	1 108
*	Included in cash paid to suppliers and employees in the statement of cash flows.

The group leases a number of assets as part of its activities. These primarily includes corporate office buildings in Sandton and Houston, rail yard, rail cars, retail convenience centres and storage facilities. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. A maturity analysis of lease liabilities is provided in note 40.

18Leases continued

Areas of judgement:

Various factors are considered in assessing whether an arrangement contains a lease including whether a service contract includes the implicit right to substantially all of the economic benefits from assets used in providing the service and whether the group directs how and for what purpose such assets are used. In performing this assessment, the group considers decision-making rights that will most affect the economic benefits that will be derived from the use of the asset such as changing the type, timing, or quantity of output that is produced by the asset.

Incorporating optional lease periods where there is reasonable certainty that the option will be extended is subject to judgement and has an impact on the measurement of the lease liability and related right of use asset. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option, including consideration of the significance of the underlying asset to the operations and the expected remaining useful life of the operation where the leased asset is used.

The incremental borrowing rate that the group applies is the rate that the group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The estimation of the incremental borrowing rate is determined for each lease contract using the risk-free rate over a term matching that of the lease, adjusted for other factors such as the credit rating of the lessee, a country risk premium and the borrowing currency. A higher incremental borrowing rate would lead to the recognition of a lower lease liability and corresponding right of use asset.

18	Leases continued

The range of incremental borrowing rates applied were as follows:

Southern Africa	6,19 -15,35% (2020: 6,25 - 16,58%)
North America	2,15 - 5,64% (2020: 2,15 - 5,64%)
Eurasia	0,38 - 6,35% (2020: 1,00 - 5,00%)

Accounting policies:

At contract inception all arrangements are assessed to determine whether it is, or contains, a lease. At the commencement date of the lease, the group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;
●	variable lease payments that depend on an index or a rate;
●	amounts expected to be paid under residual value guarantees;
●	the exercise price of a purchase option reasonably certain to be exercised;
●	payments of penalties for terminating the lease, if the lease term reflects the group exercising the option to terminate; and
●	lease payments to be made under reasonably certain extension options.

Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are capitalised as part of the cost of inventories or assets under construction) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. The incremental borrowing rate is the rate that the group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions.

After the commencement date, finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The group applies the recognition exemptions to short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) and leases of assets that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expenses over the lease term.

18	Leases continued

Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs; and
●	restoration costs.

Right of use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the group is reasonably certain to exercise a purchase option, the right of use asset is depreciated over the underlying asset’s useful life. The depreciation charge is recognised in the income statement unless it is capitalised as part of the cost of inventories or assets under construction.

The right of use assets are also subject to impairment. Refer to the accounting policies in the note on Remeasurement items affecting profit or loss.

19	Short-term debt

		2021	2020
for the year ended 30 June	Note	Rm	Rm
Short-term debt[1]		60	21 888
Short-term portion of
long-term debt[2]	17	5 506	19 686
lease liabilities	18	1 771	1 894
		7 337	43 468
1	The decrease in 2021 relates to the repayments of R19 717 million, ($1 billion syndicated loan and commercial banking facilities), translation gains of R1 958 million and transfer of R197 million to disposal groups held for sale. Sasol secured the R17 billion (US$1 billion) syndicated loan facility in November 2019.
2	At 30 June 2020 R17 billion (US$1 billion) of the RCF was classified as short-term in anticipation of proceeds from asset disposals being used to repay debt in accordance with the covenant waiver agreement. This was repaid during the current year. Refer note 17.

CAPITAL ALLOCATION AND UTILISATION

Investing Activities

20	Property, plant and equipment

		Building	Plant,		Assets
		and	equipment	Mineral	under
	Land	improvements	and vehicles	assets	construction*	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Revised carrying amount at 30 June 2020[1]	5 591	11 954	152 255	30 043	27 802	227 645
Additions	18	4	1 063	43	14 894	16 022
to sustain existing operations	18	—	948	43	13 792	14 801
to expand operations	—	4	115	–	1 102	1 221
Net reclassification (to)/from other assets	(2)	56	(750)	20	722	46
Reduction in rehabilitation provisions capitalised (note 33)	—	(4)	(55)	(1 401)	(965)	(2 425)
Establishment of joint operation²	325	1 097	28 079	–	62	29 563
Disposal of business[3]	(1 399)	(632)	(4 544)	(1)	(31)	(6 607)
Finance costs capitalised	—	—	–	–	880	880
Projects capitalised	73	837	11 918	2 654	(15 952)	(470)
Reclassification from/(to) held for sale (note 12)	98	349	(711)	(981)	(444)	(1 689)
Translation of foreign operations	(775)	(1 457)	(18 327)	98	(573)	(21 034)
Disposals and scrapping	(2)	(19)	(184)	(49)	(203)	(457)
Current year depreciation charge	—	(537)	(11 080)	(3 303)	–	(14 920)
Net impairment of property, plant and equipment (note 10)	(56)	(94)	(28 678)	353	(58)	(28 533)
Carrying amount at 30 June 2021	3 871	11 554	128 986	27 476	26 134	198 021

* Includes intangible assets under construction

1 Refer to note 1 for details.

2 Refer to note 11 for details.

3 Relates mainly to the disposal of our 50% equity interest in Gemini HDPE LLC.

20	Property, plant and equipment continued

		Building	Plant,		Assets
		and	equipment	Mineral	under
	Land	improvements	and vehicles	assets	construction	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2019	4 202	15 434	185 235	28 678	127 764	361 313
Impact of revision (refer note 1)	—	—	(3 731)	—	—	(3 731)
Revised carrying amount at 1 July 2019	4 202	15 434	181 504	28 678	127 764	357 582
Transfer of finance lease assets to right of use assets on initial application of IFRS 16	(6)	(1 475)	(5 936)	—	(71)	(7 488)
Adjusted carrying amount at 1 July 2019	4 196	13 959	175 568	28 678	127 693	350 094
Additions	34	59	1 039	1 230	35 730	38 092
to sustain existing operations	34	42	825	1 230	19 017	21 148
to expand operations	—	17	214	—	16 713	16 944
Net reclassification (to)/from other assets	(11)	(295)	447	(4)	(17)	120
Reduction in rehabilitation provisions capitalised (note 33)	—	—	(23)	(160)	—	(183)
Finance costs capitalised	—	—	—	—	3 520	3 520
Projects capitalised	920	3 035	120 616	3 378	(128 492)	(543)
Reclassification to held for sale (note 12)	(112)	(2 350)	(61 754)	—	(9 497)	(73 713)
Translation of foreign operations	842	2 091	23 761	230	12 876	39 800
Disposals and scrapping	(268)	(6)	(484)	(18)	(655)	(1 431)
Current year depreciation charge (revised)	—	(720)	(15 568)	(3 291)	—	(19 579)
Net impairment of property, plant and equipment (revised) (note 10)	(10)	(3 819)	(91 347)	—	(13 356)	(108 532)
Revised carrying amount at 30 June 2020	5 591	11 954	152 255	30 043	27 802	227 645

20	Property, plant and equipment continued

Up to and including financial year 2019, Sasol recognised lease assets that were classified as finance leases under IAS 17 Leases as part of Property, Plant and Equipment. From financial year 2020 assets recognised under IFRS 16 Leases are disclosed separately in note 18, Leases.

		Building	Plant,		Assets
		and	equipment	Mineral	under
	Land	improvements	and vehicles	assets	construction	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
2021
Cost	4 145	20 462	334 432	47 606	26 134	432 779
Accumulated depreciation and impairment	(274)	(8 908)	(205 446)	(20 130)	—	(234 758)
	3 871	11 554	128 986	27 476	26 134	198 021
2020
Cost	5 844	21 418	325 837	84 822	27 802	465 723
Accumulated depreciation and impairment (revised)	(253)	(9 464)	(173 582)	(54 779)	—	(238 078)
	5 591	11 954	152 255	30 043	27 802	227 645
2019
Cost	4 403	23 034	316 548	74 769	127 764	546 518
Accumulated depreciation and impairment (revised)	(201)	(7 600)	(135 044)	(46 091)	—	(188 936)
	4 202	15 434	181 504	28 678	127 764	357 582

	2021	2020	2019
for the year ended 30 June	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
Current year additions	16 022	38 092	55 862
Adjustments for non-cash items	(77)	(2 947)	(81)
movement in environmental provisions capitalised	(77)	(2 947)	(1 924)
movement in long-term debt	—	—	(117)
LCCP investment incentives	—	—	1 960
Per the statement of cash flows	15 945	35 145	55 781

20	Property, plant and equipment continued

	2021	2020
for the year ended 30 June	Rm	Rm
Capital commitments (excluding equity accounted investments)

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	33 196	260 620
Authorised but not yet contracted for	33 297	21 136
Less expenditure to the end of year	(26 605)	(249 806)
	39 888	31 950

to sustain existing operations	25 591	26 305
to expand operations	14 297	5 645
Estimated expenditure
Within one year	21 393	15 578
One to five years	18 495	16 372
	39 888	31 950

Significant capital commitments and expenditure at 30 June comprise mainly of:

			Capital commitments		Capital expenditure
			2021	2020	2021	2020
Project	Project location	Business segment	Rm	Rm	Rm	Rm
Projects to sustain operations
Shutdown and major statutory maintenance	Various	Various	6 439	3 247	2 583	5 221
Environmental projects	Various	Various	3 033	1 007	1 806	2 800
Clean fuels II	Secunda	Fuels	1 483	1 375	237	355
Projects to expand operations
Mozambique exploration and development	Mozambique	Gas	10 786	3 353	234	211
Lake Charles Chemical Project	United States	Chemicals America	798	1 297	684	13 807

20	Property, plant and equipment continued

Areas of judgement:

The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management.

The following depreciation rates apply in the group:

Buildings and improvements	1 - 17%, units of production over life of related reserve base
Retail convenience centres	3 – 5%
Plant	2 – 50%
Equipment	3 – 91%
Vehicles	5 – 33%
Mineral assets	Units of production over life of related reserve base
Life-of-mine coal assets	Units of production over life of related reserve base

Accounting policies:

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves.

Life-of-mine coal assets are depreciated using the units-of-production method and is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life.

Assets under construction

Assets under construction include land and expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment. The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition. Land acquired, as well as costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

20	Property, plant and equipment continued

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction. Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate of 4,6% (2020 – 4,9)% is calculated as the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, including borrowings made specifically for the purpose of obtaining qualifying assets once the specific qualifying asset is ready for its intended use. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

21	Long-term receivables and prepaid expenses

	2021	2020
for the year ended 30 June	Rm	Rm
Total long-term receivables¹	4 956	7 411
Impairment of long-term receivables*	(91)	(442)
Short-term portion	(986)	(1 170)
	3 879	5 799
Long-term prepaid expenses	345	636
	4 224	6 435
Comprising:
Long-term receivables (interest-bearing) - joint operations	605	1 608
Long-term loans	2 517	2 822
LCCP investment incentives	757	1 369
	3 879	5 799
1	Reduction in long-term receivables and impairment of long-term receivables relate mainly to CTRG that transferred to disposal groups held for sale refer note 12.
*	Impairment of long-term loans and receivables

Long-term loans and receivables are considered for impairment under the expected credit loss model. Refer to note 40 for detail on the impairments recognised.

22	Equity accounted investments

At 30 June, the group’s interest in equity accounted investments and the total carrying values were:

	Country of		Interest	2021	2020
Name	incorporation	Nature of activities	%	Rm	Rm
Joint ventures
ORYX GTL Limited	Qatar	GTL plant	49	9 329	10 511
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	260	255
Sasol Chevron Holdings Limited¹	Bermuda	Marketing of Escravos GTL products	–	–	159
Associates
Enaex Africa (Pty) Ltd²	South Africa	Manufacturing and distribution of explosives	23	295	512
Other equity accounted investments			Various	258	375
Carrying value of investments				10 142	11 812
1	On 3 June 2021 Sasol sold its 50% shareholding in Sasol Chevron Holdings Limited.
2	On 1 May 2021 Sasol sold 26% of its shareholding in Enaex Africa (Pty) Ltd.

There are no significant restrictions on the ability of the joint ventures or associate to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Impairment testing of equity accounted investments

Based on impairment indicators at each reporting date, impairment tests in respect of investments in joint ventures and associates are performed. The recoverable amount of the investment is compared to the carrying amount, as described in note 10, to calculate the impairment.

Summarised financial information for the group’s share of equity accounted investments which are not material*

	2021	2020
for the year ended 30 June	Rm	Rm
Operating profit/(loss)	128	(674)
Profit/(loss) before tax	140	(665)
Taxation	(45)	(20)
Profit/(loss) for the year**	95	(685)
*	The financial information provided represents the group’s share of the results of the equity accounted investments.
**	Included in the 2020 results is an operating loss pertaining to the Group's investment in Escravos GTL. The group disposed of this investment in June 2020.
22	Equity accounted investments continued

	2021	2020
Capital commitments relating to equity accounted investments	Rm	Rm

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	622	1 936
Authorised but not yet contracted for	713	1 089
Less: expenditure to the end of year	(348)	(1 748)
	987	1 277

Areas of judgement:

Joint ventures and associates are assessed for materiality in relation to the group using a number of factors such as investment value, strategic importance and monitoring by those charged with governance.

ORYX GTL is considered to be material as it is closely monitored by and reported on to the decision makers and is considered to be a strategically material investment.

22	Equity accounted investments continued

Summarised financial information for the group’s material equity accounted investments

In accordance with the group’s accounting policy, the results of joint ventures and associates are equity accounted. The information provided below represents the group’s material joint venture. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

	Joint venture
	ORYX GTL Limited
	2021	2020
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets	13 149	17 236
Deferred tax asset	212	636
Current assets	7 989	7 217
Total assets	21 350	25 089
Other non-current liabilities	742	974
Other current liabilities	1 178	2 663
Tax payable	391	—
Total liabilities	2 311	3 637
Net assets	19 039	21 452
Summarised income statement
Turnover	8 538	7 279
Depreciation and amortisation	(1 759)	(1 424)
Other operating expenses	(4 513)	(4 707)
Operating profit before interest and tax	2 266	1 148
Finance income	6	31
Finance cost	(48)	(84)
Profit before tax	2 224	1 095
Taxation	(758)	(492)
Profit and total comprehensive income for the year	1 466	603
The group’s share of profits of equity accounted investment	719	338
49% share of profit before tax	1 090	536
Taxation	(371)	(198)

Reconciliation of summarised financial information
Net assets at the beginning of the year	21 452	16 893
Profit before tax for the year	2 224	1 095
Taxation	(758)	(483)
Foreign exchange differences	(3 879)	3 947
Net assets at the end of the year	19 039	21 452
Carrying value of equity accounted investment	9 329	10 511

The year-end for ORYX GTL Limited is 31 December, however the group uses the financial information at 30 June.

22	Equity accounted investments continued

The carrying value of the investment represents the group’s interest in the net assets thereof.

Contingent liabilities

There were no contingent liabilities at 30 June 2021 relating to our joint ventures or associates.

Accounting policies:

The financial results of associates and joint ventures are included in the group’s results according to the equity method from acquisition date until the disposal date. Associates and joint ventures whose financial year-ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

23	Interest in joint operations

At 30 June, the group’s interest in material joint operations were:

			% of equity owned
			2021	2020
Name	Country of incorporation	Nature of activities	%	%
Louisiana Integrated Polyethylene JV LLC[1]	United States of America	Manufactures high density polyethylene chemicals	50	—
Gemini HDPE LLC[2]	United States of America	Manufactures high density polyethylene chemicals	—	50
Sasol Canada[3]	Canada	Development of shale gas reserves and production and marketing of shale gas	50	50
Natref	South Africa	Refining of crude oil	64	64
1	Upon successful completion of the divestment of 50% of Sasol’s commodity chemicals units at our Lake Charles facility in December 2020, the 50/50 Louisiana Integrated Polyethylene joint venture (“JV”) with LyondellBasell was established. LyondellBasell operates the JV assets on behalf of the JV. The joint operation operates as a tolling arrangement and Sasol retains control to the goods during the toll processing, for which a fee is paid, and only recognises revenue when the finished goods are transferred to a final customer. Sasol and Equistar, a subsidiary of LyondellBasell, have entered into a marketing agreement pursuant to which Equistar is appointed as an independent agent to exclusively market and sell, in consideration for a fee, all of Sasol’s Linear low-density polyethylene (LLDPE) and Low-density polyethylene (LDPE) produced by the joint operation to customers.
2	The Group sold it's investment in Gemini HDPE LLC on 31 December 2020.
3	The Group has classified the assets and liabilities of the Canada joint operation as held for sale at 30 June 2021. The disposal subsequently closed on 29 July 2021. Refer to note 12.

23	Interest in joint operations continued

The information provided is Sasol’s share of joint operations (excluding unincorporated joint operations) and includes intercompany transactions and balances.

	Louisiana				Total	Total
	Integrated
	Polyethylene	Sasol
	JV LLC	Canada*	Natref	Other**	2021	2020
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	27 226	—	3 421	—	30 647	12 917
External current assets	665	1 379	319	2 509	4 872	1 682
Intercompany current assets	—	—	1	1	2	40
Total assets	27 891	1 379	3 741	2 510	35 521	14 639
Shareholders’ equity	27 484	478	360	432	28 754	3 614
Long-term liabilities	62	—	2 457	3	2 522	9 224
Interest-bearing current liabilities	38	—	184	3	225	764
Non-interest-bearing current liabilities	187	901	414	1 105	2 607	557
Intercompany current liabilities	120	—	326	967	1 413	480
Total equity and liabilities	27 891	1 379	3 741	2 510	35 521	14 639
*	The Group has classified the assets and liabilities of the Canada joint operation as held for sale at 30 June 2021. The disposal subsequently closed on 29 July 2021. Refer to note 12.
**	Includes Central Térmica de Ressano Garcia (CTRG), which has been classified as held for sale at 30 June 2021. Refer to note 12.

At 30 June 2021, the group’s share of the total capital commitments of joint operations amounted to R717 million (2020 – R700 million).

24	Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside of South Africa. The following table presents each of the group’s significant subsidiaries (including direct and indirect holdings), the nature of activities, the percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2021.

24	Interest in significant operating subsidiaries continued

There are no significant restrictions on the ability of the group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

	Country of		% of equity owned
Name	incorporation	Nature of activities	2021	2020
Significant operating subsidiaries
Direct
Sasol Mining Holdings (Pty) Ltd	South Africa	Holding company of the group’s mining interests	100	100
Sasol Technology (Pty) Ltd	South Africa	Engineering services, research and development and technology transfer	100	100
Sasol Financing Limited	South Africa	Management of cash resources, investments and procurement of loans (for South African operations)	100	100
Sasol Investment Company (Pty) Ltd	South Africa	Holding company for foreign investments	100	100
Sasol South Africa Limited[1]	South Africa	Integrated petrochemicals and energy company	100	100
Sasol Middle East and India (Pty) Ltd	South Africa	Develop and implement international GTL and CTL ventures	100	100
Sasol Africa (Pty) Ltd	South Africa	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100	100
Sasol Oil (Pty) Ltd	South Africa	Marketing of fuels and lubricants	75	75
Sasol New Energy Holdings (Pty) Ltd	South Africa	Developing lower-carbon energy solutions	100	100
1	Sasol Khanyisa shareholders indirectly have an 18,4% shareholding in Sasol South Africa Limited. Once the Khanyisa funding is settled, the Sasol Khanyisa ordinary shares will be exchanged for Sasol BEE Ordinary (SOLBE1) shares listed on the empowerment segment of the JSE.

24	Interest in significant operating subsidiaries continued

	Country of		% of equity owned
Name	incorporation	Nature of activities	2021	2020
Significant operating subsidiaries

Indirect
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)[1]	South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50	50

Sasol Financing International Limited	South Africa	Management of cash resources, investment and procurement of loans (for our foreign operations)	100	100

Sasol Germany GmbH	Germany	Production, marketing and distribution of chemical products	100	100

Sasol Italy SpA	Italy	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	100	100

Sasol Mining (Pty) Ltd	South Africa	Coal mining activities	90	90

Sasol Canada Holdings Limited[2]	Canada	Exploration, development, production, marketing and distribution of natural oil and gas and associated products in Canada	100	100

Sasol Chemicals (USA) LLC	United States of America	Production, marketing and distribution of chemical products	100	100

Sasol Financing USA LLC	United States of America	Management of cash resources, investment and procurement of loans (for our North American operations)	100	100
1	Through contractual arrangements Sasol exercises control over the relevant activities of Rompco. The Group has classified the assets and liabilities of Rompco as held for sale at 30 June 2020. Refer to note 12.
2	The Group has classified the assets and liabilities of Sasol Canada Holdings Limited as held for sale at 30 June 2021. Refer to note 12.

Our other interests in subsidiaries are not considered significant.

Non-controlling interests

The group has a number of subsidiaries with non-controlling interests, however none of them were material to the Statement of Financial position.

24	Interest in significant operating subsidiaries continued

Areas of judgement:

The disclosure of subsidiaries is based on materiality taking into account the contribution to turnover, assets of the group, and the way the business is managed and reported on.

Control is obtained when Sasol is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through our power over the subsidiary.

The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

Working capital

25	Inventories

	2021	2020
for the year ended 30 June	Rm	Rm

Carrying value
Crude oil and other raw materials	4 269	3 513
Process material	1 834	1 868
Maintenance materials	5 585	6 376
Work in progress	2 560	2 108
Manufactured products	15 315	13 681
Consignment inventory	179	255
	29 742	27 801

The impact of lower sales prices resulted in a net realisable value write-down of R83 million in 2021 (2020 - R384 million).

Inventory of R1 118 million (2020 - R3 294 million) is held at net realisable value.

Accounting policies:

Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

By-products are incidental to the manufacturing processes, are usually produced as a consequence of the main product stream, and are immaterial to the group. Revenue from sale of by-products is offset against the cost of the main products.

25	Inventories continued

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)

Process, maintenance and other materials	Weighted average purchase price

Work-in-progress	Manufacturing costs incurred

Manufactured products including consignment inventory	Manufacturing costs according to FIFO

26	Trade and other receivables

	2021	2020
for the year ended 30 June	Rm	Rm

Trade receivables	23 692	18 247
Other receivables	3 786	4 310
Related party receivables — equity accounted investments	255	215
Impairment of trade and other receivables	(515)	(706)
Trade and other receivables	27 218	22 066
Duties recoverable from customers	263	366
Prepaid expenses and other	1 860	1 605
Value added tax	1 592	1 060
	30 933	25 097

Impairment of trade receivables

Trade receivables are considered for impairment under the expected credit loss model. Trade receivables are written off when there is no reasonable prospect that the customer will pay. Refer to note 40 for detail on the impairments recognised.

No individual customer represents more than 10% of the group’s trade receivables.

Collateral

The group holds no collateral over the trade receivables which can be sold or pledged to a third party.

Accounting policies:

Trade and other receivables are recognised initially at transaction price and subsequently stated at amortised cost using the effective interest rate method, less impairment losses. A simplified expected credit loss model is applied for recognition and measurement of impairments in trade receivables, where expected lifetime credit losses are recognised from initial recognition, with changes in loss allowances recognised in profit and loss. The group did not use a provisional matrix. Trade and other receivables are written off where there is no reasonable expectation of recovering amounts due. The trade receivables do not contain a significant financing component.

27	Trade and other payables

	2021	2020
for the year ended 30 June	Rm	Rm
Trade payables	17 197	13 535
Capital project related payables*	960	3 516
Accrued expenses	4 323	3 837
Related party payables	157	276
third parties	155	88
equity accounted investments	2	188
Trade payables	22 637	21 164
Other payables**	9 074	7 188
Duties payable to revenue authorities	4 785	7 086
Value added tax	174	319
	36 670	35 757
*	Decrease as a result of reduced activity on the LCCP project as units reach beneficial operation.
**	Other payables include employee-related payables.

Accounting policies:

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost. Capital project related payables are excluded from working capital, as the nature and risks of these payables are not considered to be aligned to operational trade payables.

28	(Increase)/decrease in working capital

	2021	2020	2019
	Rm	Rm	Rm
(Increase)/decrease in inventories	(4 872)	3 397	(829)
(Increase)/decrease in trade receivables	(7 198)	6 431	37
Increase/(decrease) in trade payables	4 916	(3 990)	3 202
(Increase)/decrease in working capital	(7 154)	5 838	2 410

Cash management

29	Cash and cash equivalents

	2021	2020
for the year ended 30 June	Rm	Rm
Cash and cash equivalents	31 231	34 739
Bank overdraft	(243)	(645)
Per the statement of cash flows	30 988	34 094
Cash by currency
Rand	14 994	14 281
Euro	2 159	2 602
US dollar	12 787	15 520
Other currencies	1 048	1 691
	30 988	34 094

29	Cash and cash equivalents continued

Included in cash and cash equivalents:

Cash in respect of various special purpose entities in the Group for use within those entities amounted to R513 million (2020 — R187 million) and cash in respect of short-term rehabilitation commitments amounted to R106 million (2020 – R99 million).

Cash in respect of joint operations can only be utilised for the business activities of the joint operations. This includes the Louisiana Integrated Polyethylene plant in North America of R245 million (2020 – Rnil) and R69 million (2020 – R105 million) relating to exploration and other ventures. Sasol's interests in the power plant in Mozambique (CTRG) is held for sale at 30 June 2021, R658 million (2020 – R617 million) was transferred to assets held for sale.

Other cash restricted for use of R1 318 million (2020 — R799 million) includes cash deposits serving as collateral for bank guarantees.

Accounting policies:

Cash and cash equivalents comprises cash on hand, cash restricted for use, bank overdraft, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which is deemed to be fair value. Bank overdrafts are offset against cash and cash equivalents in the statement of cash flows.

Cash restricted for use comprises cash and cash equivalents which are not available for general use by the group, including amounts held in escrow, trust or other separate bank accounts.

30	Cash generated by operating activities

		2021	2020	2019
for the year ended 30 June	Note	Rm	Rm	Rm
Cash flow from operations	31	52 268	36 546	48 988
(Increase)/decrease in working capital	28	(7 154)	5 838	2 410
		45 114	42 384	51 398

31	Cash flow from operations

		2021	2020	2019
for the year ended 30 June	Note	Rm	Rm	Rm
Earnings/(loss) before interest and tax (EBIT)		16 619	(111 926)	8 434
Adjusted for
share of (profits)/losses of equity accounted investments	22	(814)	347	(1 074)
equity-settled share-based payment	36	1 927	1 946	1 659
depreciation and amortisation		17 644	22 327	17 814
effect of remeasurement items	10	23 218	111 978	20 062
movement in long-term provisions
income statement charge	33	(3)	(2 208)	430
utilisation	33	(388)	(734)	(1 099)
movement in short-term provisions		2 839	39	(3)
movement in post-retirement benefits		880	733	635
translation effects		(5 047)	6 098	(199)
write-down of inventories to net realisable value		83	384	371
movement in financial assets and liabilities		(4 225)	3 990	864
movement in other receivables and payables		(240)	3 057	601
other non-cash movements		(225)	515	493
		52 268	36 546	48 988

32	Dividends paid

	2021	2020	2019
for the year ended 30 June	Rm	Rm	Rm
Final dividend — prior year	16	10	6 269
Interim dividend — current year	30	21	3 683
	46	31	9 952

The Board did not declare a final or interim dividend during the year. Dividends paid relate to dividends distributed by Sasol South Africa Limited to Sasol Khanyisa participants.

PROVISIONS AND RESERVES

Provisions

33	Long-term provisions

		Share-
	Environ-	based
	mental	payments	Other	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Balance at beginning of year	21 790	51	1 064	22 905
Capitalised to property, plant and equipment*	(2 425)	—	—	(2 425)
Reduction in rehabilitation provision capitalised	77	—	—	77
Transfer to held for sale liabilities**	(1 310)	—	—	(1 310)
Per the income statement	(293)	(22)	312	(3)
additional provisions and changes to existing provisions	412	(22)	313	703
reversal of unutilised amounts	(31)	—	(1)	(32)
effect of change in discount rate	(674)	—	—	(674)
Notional interest	664	—	4	668
Utilised during year (cash flow)	(271)	—	(117)	(388)
Foreign exchange differences recognised in income statement	(1 495)	1	(18)	(1 512)
Translation of foreign operations	(541)	(1)	(109)	(651)
Balance at end of year	16 196	29	1 136	17 361
*	Decrease in rehabilitation provision capitalised in 2021 relates to a reassessment of the provision based on discount rates and cost estimates.
**	Relates to rehabilitation provisions of the Canadian shale gas assets classified as held for sale, refer note 12 and the Gabon oil producing assets that were disposed of during the year.

		2021	2020
for the year ended 30 June	Note	Rm	Rm
Expected timing of future cash flows
Within one year		1 197	1 048
One to five years		5 287	5 324
More than five years		10 877	16 533
		17 361	22 905
Short-term portion	34	(1 197)	(1 048)
Long-term provisions		16 164	21 857
Estimated undiscounted obligation*		92 109	96 033

*Decrease relates mainly to Canada which was classified as held for sale at 30 June 2021 and the Gabon oil producing assets that were disposed of during the year.

Environmental provisions

In accordance with the group’s published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises, representing the estimated actual cash flows in the period in which the obligation is settled.

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation.

The total environmental provision at 30 June 2021 amounted to R16 196 million (2020 — R21 790 million). In line with the requirements of the legislation of South Africa, the utilisation of certain investments is restricted for mining rehabilitation purposes. These investments amounted to R676 million (2020 — R661 million). In addition, indemnities of R2 190 million (2020 — R2 190 million) are in place.

33	Long-term provisions continued

The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2021	2020
for the year ended 30 June	%	%
South Africa	4,2 to 10,3	3,6 to 9,4
Europe	0,0 to 0,5	—
United States of America	0,2 to 1,8	0,2 to 0,9
Canada	0,5 to 2,3	0,5 to 1,4

	2021	2020
for the year ended 30 June	Rm	Rm
A 1% point change in the discount rate would have the following effect on the long-term provisions recognised
Increase in the discount rate	(4 352)	(3 836)
amount capitalised to property, plant and equipment	(1 250)	(2 767)
income recognised in income statement	(3 102)	(1 069)
Decrease in the discount rate	5 266	4 297
amount capitalised to property, plant and equipment	1 787	3 115
expense recognised in income statement	3 479	1 182

Share Appreciation Rights scheme

All rights issued in terms of the Share Appreciation Rights scheme (SARs) have vested and will be settled in cash when exercised. As at 30 June 2021 there were 2,2 million vested rights not yet exercised with an intrinsic value of R0 (2020: R0). The final rights awarded under the scheme will expire in September 2022.

34	Short-term provisions

		2021	2020
for the year ended 30 June	Note	Rm	Rm
Other provisions*		3 370	649
Short-term portion of
long-term provisions	33	1 197	1 048
post-retirement benefit obligations	35	497	505
		5 064	2 202
*

Increase mainly relates to the National Energy Regulator of South Africa's final decision on the maximum gas price methodology for Sasol Gas. A provision of R1,4 billion was raised in this regard. Refer note 37.1. It also includes employee related provisions of approximately R950 million.

34	Short-term provisions continued

Accounting policies:

Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually.

Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Termination benefits are recognised as a liability at the earlier of the date of recognition of restructuring costs or when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits that are expected to be wholly settled more than 12 months after the end of the reporting period are discounted to their present value.

Areas of judgement:

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations as well as the period in which it will be settled.

It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group’s financial position, liquidity or cash flow.

35	Post-retirement benefit obligations

		Non-current		Current		Total
		2021	2020	2021	2020	2021	2020
for the year ended 30 June	Note	Rm	Rm	Rm	Rm	Rm	Rm
Post-retirement healthcare obligations	35.1
South Africa		3 238	2 778	218	214	3 456	2 992
United States of America		236	359	21	26	257	385
		3 474	3 137	239	240	3 713	3 377
Pension obligations	35.2
Foreign — post-retirement benefit obligation		9 823	11 554	258	265	10 081	11 819
Total post-retirement benefit obligations		13 297	14 691	497	505	13 794	15 196

Pension assets	35.2
South Africa — post-retirement benefit asset		(46)	(467)	—	—	(46)	(467)
Foreign — post-retirement benefit asset		(545)	—	—	—	(545)	—
Total post-retirement benefit assets		(591)	(467)	—	—	(591)	(467)
Net pension obligations		9 232	11 087	258	265	9 490	11 352

		Loss/(gain) recognised in the income			Loss/(gain) recognised in other
		statement			comprehensive income
		2021	2020	2019	2021	2020	2019
for the year ended 30 June	Note	Rm	Rm	Rm	Rm	Rm	Rm
Post-retirement benefit obligations
Post-retirement healthcare obligations	35,1	407	467	485	201	(1 040)	(460)
Pension benefits - projected benefit obligation	35,2	7 248	7 073	6 371	5 715	(6 921)	1 360
Pension benefits - plan asset of funded obligation	35,2	(5 758)	(5 238)	(4 815)	(7 419)	7 507	(514)
Net movement on asset limitation and reimbursive right		—	—	—	669	601	145
		1 897	2 302	2 041	(834)	147	531

The group provides post-retirement medical and pension benefits to certain of its retirees, principally in South Africa, Europe and the United States of America. Generally, medical cover provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. Pension benefits are payable in the form of retirement, disability and surviving dependent pensions. The medical benefits are unfunded. The pension benefits in South Africa are funded. In the United States of America certain of our Pension Funds are funded.

Accounting policies:

The group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

Defined contribution pension plans are plans under which the group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which the related services are rendered by the employee.

35	Post-retirement benefit obligations continued

The group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to members in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds for South African obligations, and corporate bonds in Europe and the US, that have maturity dates approximating the terms of the group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

●	when the plan amendment or curtailment occurs; and
●	when the group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability/(asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability/(asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling, determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

The entitlement to healthcare benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

	Healthcare benefits	Pension benefits
Last actuarial valuation — South Africa	31 March 2021	31 March 2021
Last actuarial valuation — United States of America	30 June 2021	30 June 2021
Last actuarial valuation — Europe	n/a	1 April 2021
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

35	Post-retirement benefit obligations continued

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

			United States of
	South Africa		America				Europe
	2021	2020	2021		2020		2021	2020
at valuation date	%	%	%		%		%	%
Healthcare cost inflation	7,5	7,5	n/a	*	n/a	*	n/a	n/a
Discount rate — post- retirement medical benefits	11,6	13,3	2,7		2,3		n/a	n/a
Discount rate — pension benefits	11,1	12,2	2,0		2,2		1,2	1,4
Pension increase assumption	5,2	6,1	n/a	**	n/a	**	1,8	1,8
Average salary increases	5,5	5,5	4,2		4,2		2,8	2,8
Weighted average duration of the obligation — post- retirement medical obligation	13 years	14 years	12 years		11 years		n/a	n/a
Weighted average duration of the obligation — pension obligation	12 years	12 years	7 years	***	14 years		18 years	18 years

Assumptions regarding future mortality are based on published statistics and mortality tables.

*

The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

**	There are no automatic pension increases for the United States of America pension plan.
***	The decrease in 2021 is as a result of the large number of employees transferring to the Louisiana Integrated Polyethylene Joint Venture. Refer to note 23.

In South Africa, certain healthcare and life assurance benefits are provided to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund.

35	Post-retirement benefit obligations continued
35.1	Post-retirement healthcare obligations

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2021	2020	2021	2020	2021	2020
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Total post-retirement healthcare obligation at beginning of year	2 992	3 825	385	268	3 377	4 093
Movements recognised in the income statement:	413	440	(6)	27	407	467
current service cost	26	45	18	18	44	63
interest cost	387	395	7	9	394	404
curtailments and settlements	—	—	(31)	—	(31)	—
Actuarial (gains)/losses recognised in other comprehensive income:	237	(1 085)	(36)	45	201	(1 040)
arising from changes in financial assumptions	539	(1 026)	(12)	44	527	(982)
arising from changes in demographic assumptions	—	—	—	(3)	—	(3)
arising from changes in actuarial experience	(302)	(59)	(24)	4	(326)	(55)
Benefits paid	(186)	(180)	(23)	(22)	(209)	(202)
Transfer to disposal groups held for sale	—	(8)	—	—	—	(8)
Translation of foreign operations	—	—	(63)	67	(63)	67
Total post-retirement healthcare obligation at end of year	3 456	2 992	257	385	3 713	3 377

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		United States of America
	2021	2020	2021		2020
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:
Increase in the healthcare cost inflation	411	325	—	*	—	*
Decrease in the healthcare cost inflation	(344)	(280)	—	*	—	*
Increase in the discount rate	(329)	(264)	(25)		(38)
Decrease in the discount rate	399	310	34		47
*

A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants. There are no automatic pension increases for the United States pension plan.

A change in the pension increase assumption will not have an effect on the above obligation. In South Africa the post-retirement benefit contributions are linked to medical aid inflation and based on a percentage of income or pension. Where pension increases differ from medical aid inflation, the difference will need to be allowed for in a change in the percentage of income or pension charged. The are no automatic pension increase for the United states pension plan.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

35	Post-retirement healthcare obligations continued

Healthcare cost inflation risk

Healthcare cost inflation is consumer price index inflation plus two percentage points over the long term. An increase in healthcare cost inflation will increase the obligation of the plan.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate will increase the obligation of the plan.

Pension increase risk

The South African healthcare plan is linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

35.2	Pension benefits

South African operations Background

In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the group is exposed to actuarial risk. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan.

Fund assets

The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets at 31 March 2021 are 2 082 248 (2020 — 2 079 248) Sasol ordinary shares valued at R454 million (2020 — R275 million) at year-end purchased under terms of an approved investment strategy, and property valued at R1 521 million (2020 — R1 555 million) that is currently occupied by Sasol.

35	Post-retirement benefit obligations continued

35.2Pension benefits Continued

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
	2021	2020	2021	2020
at 30 June	%	%	%	%
Equities	54	47	30	35
resources	7	5	4	5
industrials	2	2	3	4
consumer discretionary	11	9	4	4
consumer staples	9	9	2	2
healthcare	5	5	4	5
information technologies	6	6	6	7
telecommunications	4	3	2	3
financials (ex real estate)	10	8	5	5
Fixed interest	16	17	50	49
Direct property	11	15	6	6
Listed property	2	2	—	—
Cash and cash equivalents	4	7	—	—
Third party managed assets	12	12	—	—
Other	1	—	14	10
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of equity has been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

35	Post-retirement benefit obligations continued

35.2Pension benefits Continued

Investment strategy

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa¹		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	30	45	—	100
foreign	15	30	—	100
Fixed interest	5	25	—	100
Property	10	25	—	100
Other	—	15	—	100
1	Members of the defined contribution scheme have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets of the fund under these investment portfolios are R272 million, R58 010 million, R1 027 million and R2 040 million for the low risk portfolio, moderate balanced portfolio, aggressive balanced portfolio and money market portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to active members from age 55.

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

Reconciliation of the projected net pension liability/(asset) recognised in the statement of financial position

	South Africa		Foreign		Total
	2021	2020	2021	2020	2021	2020
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded)	57 054	47 228	3 240	4 757	60 294	51 985
defined benefit portion	25 119	20 860	3 240	4 757	28 359	25 617
defined benefit option for defined contribution members	31 935	26 368	—	—	31 935	26 368
Plan assets	(60 671)	(50 618)	(3 732)	(4 502)	(64 403)	(55 120)
defined benefit portion	(28 736)	(23 020)	(3 732)	(4 502)	(32 468)	(27 522)
defined benefit option for defined contribution members	(31 935)	(27 598)	—	—	(31 935)	(27 598)
Projected benefit obligation (unfunded)	—	—	10 028	11 564	10 028	11 564
Asset not recognised due to asset limitation	3 571	2 923	—	—	3 571	2 923
Net liability/(asset) recognised	(46)	(467)	9 536	11 819	9 490	11 352

The increase of R648 million in the asset limitation (2020 — R604 million) was recognised as a loss in other comprehensive income.

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members.

35	Post-retirement benefit obligations continued

35.2Pension benefits Continued

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. As part of the group's continued cash conservation measures in the current financial year, the employer surplus account was utilised to fund the employer contributions towards the retirement fund. The remaining estimated surplus due to the company amounted to approximately R46 million (2020 — R467 million) and has been included in the pension asset recognised in the current year.

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long-term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

35	Post-retirement benefit obligations continued

35.2Pension benefits Continued

Reconciliation of projected benefit obligation

	South Africa		Foreign		Total
	2021	2020	2021	2020	2021	2020
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	47 228	51 241	16 321	12 565	63 549	63 806
Movements recognised in income statement:	6 571	6 218	677	855	7 248	7 073
current service cost	923	1 150	579	572	1 502	1 722
past service cost	—	—	—	39	—	39
curtailments and settlements	—	—	(129)	—	(129)	—
interest cost	5 648	5 068	227	244	5 875	5 312
Actuarial (gains)/losses recognised in other comprehensive income:	6 093	(7 938)	(378)	1 017	5 715	(6 921)
arising from changes in demographic assumptions	—	—	(1)	16	(1)	16
arising from changes in financial assumptions	303	(1 105)	(452)	742	(149)	(363)
arising from change in actuarial experience	5 790	(6 833)	75	259	5 865	(6 574)
Member contributions	503	504	—	—	503	504
Benefits paid	(3 341)	(2 797)	(1 070)	(988)	(4 411)	(3 785)
Transferred to held for sale assets	—	—	—	—	—	—
Translation of foreign operations	—	—	(2 282)	2 872	(2 282)	2 872
Projected benefit obligation at end of year	57 054	47 228	13 268	16 321	70 322	63 549
unfunded obligation*	—	—	10 028	11 564	10 028	11 564
funded obligation	57 054	47 228	3 240	4 757	60 294	51 985
*

Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. This reimbursive right has been recognised in long-term receivables at fair value of R218 million (2020 – R270 million). A decrease of R22 million (2020 – increase of R2 million) has been recognised as a loss in other comprehensive income in respect of the reimbursive right.

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2021	2020	2021	2020	2021	2020
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Fair value of plan assets at beginning of year	50 618	54 115	4 502	4 270	55 120	58 385
Movements recognised in income statement:	5 678	5 120	80	118	5 758	5 238
interest income	6 035	5 352	80	118	6 115	5 470
interest on asset limitation	(357)	(232)	—	—	(357)	(232)
Actuarial gains/(losses) recognised in other comprehensive income:	6 660	(7 481)	759	(26)	7 419	(7 507)
arising from return on plan assets	6 660	(7 481)	759	(26)	7 419	(7 507)
(excluding interest income)
Plan participant contributions*	503	504	—	—	503	504
Employer contributions*	553	1 157	53	20	606	1 177
Benefit payments	(3 341)	(2 797)	(869)	(795)	(4 210)	(3 592)
Translation of foreign operations	—	—	(793)	915	(793)	915
Fair value of plan assets at end of year	60 671	50 618	3 732	4 502	64 403	55 120
Actual return on plan assets	12 338	(2 361)	839	93	13 177	(2 268)

35Post-retirement benefit obligations continued

35.2Pension benefits Continued

*	Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates.

Contributions

Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions of funded obligations for the 2022 financial year.

	South Africa	Foreign
	Rm	Rm
Pension contributions	527	247

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2021	2020	2021		2020
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions
Increase in average salaries increase assumption	9	9	470		676
Decrease in average salaries increase assumption	(8)	(9)	(446)		(479)
Increase in the discount rate	(1 474)	(1 425)	(1 833)		(2 269)
Decrease in the discount rate	1 748	3 237	2 360		3 133
Increase in the pension increase assumption	1 821	3 309	1 353	*	1 446	*
Decrease in the pension increase assumption	(1 566)	(1 491)	(1 102)	*	(1 179)	*
*

This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States of America pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Reserves

36	Share-based payment reserve

		2021	2020	2019
for the year ended 30 June	Note	Rm	Rm	Rm

During the year, the following share-based payment expense was recognised in the income statement relating to the equity-settled share-based payment schemes:
Sasol Khanyisa Employee Share Ownership Plan(ESOP)	36,1	885	1 068	952
Tier 1 — Eligible Inzalo participants		567	642	628
Tier 2 — Qualifying employees		318	426	324
Long-term incentives	36,2	1 042	878	707
Equity-settled — recognised directly in equity		1 927	1 946	1 659

36.1The Sasol Khanyisa share transaction

Sasol Khanyisa was implemented on 1 June 2018. Sasol Khanyisa has been designed to comply with the revised B-BBEE legislation in South Africa and seeks to ensure on-going and sustainable B-BBEE ownership credentials for Sasol Limited.

36	Share-based payments reserve continued

36.1The Sasol Khanyisa share transaction continued

Sasol Khanyisa contains a number of elements structured at both a Sasol Limited and at a subsidiary level, Sasol South Africa Limited (SSA) which is a wholly-owned subsidiary of Sasol Limited and houses the majority of the group’s South African operations.

At the end of 10 years, or earlier if the underlying funding has been settled, the participants will exchange their SSA shareholding on a fair value-for-value basis for SOLBE1 shares to the extent of any value created during the transaction term.

SOLBE1 shares can only be traded between Black Persons on the Empowerment Segment of the JSE. This transaction will therefore ensure evergreen B-BBEE ownership credentials for Sasol Limited.

Remaining components of the transaction:

Tier 1 —Eligible Inzalo participants

Former Inzalo Employee Scheme participants, who were still actively employed by Sasol during May 2018 were granted rights in SOL shares or SOLBE1 Shares, at no cost to them, to the value of R100 000, all of which vests after a three year service period. Black employees were able to choose to receive the award in SOL or SOLBE1 shares, whilst employees who are not black people received an award in SOL shares, as SOLBE1 shares may only be held by qualifying black people. Employees received dividends on these shares throughout the 3 year vesting period. This award was recognised on a straight line basis over the three year vesting period.

The Tier 1 options vested on 1 June 2021. An amount of R1,9 billion was reclassified from the share-based payments reserve to retained earnings upon vesting.

36	Share-based payments reserve continued

36.1The Sasol Khanyisa share transaction continued

Tier 2 — SSA qualifying employees

Qualifying black employees participate via the Khanyisa Employee Share Ownership plan (Khanyisa ESOP) through a beneficial interest, funded wholly by Sasol (vendor funding), in approximately 9,2% in SSA. As dividends are declared by SSA, 97,5% of these will be utilised to repay the vendor funding, as well as the related financing cost, calculated at 75% of prime rate. 2,5% of dividends will be distributed to participants as a trickle dividend and accounted for as a non-controlling interest. At the end of the 10 year transaction term, or earlier, if the vendor funding is repaid, the net value in SSA shares will be exchanged for SOLBE1 shares on a fair value-for-value basis which will be distributed to participants. Any vendor funding not yet settled by the end of the transaction term will be settled using the SSA shares, and will reduce any distribution made to participants. Since any ultimate value created for participants will be granted in the form of SOLBE1 shares, the accounting for this transaction is similar to an option over Sasol shares granted for no consideration.

				Tier 2[2]
		Tier 1[1]	Tier 1[1]	Khanyisa
		SOL shares	SOLBE shares	shares
for the year ended 30 June		2021	2021	2021
Grant date	Date	1 June 2018	1 June 2018	25 May 2018
				Khanyisa
Class of shares		SOL shares	SOLBE1 shares	shares
Shares	Number	2 082 520	2 396 048	27 136 679
Weighted average fair value on grant date	Rand	481,50	370,00	64,53
IFRS expense recognised for the year	Rm	304	263	318
1	The Tier 1 options vested on 1 June 2021.
2	The Tier 2 options have a staggered vesting period with portions vesting from 3 years, and then each year until the end of the transaction term, being 10 years. The outstanding options at 30 June 2021 have a weighted average remaining vesting period of 2,6 years. The weighted average fair value price is derived from the Monte-Carlo option pricing model. The estimated strike price value for Tier 2 is R290,52 and represents the remaining vendor funding per share at 30 June 2021.

36	Share-based payments reserve continued

36.1The Sasol Khanyisa share transaction continued

Accounting policies:

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions the difference will be charged to the income statement over the period of these service conditions. Trickle dividends paid to participants during the transaction term are taken into account in measuring the fair value of the award. As the funds to pay the trickle dividend are leaving the Company, a corresponding share of earnings will be allocated to the non-controlling shareholders.

Areas of judgement:

The measurement of the Khanyisa SSA share based payment is subject to estimation and judgment, as there are a number of variables affecting the Monte-Carlo option pricing model used in the calculation of the share based payment. The value of the share based payment is determined with reference to the extent the fair value of SSA and any dividends declared by SSA is expected to exceed any outstanding vendor financing at the end of the transaction period.

●	Equity value attributable to participants:

The value attributable to the participants by virtue of their shareholding in SSA was calculated with reference to the expected future cash flows and budgets of the SSA Group. The underlying macroeconomic assumptions utilised for this valuation are based on latest forecast and estimates and include brent crude oil prices, US$/Rand exchange rates and pricing assumptions.

●	Forecasted dividend yield:

The forecasted dividend yield of the SSA Group was calculated based on a benchmarked EBITDA multiple, and the available free cash flow anticipated over the term of the transaction of 10 years.

36	Share-based payments reserve continued

36.1The Sasol Khanyisa share transaction continued

●	Other assumptions:

Impacts of non-transferability and appropriate minority and liquidity discounts have also been taken into account. Discount rates applied incorporate the relevant debt and equity costs of the group, and are aligned to the WACC rates for the entity.

●	A zero-coupon Rand interest rate swap curve was constructed and utilised as an appropriate representation of a risk-free interest rate curve.
●	A Rand prime interest rate curve was estimated utilising the historical Rand Prime Index and the 3 month Johannesburg Interbank Agreed Rate.
36.2	Sasol Long-term Incentive Scheme

The objective of the Sasol Long-term Incentive (LTI) scheme is to provide qualifying employees the opportunity of receiving an incentive linked to the value of Sasol Limited ordinary shares and to align the interest of employees with the interest of shareholders. The LTI scheme allows certain senior employees to earn a long-term incentive amount linked to certain Corporate Performance Targets (CPTs). Allocations of the LTI are linked to the performance of both the group and the individual. The employer companies make a cash contribution to an independent service provider to enable this ownership plan.

On resignation, LTIs which have not yet vested will lapse. On death, retirement and retrenchment, the LTIs vest immediately, calculated to the extent that the CPTs are anticipated to be met, and are settled within 40 days from the date of termination. Accelerated vesting does not apply to top management. In November 2016, the scheme was converted from cash-settled to equity-settled. All the vesting conditions and all other terms and conditions of the scheme remain the same, including the standard vesting period of three years, with the exception of top management, who have a three and five year vesting period for 50% of the awards respectively.

The maximum number of shares issued under the equity-settled LTI scheme may not exceed 32,5 million representing 5% of Sasol Limited’s issued share capital at the time of approval.

		Weighted average
	Number of	fair value
Movements in the number of incentives outstanding	incentives	Rand
Balance at 30 June 2019	6 619 597	422,20
LTIs granted	6 424 377	275,61
LTIs exercised	(1 380 689)	368,28
Effect of CPTs and LTIs forfeited	(754 973)	378,19
Balance at 30 June 2020*	10 908 312	345,74
LTIs granted	5 957 275	146,58
LTIs exercised	(1 940 848)	352,18
Effect of CPTs and LTIs forfeited	(1 452 069)	345,14
Balance at 30 June 2021*	13 472 670	256,68
*	The incentives outstanding as at 30 June 2021 have a weighted average remaining vesting period of 1,9 years. The exercise price of these options is Rnil.

36	Share-based payments reserve continued

36.2Sasol Long-term Incentive Scheme contined

	2021	2020
for year ended 30 June	Rand	Rand
Average weighted market price of LTIs vested	134,25	254,70

Average fair value of incentives granted		2021	2020
Model		Monte-Carlo	Monte-Carlo
Risk-free interest rate — Rand	(%)	3,99 – 5,90	6,07 – 7,04
Risk-free interest rate — US$	(%)	0,17 – 0,28	0,39 – 0,81
Expected volatility	(%)	98,34	45,28
Expected dividend yield	(%)	3,49	4,34
Expected forfeiture rate	(%)	5	5
Vesting period — top management		3/5 years	3/5 years
Vesting period — all other participants		3 years	3 years

The risk-free rate for periods within the contractual term of the rights is based on the Rand and US$ swap curve in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using expected dividend payments of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Accounting policies:

The equity-settled schemes allow certain employees the right to receive ordinary shares in Sasol Limited after a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in equity, on a straight-line basis over the period that the employees become unconditionally entitled to the shares, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These equity-settled share-based payments are not subsequently revalued.

OTHER DISCLOSURES

Other disclosures

37	Contingent liabilities

37.1Litigation

Claimed compensation for lung diseases — Sasol Mining (Pty) Ltd

On 2 April 2015, 22 plaintiffs (at that time 1 current and 21 former employees) instituted action against Sasol Mining (Pty) Ltd at the High Court in Gauteng, South Africa, for allegedly having contracted lung diseases while working at its collieries. The plaintiffs inter alia allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 1996. All of which the plaintiffs allege, increased the risk for workers to contract coal dust related lung diseases. This lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R82,5 million in total plus interest. Two plaintiffs have since passed away and their claims have been formally withdrawn. The total amount of the remaining claims is R67,2 million plus interest.

Sasol Mining is defending the claim. The merits of each single claim are not clear yet since Sasol is awaiting the plaintiffs’ response to Sasol’s request for further particulars. A date for a hearing has not been set yet. Therefore, it is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award.

Therefore, no provision has been created for the litigation matter as at 30 June 2021.

Construction disputes — Fischer Tropsch Wax Expansion Project in Sasolburg (FTWEP)

After the conclusion of construction of FTWEP at the Sasol One site in Sasolburg, a number of contractual claims were instituted by some contractors who were involved in the construction and project management relating to this project. Certain of these claims have already been resolved, either through settlement between the parties or through the contractual dispute resolution process. The Fluor SA (Pty) Ltd matter is still ongoing.

Fluor SA (Pty) Ltd — FTWEP

Fluor claimed a total amount of R486 million plus interest. This claim is based on the nature and quantification of Fluor’s alleged entitlement to a change to the prices and completion dates for delayed access. The claim was referred to adjudication. The adjudicator rejected Fluor’s entire claim. Subsequently, Fluor has referred its claim for Arbitration.

The Parties have agreed on the appointment of the arbitrator as well as the time schedule for the filing of pleadings in the Arbitration matter. Fluor filed its Statement of Claim on 14 December 2016 and Sasol was scheduled to file its Statement of Defence during May 2017.

However, Sasol raised certain objections to the Fluor Statement of Claim as Fluor included certain elements in the claim which were not part of the adjudication of the claim. These objections were adjudicated on 21 June 2017. The Arbitrator ruled that Sasol is not allowed to proceed with the formal objections but that they should be dealt with in Sasol’s Statement of Defence.

37	Contingent liabilities continued

37.1Litigation continued

Sasol filed its Statement of Defence and instead of Fluor filing its replication (and despite Sasol’s previous objections), Fluor amended its Statement of Claim once again. This amendment was filed without notice or leave from the Arbitrator. The amendments made changes to the way in which Fluor now argues the matter. The amendment also changes the capital amount claimed to a lesser amount, being R448 million plus interest. Sasol filed its objection to this late amendment on 22 January 2018. The objection hearing was held on the 12 March 2018. The Arbitrator dismissed the objection by Sasol. Sasol accordingly filed its amended Statement of Claim on 26 April 2018.

On the 12 March 2019, Fluor filed and served a further amendment to its Statement of Claim in terms of which a further reduction in the quantum is being claimed. Fluor now claims an amount of R384 million (alternatively the amount of R 407 million based on an alternative assessment of its claim). The expert report filed shortly after the amended statement of claim indicated a further reduction in the amount claimed by Fluor. Based on the expert report the quantum claimed by Fluor reduced to R305 million alternatively R306 million. The Arbitration commenced in October 2020 however the hearing did not conclude. Hearing of Sasol’s expert evidence took place on the 12th and 13th of April 2021. Fluor advised that the presentations constitute new evidence not previously addressed and or raised during the expert engagements and Fluor is prejudiced by not having been able to prepare for cross examination on the “new evidence”. The Arbitration hearing was accordingly stayed until 28 June 2021 to provide Fluor the opportunity to prepare for Cross Examination of Sasol’s experts. During the second week of the Arbitration hearing, we were advised that Fluor’s counsel would not be able to continue with his cross examination of Sasol’s expert witness. The hearing could therefore not conclude, and the parties are in a process of agreeing on new dates for the Arbitration hearing to recommence. It is anticipated that the hearing will only recommence during November 2021.

Sasol believes that Fluor’s original claim, including the amended claims are not justified. This view is supported by Sasol’s independent experts.

Accordingly, no provision was created at 30 June 2021.

Dispute of dismissal during unprotected strike — Sasol Mining (Pty) Ltd

During 2009, the applicants in this matter were charged for participating in an unprotected sit-in, threatening and forcing others to participate in an unprotected strike and for assaulting or attempting to assault others and sitting in underground during an unprotected strike and subsequently dismissed. The applicants disputed their dismissal.

The Labour Court gave judgment in this matter on 19 September 2019 and ruled against Sasol Mining. It was directing the employer to reinstate the employees based on substantial unfairness and procedural fairness. Retrospective payment of remuneration was ordered in different categories, ranging from one to two years’ back-pay. The legal team and external counsel received a mandate from management to appeal the judgment and papers were filed on 11 October 2019 in this regard.

37	Contingent liabilities continued

37.1Litigation continued

Sasol Mining has successfully applied for leave to appeal the ruling. The appeal was heard on 24 March 2021. The Labour Appeal Court has not yet ruled on the matter but requested the parties to attempt to reach a settlement. Sasol Mining presented a settlement proposal which provided for a lump sum payment in full and final settlement of all claims which was rejected by the Respondents. The Respondents’ counteroffer was subsequently rejected by Sasol Mining insofar as it required reinstatement of certain employees, payment of 24 months’ salary to the Respondents as well as the Respondents’ Inzalo benefits. The Labour Appeal Court was informed that the parties were unable to settle the matter and the Labour Appeal Court’s ruling is now being awaited.

In due of the above circumstances a provision in the amount of R88 million was accounted for at 30 June 2021.

Dispute by Solidarity Trade Union relating to Sasol Khanyisa share scheme

Solidarity referred a dispute relating to the Sasol Khanyisa share scheme to the Commission for Conciliation, Mediation and Arbitration (CCMA) on 17 December 2017, where after conciliation proceedings commenced on 11 January 2018. On 5 February 2018, Sasol received a letter from Solidarity demanding a payment to their members (non-qualifying employees for Phase 2 of Khanyisa) equal to “the market value of the Sasol Khanyisa shares which qualifying employees will be entitled to within seven days after such entitlement (2028) or payment to each member of R500 000 by the end of December 2018.” A second referral to the CCMA was received on 8 March 2018, conciliation was attempted on two occasions, on 9 and 25 May 2018, but was unsuccessful and a certificate to this effect was issued on 14 June 2018. This would entitle Solidarity to conduct a lawful strike provided picketing rules are in place.

On 25 October 2018, Solidarity served Sasol with its referral of the dispute to the CCMA in terms which Solidarity seeks the dispute be conciliated as an unfair discrimination matter. If unsuccessfully conciliated by the CCMA, it will be referred to the Labour Court for adjudication. This process was originally proposed by Sasol, but unheeded by Solidarity. The matter was referred to the CCMA and was subsequently certified as unresolved in February 2019. On 6 May 2019, Sasol received Solidarity’s statement of claim filed with the Labour Court in Johannesburg. Sasol filed its replying documentation to Solidarity’s statement of claim on the last day of July 2019. Subsequently the Judge President of the Labour Court invited Sasol and three other respondents (PPC, ArcelorMittal and Minopex) in three other cases where Solidarity is the Applicant on similar grounds, to meet. The purpose of the meeting was to make attempts to consolidate the disputes and set a stated case (combined version setting out the dispute) to afford the court to save time by hearing similar matters simultaneously. The various legal teams gathered at a meeting during the first week of October 2019 and a draft Statement of Case was prepared. The Labour Court was scheduled to hear the matter on 17 September 2020 in Johannesburg.

A few weeks prior to this hearing, the prepared Statement of Case formulation was amended by Solidarity and the other parties unsuccessfully objected to the amended wording. Sasol and the parties, save for PPC who had the date of 17 September 2020 allocated to them originally, decided to withdraw and apply for separate dates to foster their cases individually. No new date has been received yet, and since Solidarity is the applicant in this matter, it will be responsible for the application of dates.

No provision has been created at 30 June 2021.

37	Contingent liabilities continued

37.1Litigation continued

Legal review of Sasol Gas National Energy Regulator of South Africa (NERSA) maximum price decision and NERSA gas transmission tariff application (March 2013)

Pursuant to the 2013 NERSA decisions approving the Sasol Gas maximum gas prices and transmission tariffs, Sasol Gas implemented a standardised pricing mechanism in its supply agreements with customers in compliance with the applicable regulatory and legal framework. NERSA approved further maximum gas prices and transmission tariffs based on the same pricing and tariff mechanisms in November 2017.

Seven of Sasol Gas’s largest customers initiated a judicial review of the 2013 NERSA decisions relating to its maximum price and tariff methodologies and NERSA’s decision on Sasol Gas’s maximum price and transmission tariff applications. On 15 July 2019, the Constitutional Court overturned the 2013 NERSA maximum price decisions and ordered NERSA to revise its decisions. The new decision by NERSA regarding the maximum gas price to be approved for Sasol will apply retrospectively from 26 March 2014 when the original decisions (now overturned) became effective.

During May 2020, the Industrial Gas Users Association of Southern Africa, an industry association whose members include several large gas customers, launched an application to review and overturn the November 2017 NERSA maximum gas price decision approving maximum gas prices for Sasol Gas for the period from 1 July 2017 to 30 June 2020. This NERSA decision was overturned on 3 May 2021 and accordingly, the new decision by NERSA regarding the maximum gas price will apply to this period as well.

Following the above mentioned outcome of the appeal to the Constitutional Court, NERSA must approve new maximum gas prices for Sasol in terms of the provisions of the Gas Act. After a public consultation process in which Sasol participated, NERSA, during April 2020, adopted a new maximum gas price methodology, which was published by NERSA in June 2020. After the adoption of the new maximum gas price methodology NERSA engaged with licensees and affected stakeholders on the intended application of the methodology. Pursuant to the Sasol Gas price application submitted to NERSA in December 2020, NERSA, on 6 July 2021 published its maximum gas price decision in which it approved maximum gas prices for Sasol Gas for the period from 2014 up to 2021 and determined how the maximum prices are to be determined for 2022 and 2023.

The future implementation of the new NERSA approved maximum gas price could have a material adverse effect on our business, operating results, cash flows and financial condition. Because the new maximum gas prices approved by NERSA for the period of the overturned decision is lower than the actual price charged to a large number of Sasol Gas’ customers, a retrospective liability may arise for Sasol Gas when customers institute claims for compensation based on the differences between the new approved maximum gas prices and actual gas prices historically charged by Sasol Gas.

Sasol Gas raised a provision of R1,4 billion as at 30 June 2021 in respect of these anticipated claims.

37	Contingent liabilities continued

37.1Litigation continued

Securities class action against Sasol Limited and some of its current and former executive directors

A class action lawsuit was filed against Sasol Limited and several of its current and former officers in a Federal District Court in New York (the Court).

The lawsuit alleges that Sasol violated U.S. federal securities laws by allegedly making false or misleading public statements regarding the LCCP between 2015 and 2020, specifically with respect to timing, costs, and control procedures, (refer to the Group’s annual financial statements for the year ended 30 June 2020).

The Court dismissed the claims based on alleged misrepresentations about the effectiveness of internal controls over financial reporting and the management of the LCCP but found that the portions of the case related to the allegations of violations of U.S. securities laws based on alleged misrepresentations about LCCP cost estimates and schedules could move forward.

On 30 October 2020, Sasol filed a Motion for Reconsideration of the Court’s order denying Sasol’s Motion to Dismiss. On 15 December 2020 Sasol filed a supplemental brief in support of its Motion. Plaintiffs filed an opposition on 19 January 2021, and Sasol filed a reply on 1 February 2021. On 7 July 2021 the Court denied Sasol’s motion and ordered the parties to file a revised proposed scheduling order as to the discovery. The Discovery Schedule was submitted on 9 August 2021 to the Court for its approval.

The plaintiff has not specified any amount of damages to date. In the amended complaint, a compensatory claim for damages for the members of the class was left for the trial to be determined. Therefore, no potential loss can be reliably estimated at this stage. Consequently, no provision has been recognised at 30 June 2021. In this context, it is important to also note that Sasol’s Directors and Officers insurance has indicated coverage under the policy for this matter.

Other litigation and tax matters

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business.

A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results.

37.2	Competition matters

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programmes and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

37	Contingent liabilities continued

37.3Environmental orders

Sasol’s environmental obligation accrued at 30 June 2021 was R16 196 million compared to R21 790 million at 30 June 2020.

Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

38	Related party transactions

Parties are considered to be related if one party directly or indirectly has the ability to control or jointly control the other party or exercise significant influence over the other party or is a member of the key management of the reporting entity (Sasol Limited). In particular, this relates to joint ventures and associates. Disclosure in respect of joint ventures and associates is provided in note 22.

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm’s length basis. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required.

Material related party transactions

The following table shows the material transactions that are included in the annual financial statements using the equity method for associates and joint ventures.

	2021	2020	2019
for the year ended 30 June	Rm	Rm	Rm
Sales and services rendered from subsidiaries to related parties
Joint ventures	2 635	672	1 474
Purchases by subsidiaries from related parties
Joint ventures	8	691	718
Associates	100	78	95
	108	769	813

Identity of related parties with whom material transactions have occurred

Except for the group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

38	Related party transactions continued

Key management remuneration

Key management comprises of Executive and Non-executive Directors as well as other members of the Group Executive Committee (GEC)/Prescribed Officers.

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives²	2021	2020[1]	2019[1]
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Executive Directors	24 221	1 078	2 984	37 210	65 493	22 944	46 948
1	Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.
2	Short-term incentives approved based on the Group results for the 2021 financial year and payable in the 2022 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2021 multiplied by the Group STI performance and the Individual Performance Factor.

Gains on Long-term incentives previously awarded to the Executive Directors’ and former Executive Directors’ vested after the performance period ended 30 June 2021, are as follows:

Long
	incentive	Total	Total	Total
	vested[1]	2021	2020	2019
	R’000	R’000	R’000	R’000
Executive Directors	4 824	4 824	2 657	25 025
1	Long-term incentives for the 2021 financial year represent incentives approved on the group results for the performance period ended 30 June 2021, settled in the 2022 financial year.

Remuneration and benefits paid and short-term incentives approved for the Prescribed Officers were as follows:

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives[2]	2021[1]	2020[1]	2019[1]
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Prescribed Officers	35 540	5 086	10 737	41 454	92 817	52 142	67 488
Number of Prescribed Officers					7	6	8
1	Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.
2	Short-term incentives approved based on the Group results for the 2021 financial year and payable in the 2022 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2021 multiplied by the Group STI performance and the Individual Performance Factor.

Gains on Long-term incentives previously awarded to the Prescribed Officers vested after the performance period ended 30 June 2021, are as follows:

Long-term
incentive
	rights	Total	Total	Total
	vested[1]	2021	2020	2019
	R’000	R’000	R’000	R’000
Prescribed Officers	6 735	6 735	4 201	68 559

1 Long-term incentives for the 2021 financial year represent incentives approved on the group results for the performance period ended 30 June 2021, settled in the 2022 financial year.

Gains on Long-term incentives previously awarded to the former Joint CEOs and Presidents and vested after the performance period ended 30 June 2021, are as follows:

38	Related party transactions continued

Long-term
incentive
	rights	Total	Total
	vested[1]	2021	2020
	R’000	R’000	R’000
Former Joint CEOs and Presidents	6 182	6 182	3 765
1	Long-term incentives for the 2021 financial year represent incentives approved on the group results for the performance period ended 30 June 2021, settled in the 2022 financial year.

The total IFRS2 charge for LTI’s awarded to the Executive Directors and the Prescribed Officers in 2021 amounted to R26 million and R36 million.

Non-executive Directors’ emoluments for the year was as follows:

				Ad Hoc
				Special
	Board	Lead		Board —
	meeting	Director	Committee	Committee	Total	Total	Total
	fees	fees	fees	Meeting	2021	2020	2019
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Non-executive Directors	24 996	707	6 878	959	33 540	39 743	32 455

39	Subsequent events

Clean Fuels II specifications were promulgated in South Africa in 2006, and amended in 2012 and 2017. The draft Clean Fuels II regulations, published on 30 March 2021 for comment, allowed for an implementation period of five years which was consistent with our engagements with the Department of Mineral Resources and Energy (DMRE) on the time to implement a Clean Fuels II solution. On 31 August 2021, the Clean Fuels II Regulations were published, stipulating implementation of the specifications by 1 September 2023. In terms of the new Regulations, fuels that do not comply with the Clean Fuels II prescribed specification may not be sold or produced for domestic consumption. Sasol, together with industry bodies, have been engaging with the DMRE as we firmly believe that the country would require five years to be fully compliant with the Clean Fuels II specifications. Our implementation of the Clean Fuels II solution at Secunda is progressing and well on track to deliver on-specification product in calendar year 2025. Accordingly, the promulgated implementation date of 1 September 2023 may have a material adverse effect on our operations.

During 2009, certain employees in Sasol Mining were charged with participation in an unprotected sit-in, threatening and forcing others to participate in an unprotected strike and for assaulting or attempting to assault others during an unprotected strike. They were subsequently dismissed. These employees are disputing their dismissal. On 19 September 2019, the Labour Court passed a judgement directing inter alia Sasol Mining to re-instate the employees and pay certain past benefits. Sasol Mining filed an application for leave to appeal the judgement. The appeal was heard on 24 March 2021. In view of the above circumstances a provision in the amount of R88 million was accounted for at 30 June 2021. On 9 September 2021, the Labour Appeal Court ruled on the matter upholding the appeal and setting aside the court a quo’s ruling and replacing it with an order confirming that the dismissal of the respondent employees were substantively and procedurally fair.

During July 2021, social unrest and widespread protest action flared in certain parts of South Africa impacting the movement of product from refineries, warehouses and the national ports. The impact of this unrest in South Africa resulted in a delay in shipments impacting the timing of sales over July and August 2021.

In addition, Transnet, who is a key service provider that manage the South African rail, port and pipeline infrastructure was the target of a ransomware cyber-attack that compromised all their systems. As a result, the supply chain activities contracted to Transnet were impacted for the duration of their systems being offline. The cyber-attack on Transnet primarily affected operations at several container terminals and interrupted cargo movement. These issues have subsequently been resolved.

40	Financial risk management and financial instruments

Financial instruments overview

The following table summarises the group’s classification of financial instruments.

		Carrying value
				Designated
		At fair value	Designated	at fair value
		through	hedging	through other
		profit and	instrument	comprehensive	Amortised
		loss	at fair value	income	cost	Fair value
	Note	Rm		Rm	Rm	Rm
2021
Financial assets
Investments in listed securities		—	—	466	—	466
Investments in unlisted securities		—	—	8	—	8
Other long-term investments		—	—	—	1 422	1 422
Long-term receivables	21	—	—	—	3 879	3 879
Long- and short-term financial assets		2 323	—	—	—	2 323
Trade and other receivables**	26	—	—	—	27 218	27 218	*
Cash and cash equivalents	29	—	—	—	31 231	31 231	*
Financial liabilities
Listed long-term debt (Bonds issued)+	17	—	—	—	68 405	72 226
Unlisted long-term debt+	17	—	—	—	34 238	34 274
Lease liabilities	18	—	—	—	15 677	—
Short-term debt and bank overdraft		—	—	—	303	303	*
Long- and short-term financial liabilities		3 070	2 103	—	—	5 173
Trade and other payables	27	—	—	—	22 637	22 637	*

		Carrying value
				Designated
		At fair value	Designated	at fair value
		through	hedging	through other
		profit and	instrument	Comprehensive	Amortised
		loss	at fair value	income	cost	Fair value
	Note	Rm		Rm	Rm	Rm
2020
Financial assets
Investments in listed securities		—	—	498	—	498
Investments in unlisted securities		—	—	13	—	13
Other long-term investments		—	—	—	1 415	1 415
Long-term receivables	21	—	—	—	5 799	5 799
Long- and short-term financial assets		645	—	—	—	645
Trade and other receivables**	26	—	—	—	22 066	22 066	*
Cash and cash equivalents	29	—	—	—	34 739	34 739	*
Financial liabilities
Listed long-term debt (Bonds issued)+	17	—	—	—	56 760	50 701
Unlisted long-term debt+	17	—	—	—	110 437	109 724
Lease liabilities	18	—	—	—	17 719	—
Short-term debt and bank overdraft		—	—	—	22 533	22 533	*
Long- and short-term financial liabilities		5 748	4 143	—	—	9 891
Trade and other payables	27	—	—	—	21 164	21 164	*

*	The fair value of these instruments approximates carrying value, due to their short-term nature.
**	Trade and other receivables includes employee-related and insurance-related receivables.
+	Includes unamortised loan costs.

40Financial risk management and financial instruments continued

The group is exposed in varying degrees to a number of financial instrument related risks. The Group Executive Committee (GEC) has the overall responsibility for the establishment and oversight of the group’s risk management framework. The GEC established the Risk and Safety, Health and Environment Committee, which is responsible for providing the board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and assess these risks. Based on the risk management process Sasol refined its hedging policy and the Sasol Limited Board appointed, the Audit Committee that meets regularly to review and, if appropriate, approve the implementation of hedging strategies for the effective management of financial market related risks.

The group has a central treasury function that manages the financial risks relating to the group’s operations.

Capital allocation

The group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The group monitors capital utilising a number of measures, including the gearing ratio. The group’s targeted gearing (net debt to shareholders’ equity) ratio has been lifted to a range of 55% to 65% for 2021 and thereafter will be managed down to the long-term target of between 20% and 40%. Gearing takes into account the group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The group’s gearing level for 2021 is 61,5% (2020 – 117%; 2019 – 56,3%).

Financing risk

Financing risk refers to the risk that financing of the group’s net debt requirements and refinancing of existing borrowings could become more difficult or more costly in the future. The group's ability to obtain financing on favourable terms may be significantly impacted by increased regulation from governmental and regulatory authorities and the lending policies adopted by financial institutions and the actions of non-governmental organisations as a result of the environmental impacts of the group's activities. This risk can be decreased by managing the group within the targeted gearing ratio, maintaining an appropriate spread of maturity dates, and managing short-term borrowings within acceptable levels.

The group’s target for long-term borrowings include an average time to maturity of at least two years, and an even spread of maturities.

40Financial risk management and financial instruments continued

Credit rating

Moody’s Investors Service (Moody’s) on 5 March 2020 revised Sasol’s credit rating from Baa3, negative to Ba1 stable and on 31 March 2020 further revised it to Ba2 and placed the company under review for a downgrade on the back of oil price volatility and the impact of the COVID-19 pandemic on the global economy. On 15 October 2020 Moody's concluded the review by confirming Sasol's Ba2 credit rating with the outlook changing from ratings under review for downgrade to negative. Sasol's A1.za national issuer scale rating was also confirmed.

Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (sub-categorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position.

Credit risk

Credit risk is the risk of financial loss due to counterparties not meeting their contractual obligations. Credit risk is deemed to be low when, based on the forward available information, it is highly probable that the customer will service its debt in accordance with the agreement throughout the period.

How we manage the risk

The risk is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains security in the form of guarantees to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations. The group maximum exposure is the outstanding carrying amount of the financial asset.

40 Financial risk management and financial instruments continued

For all financial assets measured at amortised cost, the group calculates the expected credit loss based on contractual payment terms of the asset. The contractual payment terms for receivables vary from 30 days to 120 days. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Financial assets at amortised cost are carefully monitored and reviewed on a regular basis for expected credit loss and impairment based on our credit risk policy.

40.1Financial risk management

Expected credit loss is calculated as a function of probability of default, loss given default and exposure at default. The group allocates probability of default based on external and internal information. The major portion of the financial assets at amortised cost consists of externally rated customers and the group uses the average of Moody’s, Fitch and S&P Corporate and Sovereign probability of defaults, depending on whether the customer or holder of the financial asset is corporate or government related. No changes were made to the majority of formal credit ratings as these credit ratings were obtained close to year-end and therefore already incorporate the current negative economic environment, as well as an entity’s specific circumstances, financial strength and outlook. For customers or debtors that are not rated by a formal the rating agency, the group allocates internal credit ratings and default rates taking into account forward looking information, based on the debtors profile and financial status. Loss given default (LGD) is based on the Basel model. Until 2019, the group used a 45% LGD for unsecured financial assets and 35% for secured financial assets. Basel II, however, requires that LGD parameters reflect economic downturn conditions, meaning that entities’ credit exposures need to reflect the losses entities would expect to incur if all defaults occur during the downturn part of an economic cycle. Based on the continued economic downturn the group, therefore, applied the Board of Governors of the Federal Reserve System’s formula for deriving downturn LGD to be used for 2021 and 2020, namely 50% for unsecured financial assets and 40% for secured financial assets. Credit enhancement is only taken into account if it is integral to the asset. Trade receivables expected credit loss is calculated over lifetime. Other financial assets expected credit loss is measured over 12 months when the credit risk is low and over lifetime where the credit risk has increased significantly. The group considers credit risk to have increased significantly when the customer's credit rating has been downgraded to a lower grade (e.g. A grade to B grade). The group considers customers to be in default when the receivable is more than 30 days overdue or the customer has failed to honour a repayment arrangement.

No single customer represents more than 10% of the group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2021, 2020 and 2019. Approximately 42% (2020 — 44%; 2019 — 50%) of the group’s total turnover is generated from sales within South Africa, while about 24% (2020 — 23%; 2019 — 22%) relates to European sales and 18% (2020 — 17%; 2019 — 14%) relates to sales within the US. The concentration of credit risk within geographic regions is largely aligned with the geographic regions in which the turnover was earned.

40 Financial risk management and financial instruments continued

40.1Financial risk management continued

Detail of allowances for credit losses:

					12-month
	Lifetime ECL				ECL
					No
	Significant				significant
	increase in	Simplified			increase in
	credit risk	approach			credit risk	Total
	since initial	for trade	Credit-	Total lifetime	since initial	expected
	recognition	receivables	impaired	ECL	recognition	credit loss
	Rm	Rm	Rm	Rm	Rm	Rm
2021
Long-term receivables	50	—	41	91	—	91
Trade receivables	—	9	192	201	—	201
Other receivables	7	—	275	282	32	314
	57	9	508	574	32	606

40.1Financial risk management and financial instruments continued

40.1Financial risk management continued

					12-month
	Lifetime ECL				ECL
					No
	Significant				significant
	increase in	Simplified			increase in
	credit risk	approach			credit risk	Total
	since initial	for trade	Credit-	Total lifetime	since initial	expected
	recognition	receivables	impaired	ECL	recognition	credit loss
	Rm	Rm	Rm	Rm	Rm	Rm
2020
Long-term receivables	349	—	47	396	46	442
Trade receivables	—	64	299	363	—	363
Other receivables	12	—	330	342	1	343
	361	64	676	1 101	47	1 148

The expected credit losses relating to cash and cash equivalents as well as restricted cash included in other long-term investments are immaterial. The decrease in expected credit losses mainly resulted from financial assets classified as held for sale (R317 million) and translation differences (R148 million).

Overview of the credit risk profile of financial assets measured at amortised cost is as follows:

	2021			2020
			CCC+ and –			CCC+ and –
	AAA to A-	BBB to B-	below	AAA to A-	BBB to B-	below
	%	%	%	%	%	%
Long-term receivables	58	39	3	40	20	40
Trade receivables	72	25	3	69	26	5
Other receivables	68	27	5	72	10	18
Cash and cash equivalents*	21	79	—	19	78	3

* Including restricted cash included in other long-term investments.

Liquidity risk

Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due.

The COVID-19 pandemic together with the oil price volatility during the first half of the year continued to impact the group’s operations and results. The lower oil price environment also impacted negatively on chemical prices across most of the group’s sales regions and products. The group experienced a notable gross margin recovery in the second half of the financial year, supported by the combined impact of higher Brent crude oil and chemicals prices, offset by a stronger rand/US dollar exchange and further underpinned by a strong cost, working capital and capital expenditure performance, despite the continued impacts of the COVID-19 pandemic and adverse weather events in North America and South Africa.

How we manage the risk

The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive liquidity position, conserving the group’s cash resources through continued focus on working capital improvement, cost savings and capital reprioritisation especially in the light of the current economic environment.

40	Financial risk management and financial instruments continued

40.1Financial risk management continued

The group meets its financing requirements through a mixture of cash generated from its operations and, short and long-term borrowings and strives to maintain adequate banking facilities and reserve borrowing capacities.

Increased cash generation, through delivery of Sasol's self-help measures and asset disposals contributed to balance sheet de-leveraging and meeting of re-instated debt covenant levels at 30 June 2021. To manage cash generated from operations management enhanced its hedging programmes aimed to protect margins at several of its operations and exceeded its targets in respect of its US$2 billion cash conservation programme.

From a financing perspective, the group currently has sufficient undrawn borrowing facilities. Refer to note 17. The next material maturity is the $1 billion bond due in November 2022.

Our exposure to and assessment of the risk

The maturity profile of the undiscounted contractual cash flows of financial instruments at 30 June were as follows:

		Contractual	Within one	One to	Three to	More than
		cash flows*	year	three years	five years	five years
	Note	Rm	Rm	Rm	Rm	Rm
2021
Financial assets
Non-derivative instruments
Long-term receivables	21	3 970	—	1 098	908	1 964
Trade and other receivables	26	27 218	27 218	—	—	—
Cash and cash equivalents (excluding restricted cash)	29	27 559	27 559	—	—	—
Investments through other comprehensive income		474	474	—	—	—
Other long-term investments		1 422	—	—	—	1 422
		60 643	55 251	1 098	908	3 386
Derivative instruments
Foreign exchange contracts		8 169	8 169	—	—	—
Crude oil put options		46	46	—	—	—
Foreign exchange zero cost collars		1 150	1 150	—	—	—
Ethane swap options		156	156	—	—	—
Other commodity derivatives		9	9	—	—	—
Other currency derivatives		1 727	107	231	241	1 148
		71 900	64 888	1 329	1 149	4 534
Financial liabilities
Non-derivative instruments
Long-term debt	17	(119 921)	(8 997)	(66 190)	(6 698)	(38 036)
Lease liabilities	18	(31 679)	(2 997)	(5 067)	(4 226)	(19 389)
Short-term debt	17	(60)	(60)	—	—	—
Trade and other payables	27	(22 637)	(22 637)	—	—	—
Bank overdraft	29	(243)	(243)	—	—	—
Financial guarantees**		(313)	(313)	—	—	—
		(174 853)	(35 247)	(71 257)	(10 924)	(57 425)
Derivative instruments
Foreign exchange contracts		(8 134)	(8 134)	—	—	—
Interest rate swap options		(2 234)	(668)	(960)	(513)	(93)
Crude oil put options		(46)	(46)	—	—	—
Crude oil zero cost collar		(1 126)	(1 126)	—	—	—
Crude oil swap options		(1 175)	(1 175)	—	—	—
Crude oil futures		(20)	(20)	—	—	—
Other currency derivatives		(5 422)	—	—	—	(5 422)
Other commodity derivatives		(49)	(49)	—	—	—
		(193 059)	(46 465)	(72 217)	(11 437)	(62 940)

*	Contractual cash flows include interest payments.
**	Issued financial guarantees contracts are all repayable on default, however the likelihood of default is considered remote.

The shortfall beyond one year will be funded through cash generated from operations, proceeds from the accelerated asset divestment programme, utilisation of available facilities and the refinancing of existing debt.

40Financial risk management and financial instruments continued

40.1	Financial risk management continued

		Contractual	Within one	One to	Three to	More than
		cash flows*	year	three years	five years	five years
	Note	Rm	Rm	Rm	Rm	Rm
2020
Financial assets
Non-derivative instruments
Long-term receivables	21	5 799	—	2 191	1 064	2 544
Trade and other receivables	26	22 090	22 090	—	—	—
Cash and cash equivalents (excluding restricted cash)	29	32 932	32 932	—	—	—
Investments through other comprehensive income		511	511	—	—	—
Other long-term investments		1 415	1 415	—	—	—
		62 747	56 948	2 191	1 064	2 544
Derivative instruments
Foreign exchange contracts		9 185	9 185	—	—	—
Crude oil put options		113	113	—	—	—
Ethane swap options		104	104	—	—	—
Other commodity derivatives		11	11	—	—	—
		72 160	66 361	2 191	1 064	2 544
Financial liabilities
Non-derivative instruments
Long-term debt***	17	(188 940)	(24 213)	(38 748)	(109 111)	(16 868)
Lease liabilities	18	(38 187)	(3 051)	(5 120)	(4 199)	(25 817)
Short-term debt	17	(21 888)	(21 888)	—	—	—
Trade and other payables	27	(21 164)	(21 164)	—	—	—
Bank overdraft	29	(645)	(645)	—	—	—
Financial guarantees**		(913)	(913)	—	—	—
		(271 737)	(71 874)	(43 868)	(113 310)	(42 685)
Derivative instruments
Foreign exchange contracts		(8 770)	(8 770)	—	—	—
Interest rate swap options		(4 143)	(780)	(1 466)	(1 165)	(732)
Foreign exchange zero cost collars		(2 861)	(2 861)	—	—	—
Crude oil zero cost collar		(174)	(174)	—	—	—
Ethane swap options		(230)	(230)	—	—	—
Crude oil futures		(66)	(66)	—	—	—
Other currency derivatives		(10 990)	(45)	(74)	(63)	(10 808)
Other commodity derivatives		(103)	(103)	—	—	—
		(299 074)	(84 903)	(45 408)	(114 538)	(54 225)
*	Contractual cash flows include interest payments.
**	Issued financial guarantees contracts are all repayable on default, however the likelihood of default is considered remote.
***	Of the amounts due in one to five years, R126 billion relates to the repayment of the bonds, the revolving credit facility and the term loan.

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Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the group is exposed to:

Foreign currency risk

Foreign currency risk is a risk that earnings and cash flows will be affected due to changes in exchange rates.

How we manage the risk

The Audit Committee sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess future currency exposure, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better predict cash flows and thus manage our liquidity and key financial metrics more effectively. Foreign currency risks are managed through the group’s hedging policy and financing policies and the selective use of various derivatives.

Our exposure to and assessment of the risk

The group’s transactions are predominantly entered into in the respective functional currency of the individual operations. The construction of the LCCP has largely been financed through funds obtained in US dollar, with a small portion of funds obtained from Rand sources. A large portion of our turnover and capital investments are significantly impacted by the rand/US$ and rand/EUR exchange rates. Some of our fuel products are governed by the BFP, of which a significant variable is the rand/US$ exchange rate. Our export chemical products are mostly commodity products whose prices are largely based on global commodity and benchmark prices quoted in US dollars and consequently are exposed to exchange rate fluctuations that have an impact on cash flows. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The most significant exposure for the group exists in relation to the US dollar and the Euro. The translation of foreign operations to the presentation currency of the group is not taken into account when considering foreign currency risk.

Zero-cost collars

In line with the risk mitigation strategy, the group hedges a significant portion of its estimated foreign currency exposure in respect of forecast sales and purchases over the following 12 months. The group uses zero-cost collars to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Foreign exchange contracts

Foreign exchange contracts (FECs) are utilised throughout the group to hedge the risk of currency depreciation on committed and highly probable forecast transactions. Transactions hedged with FECs include capital and goods purchases (imports) and sales (exports).

Refer to the summary of our derivatives below.

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The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2021	2020	2021	2020
	Rand	Rand	Rand	Rand
Rand/Euro	18,38	17,34	16,93	19,46
Rand/US dollar	15,40	15,69	14,28	17,33

The table below shows the significant currency exposure where entities within the group have monetary assets or liabilities that are not in their functional currency, have exposure to the US dollar or the Euro. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2021		2020
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Long-term receivables	—	323	—	427
Trade and other receivables	831	2 265	394	3 218
Cash and cash equivalents	1 895	1 121	1 476	964
Net exposure on assets	2 726	3 709	1 870	4 609
Long-term debt (including lease liabilities)	—	—	(119)	(718)
Trade and other payables	(296)	(1 523)	(268)	(1 674)
Net exposure on liabilities	(296)	(1 523)	(387)	(2 392)
Exposure on external balances	2 430	2 186	1 483	2 217
Net exposure on balances between group companies*	(2 559)	(8 064)	(2 046)	(31 894)
Total net exposure	(129)	(5 878)	(563)	(29 677)
*	The US$ decrease results from the repayment of the loan provided by Sasol Investment Company to Sasol Financing International for the partial funding of the LCCP.

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the individual entities at the end of the reporting period. This analysis is prepared based on the statement of financial position balances that exist at year-end, for which there is currency risk, before consideration of currency derivatives, which exist at that point in time. The effect on equity is calculated as the effect on profit and loss. The effect of translation of results into presentation currency of the group is excluded from the information provided.

A 10% weakening in the group’s significant exposure to the foreign currency at 30 June would have increased either the equity or the profit by the amounts below, before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2020.

	2021		2020
	Euro	US Dollar	Euro	US Dollar
	Rm	Rm	Rm	Rm
Equity	(13)	(511)	(56)	(2 968)
Income statement	(13)	(511)	(56)	(2 968)

A 10% movement in the opposite direction in the group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

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Notes to the financial statements

Interest rate risk

Interest rate risk is the risk that the value of short-term investments and financial activities will change as a result of fluctuations in the interest rates.

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The group has significant exposure to interest rate risk due to the volatility in South African, European and US interest rates.

How we manage the risk

Our debt is comprised of different instrument notes, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and manage this ratio, by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate. We may also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio.

In respect of financial assets, the group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

Our exposure to and assessment of the risk

At the reporting date, the interest rate profile of the group’s interest-bearing financial instruments, including the effect of the interest rate swap was:

Carrying value
	2021	2020
	Rm	Rm
Variable rate instruments
Financial assets	30 062	36 140
Financial liabilities	(7 898)	(97 531)
	22 164	(61 391)
Fixed rate instruments
Financial assets	1 788	525
Financial liabilities	(110 803)	(109 919)
	(109 015)	(109 394)
Interest profile (variable: fixed rate as a percentage of total financial assets)	94:6	99:1
Interest profile (variable: fixed rate as a percentage of total financial liabilities)	7:93	47:53

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, derivative financial instruments, trade receivables and trade payables. A change of 1% in the prevailing interest rate in a particular currency at the reporting date would have increased/(decreased) earnings by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2020. The sensitivity has been calculated including consideration of the effect of existing interest rate swap derivative instruments. Interest is recognised in the income statement using the effective interest rate method. The US interest rate swap is designated as a hedge instrument, the cash flow hedge reserve will be reclassified to profit and loss on a similar basis.

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	Income statement — 1% increase
			United States
	South Africa	Europe*	of America*	Other
	Rm	Rm	Rm	Rm
30 June 2021	166	19	25	12
30 June 2020	110	15	(761)	21
*

A decrease of 1% in interest rates for the United States of America and Europe will not have an effect on the income statement as it is not considered reasonably possible that the repo interest rates will decrease below 0%.

A 1% decrease in interest rates would have an equal and opposite effect to the amounts disclosed above.

The group has exposure to the variable US dollar London Interbank Overnight Rate (LIBOR) through the USD term loan and revolving credit facility. The group has entered into the US interest rate swap to convert a portion of the group’s exposure to the variable LIBOR to a fixed rate. It was designated as the hedging instrument in a cash flow hedge.

Hedge effectiveness was determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments, to ensure that an economic relationship exists between the hedged item and hedging instrument. A regression analysis method is employed for assessing the effectiveness of each designated hedging relationship.

Possible sources of hedge ineffectiveness include:

●	Differences in critical terms between the interest rate swaps and interest payments, including future payment date mismatches;
●	A significant change in the credit risk of either party to the hedging relationship during the period of the hedge; and
●	The effects of the forthcoming IBOR reform, because changes might take effect at a different time and have a different impact on the hedged item (the floating-rate debt) and the hedging instrument (the interest rate swap used to hedge the debt).

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The interest rate swap in Mozambique relates to the group's interest in CTRG. This interest rate swap is not classified as a cash flow hedge and was classified as held for sale in the current year along with the other assets and liabilities associated with the entity. Refer to note 12.

			North America
			2021	2020
Carrying value included in short and long-term financial liabilities	Rm		2 103	4 058
Fair value (gain)/loss recognised in other comprehensive income	Rm		(1 072)	2 192
Fair value loss recognised in other operating expenses	Rm		89	4
Balance of hedge reserve – continuing hedge relationships	Rm		(801)	(1 771)
Balance of hedge reserve – discontinued hedge relationships*	Rm		(106)	—
Nominal amount	Rm		1 751	1 854
Expiry			December 2026	December 2026
Average fixed rate		%	2,82	2,82
Hedge ratio			1:1	1:1
Change in continuing hedging instrument fair value used as the basis for recognising hedge ineffectiveness - (gain)/loss	US$m		(32)	148
Change in hedged item fair value used as the basis for recognising hedge ineffectiveness - (gain)/loss	US$m		(38)	151

*

The group traded a total of seven interest rate swaps on 25 July 2019 with various counterparty banks. During the year a novation of one of the interest rate swaps was concluded. All the terms and conditions of the novated interest rate swap remained the same as the original interest rate swap. Following the novation, the original hedge relationship was discontinued and the novated interest rate swap was designated as a hedging instrument in a new hedging relationship. The balance of the hedge reserve relating to the discontinued interest rate swap will be released to profit or loss over the original remaining term of the contract.

Notes to the financial statements

Commodity price risk

Commodity price risk is the risk of fluctuations in our earnings as a result of fluctuation in the price of commodities.

How we manage the risk

Crude oil and coal price

The group makes use of derivative instruments, including options and commodity swaps as a means of mitigating price movements and timing risks on crude oil purchases and sales and ethane purchases. The group entered into hedging contracts which provide downside protection against decreases in commodity prices. Refer to the summery of our derivatives below.

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Our exposure to and assessment of the risk

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Market prices for crude oil fluctuate because they are subject to international supply and demand and political factors. Our exposure to the crude oil price centres primarily around the selling price of the fuel marketed by our Energy business which is governed by the Basic Fuel Price (BFP) formula, the crude oil related raw materials used in our Natref refinery and certain of our offshore operations including where chemical prices are linked to the crude oil price. Key factors in the BFP are the Mediterranean and Singapore or Mediterranean and Arab Gulf product prices for petrol and diesel, respectively.

Dated Brent Crude prices applied during the year:

	Dated Brent Crude
	2021	2020
	US$	US$
High	76,44	69,96
Average	54,20	51,22
Low	36,21	13,24

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40.1Financial risk management continued

Summary of our derivatives

In the normal course of business, the group enters into various derivative transactions to mitigate our exposure to foreign exchange rates, interest rates, and commodity prices Derivative instruments used by the group in hedging activities include swaps, options, forwards and other similar types of instruments.

	Financial	Financial	Financial	Financial
	asset	liability	asset	liability	Income statement gain/(loss)
	2021	2021	2020	2020	2021	2020	2019
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Derivative financial instruments
Interest rate swap options	—	(2 103)	—	(4 143)	(37)	(101)	(1 475)
Crude oil put options	46	(46)	113	—	(1 545)	(153)	(498)
Crude oil zero cost collars	—	(1 126)	—	(174)	(1 871)	(157)	—
Crude oil swap options	—	(1 175)	—	—	(1 267)	(160)	—
Crude oil futures	—	(20)	—	(66)	(774)	538	265
Ethane swap options	156	—	104	(230)	680	(732)	(462)
Coal swap options	—	—	—	—	—	—	91
Other commodity derivatives	9	(49)	11	(103)	—	—	—
Foreign exchange contracts	75	(40)	417	(1)	1 011	(372)	(794)
Foreign exchange zero cost collars	1 150	—	—	(2 861)	4 027	(4 298)	323
Other foreign exchange derivatives*	887	(514)	—	(2 183)	2 058	(1 562)	85
	2 323	(5 073)	645	(9 761)	2 282	(6 997)	(2 465)
Non-derivative financial instruments
Financial guarantees	—	(100)	—	(130)
	2 323	(5 173)	645	(9 891)
*	Mainly relates to a US dollar derivative that is embedded in long-term oxygen supply contracts to our Secunda Operations.

		Contract/Notional amount*					Average price**
		Open	Settled	Open	Settled		Floor	Cap	Floor	Cap
		2021	2021	2020	2020		2021	2021	2020	2020
		Million	Million	Million	Million
Derivatives financial instruments
Crude oil put options purchased***	barrels	10,0	(32,5)	5,5	1,0	US$/bbl	40,5	—	34,5	—
Crude oil put options sold****	barrels	(10,0)	—	—	—	US$/bbl	43,2	—	—	—
Crude oil zero cost collars	barrels	24,0	5,1	3,1	—	US$/bbl	60,1	72,0	31,8	39,9
Crude oil swap options	barrels	18,0	—	—	5,0	US$/bbl	67,2	—	—	—
Crude oil futures	US$	108	—	36	—		—	—	—	—
Ethane swap options	barrels	4,0	26,2	21,5	17,4	US$ c/gal	23,2	—	19,8	—
Foreign exchange contracts	US$	262	—	481	—			—	—	—
Foreign exchange zero cost collars	US$	2 800	5 370	5 370	4 725	R/US$	14,54	17,52	14,80	17,77

*       The notional amount is the sum of the absolute value of all contracts for both derivative assets and liabilities.

**     For open positions,

***   Total premium paid for contracts entered into in the year US$93,8 million (2020: US$17,4).

**** Oil put hedges of 23,5 million barrels for financial year 2022 have been restructured and replaced by a zero cost collar hedging structure. Put options for 13,5 million barrels have been terminated while put options for 10,0 million barrels have been sold.

40Financial risk management and financial instruments continued

40.2Fair value

Various valuation techniques and assumptions are utilised for the purpose of calculating fair value.

The group does not hold any financial instruments traded in an active market, except for the investment in listed equity instruments. Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The following table is provided representing the assets and liabilities measured at fair value at reporting date, or for which fair value is disclosed at reporting date.

The calculation of fair value requires various inputs into the valuation methodologies used.

The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below.

There have been no transfers between levels in the current year. Transfers between levels are considered to have occurred at the date of the event or change in circumstances.

Level 1Quoted prices in active markets for identical assets or liabilities.

Level 2Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

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40.2Fair value

Level 3Inputs for the asset or liability that are unobservable.

	Fair value	Fair value			Fair value
	30 June	30 June			hierarchy
Financial instrument	2021	2020	Valuation method	Significant inputs	of inputs
Financial assets
Non-derivative instruments
Investments in listed securities	466	498	Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Investments in unlisted securities	8	13	Discounted cash flow

Forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices etc. Appropriate WACC for the region.

					Level 3
Other long-term investments	—	25	Discounted cash flow	Market related interest rates.	Level 3
Other long-term investments	1 422	1 390	[2]	[2]	Level 1[2]
Long-term receivables	3 879	5 799	Discounted cash flow	Market related interest rates.	Level 3
Derivative instruments
Commodity and currency derivative assets	1 436	645	Forward rate interpolator model, appropriate currency specific discount curve, discounted expected cash flows, numerical approximation	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices, coal prices, crude oil prices	Level 2
Embedded derivative[3,4]	887	—	Forward rate interpolator model, , discounted expected cash flows, numerical approximation, as appropriate	US PPI index, US labour index, US Dollar and ZAR treasury curves, Rand zero swap discount rate	Level 3
Trade and other receivables	27 218	22 066	Discounted cash flow	Market related interest rates.	Level 3[1]
Cash and cash equivalents	31 231	34 739	[2]	[2]	Level 1[2]
Financial liabilities
Non-derivative instruments
Listed long-term debt	72 226	50 701	Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Unlisted long-term debt	34 274	109 724	Discounted cash flow	Market related interest rates	Level 3
Short-term debt and bank overdraft	303	22 533	Discounted cash flow	Market related interest rates	Level 3[1]
Trade and other payables	22 637	21 164	Discounted cash flow	Market related interest rates	Level 3[1]
Derivative instruments
Commodity and currency derivative liabilities	2 456	3 435	Forward rate interpolator model, discounted expected cash flows, numerical approximation	Forward exchange contracted rates, coal prices, market foreign exchange rates	Level 2
Interest rate swap	2 103	4 143	Discounted net cash flows, using a swap curve to infer the future floating cash flows	US$ Overnight Indexed Swap (OIS) curve, recovery probabilities	Level 2
Embedded derivative[3]	514	2 168	Forward rate interpolator model, discounted expected cash flows, numerical approximation, as appropriate	US PPI, US labour index, US Dollar and ZAR treasury curves, Rand zero swap discount rate	Level 3

1The fair value of these instruments approximates their carrying value, due to their short-term nature.

2The carrying value of cash is considered to reflect its fair value.

3The group entered into two long-term gas supply agreements to our Secunda Operations commencing in 2018 and 2021 respectively. In terms of these agreements, Sasol pays a fixed fee over the duration of the agreement for the supply of oxygen and other gasses. A portion of the fixed fee is payable in US dollar and escalates based on US labour and inflation indices. This resulted in two embedded derivatives being separately recognised as a financial asset (R256 million) and financial liability (R514 million; 2020 - R2 183 million) measured at fair value through profit or loss. The decrease in the derivative liability compared to 2020 is as a result of the strengthening of the rand.

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40.2Fair value continued

4Relating to the long-term gas supply agreement entered into in 2021, a portion of this fixed fee is determined with reference to the ZAR/EUR exchange rate on the effective date of the agreement. Thereafter this fixed fee does not escalate and it will be payable in rand over the term of the contract. Sasol's exposure to foreign currency fluctuations from the date of signing the sales agreement up to the effective date of the sale when the EUR fixed fee was fixed is separately recognised as an embedded derivative at fair value through profit or loss. The carrying value of the derivative at 30 June 2021 was R631 million.

There were no transfers between levels for recurring fair value measurements during the year. There was no change in valuation techniques compared to the previous financial year.

Sensitivity analysis

The fair value of significant derivatives held for trading is impacted by a number of market observable variables at valuation date. The sensitivities provided below reflect the impact on fair value as a result of movements in the significant input variables utilised for valuation purposes:

										US$
										Libor
		Volatility		Ethane price		Crude oil price		Rand/US$*		curve**
				+USD 2	-USD 2	+USD 2/	-USD 2/
30 June 2021		+2%	-2%	c/gal	c/gal	bbl	bbl	+R 1/US$	-R 1/US$*	-0,5%
Crude oil swap options	Rm	—	—	—	—	(385)	385	—	—	—
Ethane swap options	Rm	—	—	14	(14)	—	—	—	—	—
Foreign exchange zero cost collars	Rm	86	(86)	—	—	—	—	(1 702)	1 702	—
Crude oil zero-cost collar	Rm	(29)	29	—	—	(382)	382	—	—	—
Interest rate swap	Rm	—	—	—	—	—	—	—	—	559

										US$
										Libor
		Volatility		Ethane price		Crude oil price		Rand/US$*		curve**
				+USD 2	-USD 2	+USD 2/	-USD 2/
30 June 2020		+2%	-2%	c/gal	c/gal	bbl	bbl	+R1/US$	-R 1/US$	-0,5%
Crude oil put options	Rm	—	—	—	—	(45)	55	—	—	—
Ethane swap options	Rm	—	—	329	(329)	—	—	—	—	—
Foreign exchange zero cost collars	Rm	(196)	209	—	—	—	—	(2 504)	2 172	—
Crude oil zero-cost collar	Rm	(12)	14	—	—	(81)	72	—	—	—
Interest rate swap	Rm	—	—	—	—	—	—	—	—	811
*

A weakening of the Rand/US$ spot exchange rate of R3,24 will likely result in the spot price falling within the corridor of the cap and floor rates of the zero-cost collars. No gain or loss will be made if these derivatives are settled at a spot price between the cap and floor. The exchange rate would have to weaken by at least R3,24/US$, up to the cap of R17,52, before losses are incurred on the derivatives.

**	Sensitivities on the downward shift has been limited by the low US$ Libor at 30 June 2021.

		US$/Rand Spot price		US$ Swap curve		Rand Swap curve
30 June 2021		+R1/US$	-R1/US$	+0,1%	-0,1%	+1,0%	-1,0%
Oxygen supply contract embedded derivative	Rm	(601)	601	98	(99)	(825)	955

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40.2Fair value

		US$/Rand Spot price		US$ Swap curve		Rand Swap curve
30 June 2020		+R1/US$	-R1/US%	+0,1%	-0,1%	+1,0%	-1,0%
Oxygen supply contract embedded derivative	Rm	(506)	506	117	(120)	(724)	860

The fair value of the embedded derivative financial instrument contained in a long-term oxygen supply contract to our Secunda Operations is impacted by a number of observable and unobservable variables at valuation date. The sensitivities provided above reflect the impact on fair value as a result of movements in the significant input variables utilised for valuation purposes.

Accounting policies:

Derivative financial instruments and hedging activities

The group is exposed to market risks from changes in interest rates, foreign exchange rates and commodity prices. The group uses derivative instruments to hedge its exposure to these risks.

All derivative financial instruments are initially recognised at fair value and are subsequently stated at fair value at the reporting date. Attributable transaction costs are recognised in the income statement when incurred. Resulting gains or losses on derivative instruments, excluding designated and effective hedging instruments, are recognised in the income statement.

To the extent that a derivative instrument has a maturity period of longer than one year, the fair value of these instruments will be reflected as a non-current asset or liability.

Hedge accounting

The group continues to apply the hedge accounting requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’.

Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the criteria for cash flow hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

If the forecast transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve, as other comprehensive income, to the underlying asset or liability on the transaction date. If the forecast transaction is no longer expected to occur, then the cumulative balance in other comprehensive income is recognised immediately in the income statement as reclassification adjustments. Other cash flow hedge gains or losses are recognised in the income statement at the same time as the hedged transaction occurs.

Economic hedges

When derivative instruments, including forward exchange contracts, are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on fair value hedges are recognised in the income statement.